

COMPASS
MINERALS

2023

PROXY STATEMENT

Notice of Annual Meeting of Shareholders

**Wednesday, February 15, 2023
12:00 p.m., Central time**

www.virtualshareholdermeeting.com/CMP2023



Through the responsible transformation of Earth's natural resources, we help keep people safe, feed the world and enrich lives, every day.

COMPASS MINERALS

February 15, 2023

12:00 p.m., Central Time
9900 West 109th Street,
Suite 100 Overland Park,
Kansas 66210
(913) 344-9200

NOTICE
of Annual Meeting of Stockholders

TO OUR STOCKHOLDERS,

We cordially invite you to attend the 2023 annual meeting of stockholders of Compass Minerals International, Inc. We will be holding the annual meeting via live webcast.



WHEN
Wednesday, February 15, 2023,
12:00 p.m., Central time



VIRTUAL MEETING
www.virtualshareholdermeeting.com/CMP2023



RECORD DATE
Only stockholders of record as of the close of business on December 22, 2022, may vote at the meeting or any postponements or adjournments of the meeting



By Order of the Board of Directors,

Mary L. Frontczak

Mary L. Frontczak
Chief Legal and Administrative Officer and Corporate Secretary

January 3, 2023

We hope you will attend our virtual meeting, where you will be able to vote and submit questions. Our virtual meeting format offers the same participation opportunities as were provided at our past in-person meetings, and also makes it easy for all stockholders with internet access—regardless of their location—to participate.

At the meeting, our stockholders will be asked to consider and act upon the following items of business:

ITEMS OF BUSINESS

1. Elect 10 director nominees, each for a one-year term
2. Approve, on an advisory basis, the compensation of our named executive officers
3. Approve, on an advisory basis, the frequency of advisory approval of the compensation of our named executive officers
4. Approve an amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan
5. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2023
6. Consider any other business that may properly come before the meeting and any postponement or adjournment of the meeting

As in the past, we are providing access to our proxy materials over the internet, which reduces the costs of printing and distributing our proxy materials as well as the environmental impact of our annual meeting.

YOUR VOTE IS VERY IMPORTANT.

Please vote regardless of whether you plan to attend our annual meeting.

If you would like more information, please see the Questions and Answers section of this Proxy Statement.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FIVE WAYS:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.



BY MOBILE DEVICE
Scan the QR code



ONLINE DURING THE ANNUAL MEETING
Vote online during the Annual Meeting at www.virtualsharehold-ermeeting.com/CMP2023



INTERNET
Visit, 24/7,
www.proxyvote.com



BY TELEPHONE
Dial toll-free, 24/7,
1-800-690-6903



BY MAIL
Complete, date and sign your proxy card and send by mail in the enclosed postage paid- envelope

By submitting your proxy, you authorize Mary L. Frontczak and Gary R. Gose, both officers of Compass Minerals, to represent you and vote your shares at the meeting in accordance with your instructions. If you do not provide instructions, they will vote your shares consistent with the Board's recommendations. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

TABLE OF CONTENTS

YOUR VOTE IS VERY IMPORTANT.

Whether or not you plan to attend the annual meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS»

This Notice of Meeting, this Proxy Statement and our Fiscal Year 2022 Annual Report are available at www.proxyvote.com (with your 16-digit control number) and www.compassminerals.com.

PROXY STATEMENT SUMMARY

We provide below highlights of certain information in this Proxy Statement. As it is only a summary, please refer to the complete Proxy Statement and fiscal year 2022 Annual Report before you vote.

In June 2021, our Board of Directors changed our fiscal year end from December 31 to September 30. As a result, our 2021 fiscal year ("fiscal 2021") was the nine-month period from January 1, 2021, to September 30, 2021. References in this Proxy Statement to "fiscal 2022" mean the fiscal year beginning October 1, 2021, and ending September 30, 2022.

2023 Annual Meeting of Stockholders

			
WHEN	**VIRTUAL MEETING**	**RECORD DATE**	**VOTING**
Wednesday, February 15, 2023 12:00 p.m., Central time	www.virtualshareholdermeeting.com/CMP2023	Only stockholders of record as of the close of business on December 22, 2022, may vote	Stockholders of record are entitled to one vote per share of common stock

Voting Matters and our Board's Recommendation

Items of Business	Board Vote Recommendation	Where to Find More Information
1 Elect 10 director nominees, each for a one-year term	✓ **FOR** each Director Nominee	18
2 Approve, on an advisory basis, the compensation of our named executive officers	✓ **FOR**	42
3 Approve, on an advisory basis, the frequency of advisory approval of the compensation of our named executive officers	✓ **EVERY YEAR**	43
4 Approve an amendment to the Compass Minerals International, Inc. 2020 incentive Award Plan	✓ **FOR**	82
5 Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2023	✓ **FOR**	91

In addition to these matters, stockholders may be asked to vote on such other business as may properly come before our 2023 annual meeting of stockholders (the "Annual Meeting").

Governance Overview // SEE PAGE 18

Our stockholders expect our Board to:

- oversee management performance,
- ensure the long-term interests of stockholders are being served,
- monitor risks and compliance with our policies, and
- perform the duties and responsibilities assigned to our Board under our Bylaws, Corporate Governance Guidelines and the laws of the State of Delaware, our state of incorporation.

To fulfill these responsibilities, our Board is committed to ensuring its members bring diverse attributes, backgrounds, viewpoints and perspectives. We believe each of our directors have skills and qualifications that add to the overall effectiveness of our Board. The following table and charts introduce our director nominees. Additional information about each director's background and experience can be found in the "Nominees for Director" section of this Proxy Statement.



Nominees to Our Board of Directors

	Name and Principal Occupation	Age	Director Since	Independent	Other Public Company Boards	Qualifications and Attributes		Committee Memberships: Audit	Comp	EHS&S	NCG
	KEVIN S. CRUTCHFIELD President and CEO, Compass Minerals	61	2019		0	• Business Leader • Industry/End User Knowledge • International Business • Operations/EH&S	• Risk Management • Sales and Marketing • Strategy/M&A			●	
	JON A. CHISHOLM Managing Director, Koch Disruptive Technologies	40	2022		0	• Business Leader • Industry/End User Knowledge • Operations/EH&S	• Risk Management • Sales and Marketing • Strategy/M&A				
	RICHARD P. DEALY President and COO Pioneer Natural Resources	56	2022	✓	0	• Business Leader • Financial Expert • Industry/End User Knowledge • Operations/EH&S	• Risk Management • Sales and Marketing • Strategy/M&A	● 🖩	●		
	EDWARD C. DOWLING, JR. Retired President, CEO and Director Alacer Gold Corp.	67	2022	✓	2	• Business Leader • Industry/End User Knowledge • International Business • Operations/EH&S	• Risk Management • Sales and Marketing • Strategy/M&A • Sustainability/HCM		★	●	
	ERIC FORD Retired EVP, Office of the CEO, Peabody Energy Corporation	68	2011	✓	0	• Business Leader • Industry/End User Knowledge • International Business • Operations/EH&S	• Risk Management • Sales and Marketing • Strategy/M&A			★	●
	GARETH T. JOYCE CEO, Proterra Inc	49	2021	✓	1	• Business Leader • Industry/End User Knowledge • International Business • Operations/EH&S	• Risk Management • Sales and Marketing • Strategy/M&A • Sustainability/HCM			●	●
	MELISSA M. MILLER Executive Vice President and Chief Human Resources Officer, Arconic Corporation	51	2022	✓	0	• Business Leader • International Business • Risk Management	• Strategy/M&A • Sustainability/HCM			●	●
	JOSEPH E. REECE ✪ Managing Member, SilverBox Capital, LLC	61	2019	✓	2	• Business Leader • Financial Expert • Industry/End User Knowledge • International Business	• Risk Management • Sales and Marketing • Strategy/M&A	● 🖩			★

Name and Principal Occupation	Age	Director Since	Independent	Other Public Company Boards	Qualifications and Attributes		Audit	Comp	EHS&S	NCG
SHANE T. WAGNON Vice President, Koch Carbon, LLC	39	2022		0	● Business Leader ● Industry/End User Knowledge ● Operations/EH&S	● Risk Management ● Sales and Marketing ● Strategy/M&A				
LORI A. WALKER Retired CFO and SVP, Valspar Corporation	65	2015	✓	2	● Business Leader ● Financial Expert	● International Business ● Risk Management ● Strategy/M&A	★ 🖩	●		

★ Committee Chair ● Committee Member ✪ Non-Executive Chairman of the Board 🖩 Audit Committee financial expert

Director Nominee Snapshot



GENDER
DIVERSITY

20%

OUR DIRECTOR NOMINEES INCLUDE 1
FEMALE COMMITTEE CHAIR

INDEPENDENCE
(NYSE STANDARDS)

70%

INCLUDING
OUR CHAIRMAN

AUDIT COMMITTEE
EXPERTISE (SEC)

100%

ALL DIRECTOR NOMINEES WHO ARE AUDIT
COMMITTEE MEMBERS ARE CONSIDERED
FINANCIAL EXPERTS

AGE

55.7

AVERAGE AGE

TENURE

3.1

AVERAGE TENURE

BOARD
REFRESHMENT

+8

EIGHT OF OUR NOMINEES HAVE JOINED
THE BOARD IN THE LAST FOUR YEARS

Skills, Experience and Attributes	Kevin S. Crutchfield	Jon Chisholm	Richard P. Dealy	Edward C. Dowling, Jr.	Eric Ford	Gareth T. Joyce	Melissa M. Miller	Joseph E. Reece	Shane T. Wagnon	Lori A. Walker
Business/Functional Leader	●	●	●	●	●	●	●	●	●	●
Financial Expert	○	○	●	○	○	○	○	●	○	●
Industry/End User Knowledge	●	●	●	●	●	●	○	●	●	○
International Business	●	○	○	●	●	●	●	●	○	●
Operations /Environmental, Health & Safety (EH&S)	●	●	●	●	●	●	○	○	●	○
Risk Management	●	●	●	●	●	●	●	●	●	●
Sales and Marketing	●	●	●	●	●	●	○	●	●	○
Strategy/M&A	●	●	●	●	●	●	●	●	●	●
Sustainability/Human Capital Management	○	○	○	●	○	●	●	○	○	○
Diversity										
Race/Ethnicity										
African American	○	○	○	○	○	○	●	○	○	○
White/Caucasian	●	●	●	●	●	●	○	●	●	●
Gender										
Male	●	●	●	●	●	●	○	●	●	○
Female	○	○	○	○	○	○	●	○	○	●

Corporate Governance Highlights

Our Board of Directors places great value on strong governance controls and regularly evaluates and implements emerging best practices. Set forth below are key highlights of our corporate governance practices that are further discussed beginning on page 34 of this Proxy Statement.

✓ Our Board annually reviews its size, composition and ability to function effectively and with appropriate expertise and diversity. As a result of this assessment and our Board's succession planning process, we recently added directors with experiences in finance, human resources and talent development and the mining industry.

✓ In order to ensure Board refreshment, our Board amended our Corporate Governance Guidelines in 2021 to adopt term limits for directors.

✓ Our Board amended our bylaws in 2020 to provide stockholders a proxy access right for director elections.

✓ Our Board is led by a Non-Executive Chairman of the Board, and all of the Board's committees are led by independent directors serving as chairs. Mr. Reece has been our Non-Executive Chairman of the Board since May 2021.

✓ During fiscal 2022, each current director attended at least 75% of all Board meetings and meetings of each Board committee on which he or she served.

✓ We value diversity, which is exhibited in the diversity of our directors' genders, ethnicities, ages, areas of professional expertise, skills and backgrounds.

✓ The independent directors held executive sessions after each Board and committee meeting during fiscal 2022.

✓ Our Board oversees our enterprise risk management process and succession plans for all executive officers.

✓ The EHS&S Committee of our Board works closely with management to provide oversight of environmental, health, safety and sustainability matters impacting us to promote a culture that prioritizes safety, environmental stewardship and sustainability.

✓ Our anti-hedging policy prohibits all directors, executive officers and employees from engaging in short sales of our securities; from buying, selling or investing in Company-based derivative securities; from entering into any hedging transactions with respect to our securities; or from engaging in comparable transactions.

✓ Evaluations for our Board as a whole, each Board committee and each individual director are conducted annually.

✓ All directors are in compliance with our Stock Ownership Guidelines, which require significant ownership of our common stock.

Compensation Overview // SEE PAGE 42

Advisory Approval of Executive Compensation

We are asking our stockholders to approve, on an advisory basis, the compensation of our named executive officers ("NEOs"), commonly referred to as a "say-on-pay" vote. Our Board and the Compensation Committee value the opinions expressed by our stockholders and will consider the results of this say-on-pay vote when evaluating our executive compensation program in the future.



2022 SAY-ON-PAY
APPROVAL

91.88%

Fiscal 2022 Company Performance and Other Highlights



REVENUE[1]	OPERATING EARNINGS[1]	CASH FLOW FROM OPERATIONS[2]
$1.244B	**$42.9M**	**$120.5M**

(1)   From continuing operations only.
(2)   Includes cash flows from discontinued operations.

Throughout fiscal 2022, Compass Minerals remained focused on repositioning our company for accelerated growth, reducing weather dependency and building a foundation for long-term value creation.

We are guided in this transformational journey through our ongoing commitment to building a sustainable culture, performing to meet customer expectations and leveraging our advantaged assets to create value for our shareholders.

Culture

In our effort to build and strengthen a sustainable culture, we are focused on creating a work environment where employees feel safe, valued and heard. We prioritize safe and healthy work practices, we invest in the development of our workforce and we support a robust diversity, belonging, inclusion and equity program.

Additionally, we strive to always operate as responsible stewards of the environment and engage as active participants in the communities where we live and work through collaboration, charitable support and employee volunteerism.

Performance

As we navigated through broader economic and business challenges over the past fiscal year, Compass Minerals achieved many strategic milestones in support of expanding our essential minerals portfolio into adjacent growth markets.

The historic levels of inflationary pressures that all industries had to deal with in 2022 had an acute impact on our Salt segment, which led to higher distribution and production costs. While we took actions to partially offset some of the inflationary effects, our ability is limited until the next season's North America bid process allows us to renegotiate commitments and contract pricing.

Our Plant Nutrition segment had a strong year, profitability wise, despite challenges throughout the year in delivering production in line with historical levels. We continue to work to maximize production yield and mitigate the impact of ongoing drought conditions at our Ogden solar evaporation facility.

In fiscal 2022, we continued to invest in the safe and efficient operation of our core assets, making continued progress on our Goderich mine plan and completing an upgrade to our barge dock at our Cote Blanche mine. While navigating short-term challenges to our core businesses, we stayed dedicated to advancing our third strategic focus area – leveraging our advantaged assets to reposition our company for future growth.

Value

Compass Minerals continued the work during fiscal 2022 to expand our essential minerals portfolio by moving into select, high-return adjacent markets that include lithium production and long-term fire retardants. To accomplish the portfolio expansion, our company plans to capitalize on our logistics and supply chain expertise and leverage our core competencies, which include safe and productive mineral extraction as well as experience in optimizing mining and manufacturing assets.

Executive Compensation Highlights

Our executive compensation program is designed to promote stockholder interests by aligning our compensation with the realization of our business objectives and stockholder value. Set forth below are key highlights of our executive compensation program that are further discussed in the "Compensation Discussion and Analysis" section of this Proxy Statement.

- Compensation for our named executive officers is designed to be tied to Company and individual performance, competitive in comparison to our peers, and appropriate to attract and retain top talent.

- Variable, at-risk compensation, which consists of cash incentive bonuses and long-term equity, at target, constituted 82% of the total direct compensation of our CEO and 72% of the total direct compensation of our other NEOs.

- Our Management Annual Incentive Program ("MAIP") is our annual cash incentive bonus program, which rewards our executive officers for achieving stretch targets that emphasize Company-wide performance and includes metrics tied to ESG, safety and human capital management.

- A significant portion of our executive compensation is tied to long-term performance, with 100% of our long-term incentive awards denominated and paid in equity rather than cash.

- As of December 2022, all executive officers are on track to be in compliance with our Stock Ownership Guidelines, which require significant ownership of Compass Minerals common stock.

- Our Compensation Clawback Policy provides for repayment of certain bonus or other incentive-based or equity-based compensation awarded or paid under our incentive plans in the event of a financial restatement due to material noncompliance of the Company, as a result misconduct (which is generally defined as a knowing violation of SEC rules or regulations or Company policy that results in the restatement) that reduces the financial results which were the basis of the incentive compensation.

- Stockholder approval is required to reprice any outstanding stock options.

Fiscal 2022 Target Compensation Mix



About Compass Minerals

Compass Minerals is a leading global provider of essential minerals focused on safely delivering where and when it matters to help solve nature's challenges for customers and communities. Our salt products help keep roadways safe during winter weather and are used in numerous other consumer, industrial, chemical and agricultural applications. Our plant nutrition products help improve the quality and yield of crops while supporting sustainable agriculture. Additionally, we are pursuing development of a sustainable lithium brine resource to support the North American battery market and are a minority owner of Fortress North America, a next-generation fire retardant company. Compass Minerals operates 12 production and packaging facilities with nearly 2,000 employees throughout the U.S., Canada and the U.K. Visit compassminerals.com for more information about the Company and our products.

Corporate Responsibility

We approach our environmental, social and governance (ESG) work through a fundamental commitment to four key pillars: safety, growth, transparency and stewardship. Together, these pillars form our sustainability compass, guiding our decisions and business practices across all aspects of our company.

> **We have a clear vision of our Core Purpose, Through The essential minerals we mine and harvest, and the products we produce, we help keep people safe, feed the world and enrich lives, every day.**



THE 4 POINTS OF OUR SUSTAINABILITY COMPASS

- **Safety:** *Strive toward zero harm, our highest priority is ensuring the health and safety of our employees and communities in which we operate.*

- **Growth:** *Work to enable sustainable, profitable growth by maximizing the value and efficiency of our production assets, investing in our people, driving innovation and exceeding customer expectations.*

- **Transparency:** *Firm commitment to a culture of trust, transparency and accountability, we seek open and honest communication with our stakeholders, while showing respect for diversity in all its forms.*

- **Stewardship:** *Honor our responsibility to serve as good stewards of the natural resources we rely on to produce, manufacture and market essential mineral products, minimize the impact we have on our environment, and recognize the markets we serve may be impacted by a changing climate.*

Fiscal 2025 ESG Goals and Targets

At Compass Minerals, we recognize the importance of managing our environmental, social and governance impacts and growing our company in a sustainable manner. As we looked to the future, we engaged stakeholders and internal business partners in conversations as well as assessed the broader sustainability landscape to help inform our fiscal 2025 ESG goals and targets that will guide us in the years ahead.

These goals, and the targets that serve as milestones toward achieving them, span the key focus areas of Our Workforce, Our Environment, Our Products and Our Communities. They are driven by the four pillars of our sustainability compass and also informed by our most recent materiality assessment completed in fiscal 2021. We will report progress against our goals and targets in our future ESG reports to help ensure our stakeholders understand where we are each step of the way.

Our Workforce: Compass Minerals is committed to fostering a safe, ethical, diverse and inclusive workplace that empowers bottom-up innovation and equips employees with the tools and training they need to thrive and grow professionally.

Our Environment: Compass Minerals continually evaluates risks and opportunities related to our climate and broader environment. By going beyond compliance, we responsibly transform our natural resources while mitigating impacts and protecting our environment for future generations.

Our Products: Compass Minerals is committed to product safety, quality and transparency. We are also engaging with our vendors to ensure sustainability throughout our supply chain.

Our Communities: Compass Minerals is committed to building relationships that support and enhance our communities while operating in a manner that protects the health and safety of its members.

For more information on our approach toward and management of the ESG issues that matter most to our company and our stakeholders, please see our Fiscal 2021 ESG Report on our company website at compassminerals.com.



COMPASS
— TO THE —
CORE



OUR CORE PURPOSE

At Compass Minerals, our work is essential. Through the responsible transformation of Earth's natural resources, every day we help:

» keep people safe,
» feed the world, and
» enrich lives.

We embrace this responsibility with a passion for quality, consistency and reliability. What we do each day makes a real difference.



OUR CORE VALUES

Our Core Values of Integrity, Respect, Collaboration, Value Creation and High Performance help empower us to fulfill our mission. They guide our decisions and actions. By practicing these behaviors every day, we can all contribute to the success of Compass Minerals. Not only do our Core Values serve as daily guidelines, they help us:

» perform to our potential,
» deliver on our customers' expectations,
» sustainably manage our operations and
» partner better with one another.

We are each responsible for knowing, living and demonstrating our Core Values in everything we do.



INTEGRITY
We operate in a fair and transparent manner, embracing the highest ethical standards in everything we do.



RESPECT
We are committed to creating a diverse, safe and inclusive organization where all are treated with dignity.



COLLABORATION
We accomplish more through cooperation and teamwork.



VALUE CREATION
We deliver the best possible results for our customers and shareholders in a manner that respects the resources entrusted to us.



HIGH PERFORMANCE
We achieve excellence through initiative, accountability and superior results.

Our proxy materials include this Proxy Statement, our Fiscal Year 2022 Annual Report to Stockholders (the "Annual Report"), which includes our Annual Report on Form 10-K for the fiscal year ended September 30, 2022, as well as the proxy card or a voting instruction form. The Annual Report and the information contained on our website do not constitute a part of the proxy solicitation materials and are not incorporated by reference into this Proxy Statement.

YOUR VOTE IS VERY IMPORTANT.

Whether or not you plan to attend the annual meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS»

This Notice of Meeting, this Proxy Statement and our Fiscal Year 2022 Annual Report are available at www.proxyvote.com (with your 16-digit control number) and www.compassminerals.com.

GOVERNANCE

PROPOSAL 1

ELECTION OF DIRECTORS

Current Nominees

Our Board of Directors currently consists of twelve directors.

- The size of our Board was increased from seven to 12 members in calendar 2022 with the appointments of Edward C. Dowling, Jr. (in March), Richard P. Dealy (in May), Melissa M. Miller (in July), Jon A. Chisholm (in November), and Shane T. Wagnon (in November).

- Our Corporate Governance Guidelines include term limits of between 8 and 12 years for directors, with limited exceptions. As a result, our Board determined not to renominate Paul S. Williams for election to the Board this year. During his 13-year tenure on our Board, Mr. Williams served the Company and our stockholders faithfully, and the Board wishes to thank Mr. Williams for his service and contributions to Compass Minerals.

- Eric Ford will have served on the Board for 12 years on August 10, 2023. Mr. Ford has been renominated for election to the Board this year, but to avoid serving past the term limit he has delivered his resignation from the Board, effective as of August 10, 2023.

Our Board of Directors recommends 10 nominees—all incumbent directors—for election to the Board for one-year terms ending at our next annual meeting of stockholders, or until a successor is duly elected and qualified or a director's earlier death, resignation or removal. On the following pages, we summarize the nominees' respective professional backgrounds and the skills that made them desirable additions to our Board.

Except for Mr. Dowling, Mr. Dealy, Ms. Miller, Mr. Chisholm and Mr. Wagnon, each nominee was previously elected at a Compass Minerals annual meeting of stockholders. Each nominee has consented to being named in this Proxy Statement and has agreed to serve, if elected. If a nominee is unable to stand for election, our Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected for any nominee, the proxy holders will vote your shares for the substitute nominee.

Vote Required

Each director will be elected by the affirmative vote of a majority of the votes cast at the meeting with respect to that director nominee. This means that each nominee will be elected if the number of votes cast **FOR** the nominee's election exceeds the votes cast **AGAINST** the nominee's election. Abstentions and broker non-votes will have no effect on the election of any nominee.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE 10 DIRECTOR NOMINEES.**

Fiscal 2023 Nominees for Director

Board Nominee Composition

INDEPENDENT	DIVERSITY		AGE RANGE
70%	**20%** GENDER	**10%** ETHNIC	**39-68** YEARS

AVERAGE TENURE	AVERAGE AGE	JOINED IN LAST 4 YEARS
3.1 YEARS	**55.7** YEARS	**+8**

KEVIN S. CRUTCHFIELD

PRESIDENT AND CEO, COMPASS MINERALS INTERNATIONAL, INC.



Age 61

Director since
- 2019

Committees
- Environmental, Health, Safety and Sustainability

PROFESSIONAL BACKGROUND

- Joined Compass Minerals in 2019 as President and Chief Executive Officer.
- Served as CEO and member of the board of directors of Alpha Metallurgical Resources, Inc. (f/k/a Contura Energy, Inc.), a publicly traded, leading coal supplier, from the company's inception in 2016 to 2019.
- Served as chairman (from 2012 to 2016) and CEO (from 2009 to 2016) of Alpha Natural Resources, Inc., a coal producer.
- Held roles of increasing responsibility at Alpha Natural Resources from 2003-2009.
- Spent over 15 years working at El Paso Corporation, a natural gas and energy provider, as well as other coal and gas producers.

QUALIFICATIONS

Mr. Crutchfield has more than 30 years of mining experience. During that time, he has developed:

(i) extensive operating and managerial experience in domestic and international businesses;

(ii) inclusive leadership and communication skills;

(iii) commodity risk management expertise;

(iv) extensive experience in advancing growth strategies, including acquisitions and strategic alliances; and

(v) broad experience in corporate governance.

Mr. Crutchfield's leadership and strong strategic focus continue to provide our Board with the insight necessary to plan for the Company's long-term success. He also provides valuable insight into our operations, management and culture, serving as an essential link between management and the Board on management's perspectives.

PRIOR PUBLIC COMPANY BOARDS

- Alpha Metallurgical Resources, Inc. (f/k/a Contura Energy, Inc.)
- Alpha Natural Resources, Inc.
- Coeur Mining, Inc.

MR. CRUTCHFIELD'S QUALIFICATIONS AND ATTRIBUTES

- Business/Functional Leader
- International Business
- Risk Management
- Strategy/M&A
- Industry/End User Knowledge
- Operations/EH&S
- Sales and Marketing

JON A. CHISHOLM — MANAGING DIRECTOR, KOCH DISRUPTIVE TECHNOLOGIES



Age 40

Director since
- 2022

PROFESSIONAL BACKGROUND

- Managing Director of Koch Disruptive Technologies, a subsidiary of Koch Industries, Inc., since 2022.
- Served as Vice President of Koch Minerals and Trading, LLC from 2014 to 2022.
- Joined Koch in 2005 and has held several roles of growing responsibility across various Koch subsidiaries, including Flint Hills Resources, Koch Fertilizer and Koch Carbon.

QUALIFICATIONS

Mr. Chisholm has:

(i) strong financial, investment and commercial capability;

(ii) expertise in a wide range of industries, including energy, plant nutrition and commodities;

(iii) leadership experience in complex businesses;

(iv) substantial experience in strategic planning and mergers and acquisitions.

Mr. Chisholm's leadership experience, expertise in mergers and acquisitions and industry knowledge make him a valuable member of our Board.

MR. CHISHOLM'S QUALIFICATIONS AND ATTRIBUTES

 Business/Functional Leader    Operations/EH&S    Sales and Marketing

 Industry/End User Knowledge    Risk Management    Strategy/M&A

RICHARD P. DEALY — PRESIDENT AND COO, PIONEER NATURAL RESOURCES



Age 56

Independent Director since
- 2022

Committees
- Audit
- Compensation

PROFESSIONAL BACKGROUND

- President and Chief Operating Officer of Pioneer Natural Resources, an oil and gas exploration and production company, since January 2021.
- Served as Pioneer Natural Resources' Executive Vice President and Chief Financial Officer from 2004 through 2020, Vice President and Chief Accounting Officer from 1998 to 2004, and Vice President and Controller from 1997 to 1998.
- Joined Parker & Parsley, a predecessor of Pioneer Natural Resources, in 1992 and was promoted to Vice President and Controller in 1996.
- Mr. Dealy is a certified Public Accountant and was employed by KPMG LLP before joining Parker & Parsley.

QUALIFICATIONS

Mr. Dealy has:

(i) extensive operating and managerial experience in complex businesses;

(ii) proven financial expertise and knowledge of financial costs and systems;

(iii) a strong background in strategy and mergers, acquisitions and divestitures; and

(iv) experience in setting and communicating ESG strategy.

Mr. Dealy's operating and managerial expertise, financial experience, expertise and mergers and acquisitions and knowledge of ESG strategy make him a valuable member of our Board.

MR. DEALY'S QUALIFICATIONS AND ATTRIBUTES

 Business/Functional Leader    Industry/End User Knowledge    Risk Management    Strategy/M&A

 Financial Expert    Operations/EH&S    Sales and Marketing

EDWARD C. DOWLING, JR.   RETIRED PRESIDENT, CEO AND DIRECTOR, ALACER GOLD CORP.



Age 67

Independent Director since
- 2022

Committees
- Environmental, Health, Safety and Sustainability
- Compensation (Chair)

PROFESSIONAL BACKGROUND

- Has over 30 years of mining experience, most recently as President and CEO of Alacer Gold Corp., a gold producer, from 2008 to 2012, and Chairman from 2013 to 2020.
- Previously, was President and CEO of Meridian Gold Inc., a gold and silver producer, from 2006 to 2007.
- Served as Executive Director for Mining and Exploration at De Beers S.A., a diamond producer, from 2004 to 2006.
- Served as Executive Vice President for Operations at Cleveland-Cliffs, Inc., an iron miner and steelmaker, from 1998 to 2004.
- Previously served as chairman of the board of Polyus Open Joint Stock Company.

QUALIFICATIONS

Mr. Dowling has:

(i) extensive experience in the mining industry;

(ii) substantial leadership and operational experience in complex, international businesses, which includes leadership positions based in multiple countries;

(iii) extensive experience in advancing growth strategies, including mergers, divestitures and acquisitions;

(iv) a strong background in human resources and talent development as well as compensation practices; and

(v) recognized leadership in driving safety, environmental and sustainability improvements.

Mr. Dowling's mining expertise, leadership experience, expertise in mergers and acquisitions and knowledge of compensation practices makes him a valuable member of our Board.

OTHER CURRENT PUBLIC COMPANY BOARDS

- Copper Mountain Mining Corp. (Chairman)
- Teck Resources Ltd.

MR. DOWLING'S QUALIFICATIONS AND ATTRIBUTES

- Business/Functional Leader
- International Business
- Risk Management
- Strategy/M&A
- Industry/End User Knowledge
- Operations/EH&S
- Sales and Marketing
- Sustainability/Human Capital Management

ERIC FORD
RETIRED EVP, OFFICE OF THE CEO, PEABODY ENERGY CORPORATION



Age 68

Independent Director since
- 2011

Committees
- Environmental, Health, Safety and Sustainability (Chair)
- Nominating/ Corporate Governance

PROFESSIONAL BACKGROUND

- Served as EVP, Office of the Chief Executive Officer of Peabody Energy Corporation, the world's largest private sector coal company, from 2007 until his retirement in 2014. In this position, Mr. Ford oversaw strategic aspects of the company's Australia platform, including business direction, operational and commercial strategy, risk management and external stakeholder interaction.
- Served in various senior executive roles at Peabody from 2007.
- Prior to joining Peabody, served as CEO of Anglo Coal Australia Pty Ltd.

QUALIFICATIONS

Mr. Ford has:

(i) substantial leadership experience in managing and operating underground mining businesses on four continents;

(ii) extensive expertise in strategic long-term and short-term natural resource planning and optimization;

(iii) a deep understanding of environmental, health and safety practices and risk management and mitigation; and

(iv) significant project development and implementation experience.

Mr. Ford brings to our Board and as Chair of the Environmental, Health, Safety and Sustainability Committee demonstrated executive leadership expertise and a keen understanding of the complexity of operating a global mining company.

MR. FORD'S QUALIFICATIONS AND ATTRIBUTES

- Business/Functional Leader
- International Business
- Risk Management
- Strategy/M&A
- Industry/End User Knowledge
- Operations/EH&S
- Sales and Marketing

GARETH T. JOYCE
CEO, PROTERRA INC



Age 49

Independent Director since
- 2021

Committees
- Environmental, Health, Safety and Sustainability
- Nominating/ Corporate Governance

PROFESSIONAL BACKGROUND

- Chief Executive Officer of Proterra Inc., an electric vehicle technology company.
- Served as President of Proterra during 2021 and as President, Proterra Powered and Energy, from 2020 to 2021.
- Served at Delta Airlines Inc., an international airline, as Chief Sustainability Officer in 2020; Senior Vice President, Airport Customer Service, and President, Delta Cargo, from 2017 to 2020; and President, Delta Cargo, from 2016 to 2017.
- From 2004 to 2016, held roles of increasing responsibility at Daimler AG, an international automobile manufacturer, including as President and Chief Executive Officer, Mercedes-Benz Canada, and Vice President, Customer Service, Mercedes-Benz USA.

QUALIFICATIONS

Mr. Joyce has:

(i) substantial leadership and operational experience in complex, international businesses, which includes leadership positions based in multiple countries;

(ii) industry-leading knowledge in the transportation sector, with a focus on electric vehicle battery technology and markets;

(iii) proven expertise in sustainability; and

(iv) experience in strategic planning, customer service, sales and general management.

Mr. Joyce's extensive experience in the transportation sector and focus on electric vehicle battery technology and markets make him a valuable member of our Board. He also provides our Board expertise in sustainability.

OTHER CURRENT PUBLIC COMPANY BOARDS
- Proterra Inc

MR. JOYCE'S QUALIFICATIONS AND ATTRIBUTES

- Business/Functional Leader
- International Business
- Risk Management
- Strategy/M&A
- Industry/End User Knowledge
- Operations/EH&S
- Sales and Marketing
- Sustainability/Human Capital Management

MELISSA M. MILLER

EVP AND CHIEF HR OFFICER, ARCONIC CORPORATION



Age 51

Independent Director since
- 2022

Committees
- Environmental, Health, Safety and Sustainability
- Nominating/ Corporate Governance

PROFESSIONAL BACKGROUND

- Executive Vice President and Chief Human Resources Officer of Arconic Corporation, which specializes in lightweight metals engineering and manufacturing, since it separated from Arconic, Inc. in 2020.
- Previously was Vice President of Human Resources for Arconic, Inc.'s Global Rolled Products businesses from 2017 to 2020 and of its Transportation and Construction Systems businesses from 2016 to 2017.
- Held multiple leadership roles with a broad spectrum of progressive HR responsibilities at Arconic's predecessor, Alcoa, from 2005 to 2016, including as Director, Global Human Resources, Building and Construction Systems from 2011 to 2016.
- Prior to joining Alcoa, Ms. Miller worked in several HR-related roles at Marconi (formally known as FORE systems) for more than seven years.

QUALIFICATIONS

Ms. Miller has:

(i) comprehensive management experience in large, publicly traded international companies;

(ii) a strong background in human resources and talent development as well as compensation practices;

(iii) experience in the development and execution of a human resources strategy; and

(iv) substantial diversity and inclusion leadership skills.

Ms. Miller's extensive management experience and distinctive knowledge of compensation and corporate benefits provide value to our Board.

MS. MILLER'S QUALIFICATIONS AND ATTRIBUTES

- Business/Functional Leader
- Risk Management
- International Business
- Sustainability/Human Capital Management
- Strategy/M&A

JOSEPH E. REECE
MANAGING MEMBER, SILVERBOX CAPITAL, LLC AND CEO, HELENA CAPITAL, LLC



Age 61

Independent Director since
- 2019

Non-Executive Chairman of the Board

Committees
- Audit
- Nominating/ Corporate Governance (Chair)

PROFESSIONAL BACKGROUND

- Managing Member of SilverBox Capital, LLC, an alternative investment manager that he co-founded, and its predecessors since 2015.
- Previously served as Executive Vice Chairman and Head of UBS Securities LLC's Investment Bank for the Americas from 2017 to 2018 and on the board of directors for UBS Securities LLC.
- Served as an employee and acted as a consultant to BDT & Company from October 2019 to November 2021.
- Served in roles of increasing responsibility at Credit Suisse from 1997 to 2015, including as Global Head of Equity Capital Markets and Co-Head of Credit Risk.
- Practiced law for ten years, including at the law firm Skadden, Arps, Slate, Meagher & Flom LLP and at the Securities and Exchange Commission (the "SEC").

QUALIFICATIONS

Mr. Reece has:

(i) demonstrated executive leadership with global investment banking firms;

(ii) extensive capital markets experience;

(iii) substantial mergers, acquisition and investment experience, including in the mining and natural resources sectors; and

(iv) a strong understanding of corporate governance and securities laws.

Mr. Reece's extensive leadership experience in investment banking combined with his proven expertise in capital markets, strategy and mergers and acquisitions make him a valuable member of our Board and effective leader as Non-Executive Chairman of the Board.

OTHER CURRENT PUBLIC COMPANY BOARDS

- NCR Corporation
- Quotient Technology Inc.

PRIOR PUBLIC COMPANY BOARDS

- Atlas Technical Consultants, Inc.
- CST Brands, Inc.
- Del Frisco's Restaurant Group, Inc.
- LSB Industries, Inc.
- RumbleOn, Inc.

MR. REECE'S QUALIFICATIONS AND ATTRIBUTES

- Business/Functional Leader
- Industry/End User Knowledge
- Risk Management
- Strategy/M&A
- Financial Expert
- International Business
- Sales and Marketing

SHANE T. WAGNON
VP TRADING AND TERMINALS, KOCH CARBON, LLC



Age 39

Director since
- 2022

PROFESSIONAL BACKGROUND
- Vice President of Trading and Terminals for Koch Carbon, LLC, a subsidiary of Koch Industries, Inc., since 2019.
- Served as General Manager of Koch's Global Sulfur business from 2012 to 2019.
- Joined Koch in 2004 via its INVISTA subsidiary. Prior to his commercial leadership roles, Mr. Wagnon served in various business development capacities including capital projects, M&A, corporate restructuring, private equity partnerships and tax-equity investments.

QUALIFICATIONS
Mr. Wagnon has:

(i) leadership and management experience in complex businesses;

(ii) expertise in energy and manufacturing, and experience negotiating sales to miners and producers of fertilizers and chemicals;

(iii) substantial experience in strategic planning and mergers and acquisitions.

Mr. Wagnon's industry knowledge and leadership and management experience make him a valuable member of our Board.

MR. WAGNON'S QUALIFICATIONS AND ATTRIBUTES

- Business/Functional Leader
- Operations/EH&S
- Sales and Marketing
- Industry/End User Knowledge
- Risk Management
- Strategy/M&A

LORI A. WALKER
RETIRED CFO AND SVP, THE VALSPAR CORPORATION



Age 65

Independent Director since
- 2015

Committees
- Audit (Chair)
- Nominating/ Corporate Governance

PROFESSIONAL BACKGROUND
- Served as CFO and SVP of The Valspar Corporation, a global coatings manufacturer, from 2008 to 2013, where she led the Finance, IT and Communications teams.
- Served as Valspar's VP, Controller and Treasurer from 2004 to 2008, and as VP and Controller from 2001 to 2004.
- Prior to joining Valspar, worked at Honeywell, Inc., a global conglomerate of commercial and consumer products, for 20 years in roles with progressively increasing responsibility, including as Director of Global Financial Risk Management.
- Currently serves on the board of directors of Southwire Company, LLC, a private company.

QUALIFICATIONS
Ms. Walker has:

(i) extensive experience as a financial executive with broad knowledge of financial controls and systems;

(ii) strategic planning expertise;

(iii) a strong background in mergers, acquisitions, divestitures and strategic alliances; and

(iv) active service as audit committee chair of a public company and a private company.

Ms. Walker's extensive financial leadership experience in global, publicly traded companies, knowledge of financial controls and systems and risk management and understanding of IT infrastructure have made her a valuable member of our Board and Chair of the Audit Committee.

OTHER CURRENT PUBLIC COMPANY BOARDS
- Constellium N.V.
- Hayward Holdings, Inc.

MS. WALKER'S QUALIFICATIONS AND ATTRIBUTES

- Business/Functional Leader
- Financial Expert
- Risk Management
- International Business
- Strategy/M&A

Board of Directors and Board Committees

Role of the Board of Directors

Our Board is elected by our stockholders to oversee our management, to help ensure we meet our responsibilities to our stockholders, and to build long-term growth in stockholder value. Beyond its general oversight of management, our Board performs a number of critical roles in:

- our strategic planning process;
- our enterprise risk management processes;
- selecting the CEO; and
- executive officer succession planning.

Our Board has adopted Corporate Governance Guidelines, which are available on our website at www.compassminerals.com.

Board Leadership

JOSEPH E. REECE



Age 61

Independent Non-Executive Chairman of the Board
since May 18, 2021

OUR BOARD IS LED BY A NON-EXECUTIVE CHAIRMAN OF THE BOARD, WHO MUST BE AN INDEPENDENT DIRECTOR.

Mr. Reece has been serving as our Non-Executive Chairman of the Board since May 18, 2021, and has been a member of our Board since March 6, 2019.

Under our Corporate Governance Guidelines, the Non-Executive Chairman of the Board's duties and responsibilities include:

- Acting as an adviser to the CEO;
- Establishing Board meeting agendas and the appropriate schedule of Board meetings, in consultation with the CEO, and considering agenda items suggested by independent and non-employee directors;
- Directing that specific information be included in Board materials delivered in advance of Board meetings and working with Board committees to assess the quality, quantity and timeliness of the flow of information from management to the Board;
- Presiding at all Board and stockholder meetings;
- Developing and establishing the agenda for, and presiding at, executive sessions of the Board's independent and non-employee directors;
- Acting as principal liaison between the independent directors and the CEO;
- Working with the Nominating/Corporate Governance Committee (the "Governance Committee") to recommend to the Board the membership of the Board committees and Board committee chairs;
- Leading the annual evaluation of the CEO (in conjunction with the Compensation Committee), the Board, the Board committees and individual directors;
- Calling meetings of the independent and non-employee directors;
- Being available to advise the committee chairs in fulfilling their designated roles and responsibilities; and
- Being the external spokesperson for the Board and available for communication with stockholders, upon reasonable request.

Our Board regularly considers whether our leadership structure is appropriate and has concluded that separating the Chairman and CEO roles is appropriate. In particular, this leadership structure clarifies the individual roles and responsibilities of the CEO and Chairman, streamlines decision making and enhances accountability. Mr. Reece has in-depth knowledge of the issues, challenges and opportunities facing Compass Minerals, expertise in capital markets and strategy, and proven leadership capabilities. As a result, our Board believes he has all of the qualities necessary to be an effective leader as Non-Executive Chairman of the Board. The Board believes the current structure appropriately allows full discussion of significant issues, supported by input from our management and independent directors.

Our Corporate Governance Guidelines include a succession plan for our Non-Executive Chairman of the Board. Specifically, in the event our Non-Executive Chairman of the Board is unable to serve in this capacity, the most tenured independent director would serve as the Non-Executive Chairman of the Board until the Board members select a new Non-Executive Chairman of the Board.

Director Independence

Our Board evaluates the independence of its members at least annually and at other appropriate times when a change in circumstances could potentially impact the independence of a director (for example, if a director changes employment). In making independence determinations, our Board applies the independence requirements of the New York Stock Exchange ("NYSE"). Under NYSE rules, directors are independent if they do not have a disqualifying relationship, as described in NYSE rules. Our Board affirmatively determines that each independent director has no material relationship with us, either directly or as an officer, stockholder or partner of an organization that has a relationship with us.

INDEPENDENT

73%

As a result of its independence evaluation, our Board determined that each of our current directors is an independent director, other than Mr. Crutchfield, our CEO, and Mr. Chisholm and Mr. Wagnon, who were designated for appointment by Koch Minerals & Trading LLC ("KM&T"), our largest stockholder.

Board and Committee Meetings, Executive Sessions and Attendance

Our Board is active and engaged. Board agendas are set in advance by the Non-Executive Chairman of the Board to ensure appropriate topics are covered and there is sufficient time for discussion. Directors receive comprehensive materials in advance of Board and Board committee meetings and are expected to review these materials in advance of meetings to ensure our meetings are focused on active discussions instead of lengthy presentations.

Our Board meets regularly throughout the year and held twelve meetings in fiscal 2022. Under our Corporate Governance Guidelines, our Board is required to hold at least four executive sessions per year with independent and non-employee directors, without the CEO or other Company employees present. The Non-Executive Chairman of the Board is responsible for coordinating, developing the agenda for, and presiding at these executive sessions. Our independent directors held executive sessions, without the CEO or other Company employees present, after each regularly scheduled meeting in fiscal 2022.

During fiscal 2022, each then-current director attended at least 75% of all Board meetings and meetings of each Board committee on which he or she served during the period he or she was on the Board or Board committee. Under our Corporate Governance Guidelines, directors are expected to attend each annual meeting of stockholders; all of our current directors who were serving at the time attended our February 2022 annual meeting of stockholders.

The membership of each standing Board committee as of the date of this Proxy Statement and the number of fiscal 2022 meetings of the Board and each standing Board committee are shown in the following table.

Directors	Independent	Audit	Compensation	EHS&S	Nominating/ Corporate Governance
					Committee Memberships
Kevin S. Crutchfield				●	
Jon A. Chisholm					
Richard P. Dealy	●	● 🔲	●		
Edward C. Dowling, Jr.	●		★	●	
Eric Ford	●			★	●
Gareth T. Joyce	●			●	●
Melissa M. Miller	●			●	●
Joseph E. Reece ✪	●	● 🔲			★
Shane T. Wagnon					
Lori A. Walker	●	★ 🔲			●
Paul S. Williams	●		●		●
Amy J. Yoder	●	●	●		
Fiscal 2022 Meetings	Board - 12	8	7	4	4

★ Committee Chair　　● Committee Member　　✪ Non-Executive Chairman of the Board　　🔲 Audit Committee financial expert

Board Committees

Our Board has four standing committees:

- the Audit Committee;
- the Compensation Committee;
- the Governance Committee; and
- the EHS&S Committee.

 Each Board committee operates under a written charter adopted by our Board, which is available on the Investor Relations section of our website at www.compassminerals.com.

Each Board committee has the authority to retain advisors, at the Company's expense, to help the committee perform its functions. At each regularly scheduled Board and Board committee meeting, our independent directors held executive sessions, without the CEO or other Company employees present.

Following is a description of each standing Board committee.

AUDIT COMMITTEE

**MEETINGS IN FISCAL 2022: 8
EACH WITH AN EXECUTIVE SESSION**



Members
- **Lori A. Walker (Chair)**
- Richard P. Dealy
- Joseph E. Reece
- Amy J. Yoder

ALL MEMBERS ARE INDEPENDENT

PRIMARY RESPONSIBILITIES

The Audit Committee assists our Board with:
- overseeing the integrity of our financial statements,
- monitoring the adequacy and effectiveness of our accounting and financial controls, and
- supervising the performance of our internal audit function and independent auditor.
- The Audit Committee also oversees our compliance with:
  - legal and regulatory requirements,
  - our enterprise risk management process,
  - cybersecurity protocols, and
  - our Code of Ethics and Business Conduct.

The Audit Committee's functions are further described under "Report of the Audit Committee" on page 92.

QUALIFICATIONS
- Our Board has determined that each member of the Audit Committee is independent under NYSE and SEC rules and is financially literate, knowledgeable, and qualified to review financial statements.
- Our Board also determined that each of Mr. Dealy, Mr. Reece and Ms. Walker is an "audit committee financial expert," as defined by SEC rules.

COMPENSATION COMMITTEE

**MEETINGS IN FISCAL 2022: 7
EACH WITH AN EXECUTIVE SESSION**



Members
- **Edward C. Dowling, Jr. (Chair)**
- Richard P. Dealy
- Paul S. Williams
- Amy J. Yoder

ALL MEMBERS ARE INDEPENDENT

PRIMARY RESPONSIBILITIES

The Compensation Committee:
- reviews and approves (or makes recommendations to the Board regarding):
  - the compensation for our executive officers (including our CEO),
  - our incentive compensation and equity-based compensation plans that are subject to Board approval and administers all of our equity-based compensation plans, and
  - our Board's compensation;
- and oversees:
  - the application of our compensation clawback policy,
  - our stock ownership guidelines,
  - risks related to our compensation policies and practices,
  - our talent management and human capital management strategies, including recruitment, development, promotion and retention, and
  - our policies and practices promoting diversity and inclusion.

The Compensation Committee's functions are further described under "Compensation Discussion and Analysis."

The Compensation Committee Report is on page 65.

QUALIFICATIONS
- Our Board has determined that each member of the Compensation Committee meets the heightened independence requirements for compensation committee members under NYSE and SEC rules.

 **NOMINATING/CORPORATE GOVERNANCE COMMITTEE**

MEETINGS IN FISCAL 2022: 4
EACH WITH AN EXECUTIVE SESSION



Members
- **Joseph E. Reece (Chair)**
- Eric Ford
- Gareth T. Joyce
- Melissa M. Miller
- Lori A. Walker
- Paul S. Williams

ALL MEMBERS ARE INDEPENDENT

PRIMARY RESPONSIBILITIES

The Nominating/Corporate Governance Committee is responsible for:

- considering, assessing and making recommendations concerning director nominees,
- reviewing the size, structure and composition of our Board and Board committees,
- conducting the annual review of the Non-Executive Chairman of the Board,
- overseeing our corporate governance, and
- reviewing and approving any related party transactions.

The Governance Committee's functions are further described under "—Director Selection Process and Qualifications" and "—Procedures for Nominations of Director Candidates by Stockholders."

QUALIFICATIONS

- Our Board has determined that each member of the Nominating/ Corporate Governance Committee is independent under NYSE rules.

 **ENVIRONMENTAL, HEALTH, SAFETY AND SUSTAINABILITY COMMITTEE**

MEETINGS IN FISCAL 2022: 4
EACH WITH AN EXECUTIVE SESSION



Members
- **Eric Ford (Chair)**
- Kevin S. Crutchfield
- Edward C. Dowling, Jr.
- Gareth T. Joyce
- Melissa M. Miller

PRIMARY RESPONSIBILITIES

The EHS&S Committee is responsible for:

- monitoring environmental, health, safety and sustainability matters, including our objectives, policies, procedures and performance,
- overseeing our risks and risk management,
- overseeing our compliance with applicable laws, and
- reviewing our sustainability efforts and reporting as well as our efforts to advance our progress on sustainability.

The EHS&S Committee's functions are further described under "—Corporate Governance—Corporate Responsibility."

Board Role in Risk Oversight

⚠ MANAGEMENT'S ROLE IN RISK OVERSIGHT

Management is responsible for risk management activities, including the development of strategies and actions to anticipate, identify, assess, manage and appropriately mitigate identified risks.

- Our management has implemented an enterprise risk management process, which is designed to identify and assess risk and to develop strategies and policies regarding risk acceptance, reduction, mitigation or avoidance.
- An overview of the findings of this enterprise risk management process and our top-identified risks is presented periodically to our Board, providing our Board an opportunity to inquire and provide guidance on our risk management activities.
- Our strategic plans, which our Board regularly discusses with our management, also reflect the findings of our enterprise risk management process.

BOARD'S ROLE IN RISK OVERSIGHT

Our Board's role in our risk management process is one of oversight. The independent structure of our board enables objective oversight of the risk management process.

Board committees are provided with more specific information on our risks and risk mitigation activities relating to their respective area of responsibility.

AUDIT COMMITTEE

Oversees:
- our enterprise risk management process, and
- our major financial risk exposures, including cybersecurity risk.

COMPENSATION COMMITTEE

Oversees:
- risks related to our compensation policies and practices, and
- talent and human capital management related risks.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE

Oversees:
- matters related to our corporate governance risks and Board independence.

ENVIRONMENTAL, HEALTH, SAFETY AND SUSTAINABILITY

Oversees:
- environmental, health, safety and sustainability risks, including climate-related risks, that are inherent in our business, and
- our compliance with EHS&S initiatives.

Compensation Policies and Practices Related to Risk Management

The Compensation Committee reviewed our compensation policies and practices and determined that these policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. This review and risk assessment included an inventory of incentive plans and programs and considered factors such as the number of participants, performance metrics, maximum payments and risk mitigation features. In addition, the Compensation Committee, with the assistance of its independent compensation consultant, assesses and considers potential risks when reviewing and approving our compensation policies and practices.

Our executive compensation program, described in detail in "Compensation Discussion and Analysis," has risk mitigation features, including:

- Balanced mix of pay components, biased toward variable pay components and a market competitive cash component.

- Long-term equity-based compensation, generally, vesting over three years.

- Annual bonus payments to executive officers are capped at 200% of the target payment, subject to performance factors based on Company-wide and shared performance objectives.

- Restricted stock units ("RSUs") and performance stock units ("PSUs") are subject to Company-wide financial metrics, which apply equally to all recipients (other than grants to new hires), to encourage a unified and responsible approach to achieving financial and strategic goals. PSUs having overlapping three-year performance periods, which emphasizes long-term, sustained performance. Payout of PSUs is capped at 150%, 200% or 300% of target, depending on the award.

- Enhanced compensation recoupment or "clawback" policy, which subjects employees, including executive officers, to a policy that allows the Compensation Committee to recover all or any portion of certain bonuses, equity or other incentive compensation in the event of a restatement due to material noncompliance of the Company, as a result misconduct (which is generally defined as a knowing violation of SEC rules or regulations or Company policy that results in the restatement) that reduces the financial results which were the basis of the incentive compensation.

- Stock Ownership Guidelines that help align executive officer and stockholder interests and reduce excessive short-term risk taking at the expense of long-term results. In addition, under these Guidelines executive officers are required to attain and maintain significant stock ownership, which increases the effectiveness of our clawback policy.

- Prohibition on repricing stock options without stockholder approval.

- Anti-hedging and anti-pledging policy that applies to all directors, executive officers and employees.

Majority Voting in Uncontested Director Elections, Director Resignation Policy

Under our Bylaws, in an uncontested election of directors (i.e., one where the number of director nominees does not exceed the number of directors to be elected), each director will be elected by a majority of the votes cast. This means the number of votes cast **FOR** a nominee's election must exceed the number of votes cast **AGAINST** the nominee's election. In a contested election of directors (i.e., one where the number of director nominees exceeds the number of directors to be elected), each director will be elected by a plurality vote. This means the nominees receiving the highest number of votes cast **FOR** will be elected even if a nominee receives less than a majority of the votes cast.

Under our Corporate Governance Guidelines, in an uncontested election of directors, any director nominee who receives a greater number of **AGAINST** votes than **FOR** votes, must promptly tender his or her resignation to our Board. The Governance Committee and our Board would then consider whether to accept or reject the tendered resignation and take appropriate action in accordance with our Corporate Governance Guidelines.

Director Term Limits

Our Corporate Governance Guidelines provide for term limits for directors. All non-employee directors have a term limit of 8 to 12 years, with limited exceptions. As a result of this term limit, our Board determined not to renominate Mr. Williams for election to the Board this year.

Service on Other Boards of Directors

Service by our Board members on the boards of directors of other companies provides valuable governance and leadership experience that ultimately benefits Compass Minerals. However, this service may require a commitment of significant time and attention. As a result, under our Corporate Governance Guidelines, non-employee directors may sit on no more than five boards of directors of for-profit companies (including our Board), without the approval of our Board. Our CEO must obtain the approval of our Board before serving on a board of directors of any other for-profit company. Currently, none of our non-employee director nominees sit on more than five boards of directors of for-profit companies (including our Board), and our CEO does not sit on the board of directors of any other for-profit company.

In addition, no member of our Audit Committee may simultaneously serve on the audit committee of more than two other public companies, unless our Board determines that this simultaneous service would not impair the ability of such director to effectively serve on our Audit Committee and this determination is disclosed in our Proxy Statement. Currently, no member of our Audit Committee serves on the audit committee of more than two other public companies.

Board Evaluation Process

Our Board recognizes that a thorough, constructive evaluation process enhances our Board's effectiveness and is an essential element of good corporate governance. Our Corporate Governance Guidelines require annual evaluations of the performance of the Board, Board committees and individual directors, including the Non-Executive Chairman of the Board and the CEO. As part of the annual evaluation process, directors can provide confidential feedback on the performance of other directors and the effectiveness of the Board and each Board committee, as well as compliance of each Board committee with its charter. The evaluations are reviewed each year and are modified as appropriate to ensure the evaluations focus on director contributions and performance in light of our business and strategies.

Our Board and each Board committee reviews its evaluation results and performance and implements changes based on these results. Our Board and our Governance Committee also review the evaluation results and performance of individual directors, including our Non-Executive Chairman of the Board. The Governance Committee uses these results when it considers potential nominees for election as a director. In addition, each director receives individual feedback based on the evaluation results.

Succession Planning

Each year, our Board works with management to review succession and development plans for the CEO and all other executive officers. At least once per year, our CEO discusses Company leadership and talent development with our Board. Our Board members become familiar with potential successors for our executive officers and other key leaders through various means, including presentations to the Board and informal meetings. In addition, succession planning and talent development discussions are embedded in our leadership and performance management processes. We develop our talent capability through job rotations and experiences, new tools, training, and hiring outside talent with a diversity of backgrounds and skills. Our management has developed and maintains an emergency succession plan for key positions, including the CEO and other executive officers, that is reviewed at least annually with our Board.

Corporate Governance

Compass Minerals' corporate governance materials are posted on our website, investors. compassminerals.com/investors-relations/corporate-governance/policies. Those policies include:

- Code of Ethics and Business Conduct
- Corporate Governance Guidelines
- Environmental, Health, Safety and Sustainability Committee Charter
- Human Rights Policy
- Guidelines for Fair Disclosure to the Investment Community
- Audit Committee Charter
- Nominating/Corporate Governance Committee Charter

- Environment, Health, Safety and Sustainability Policy
- Supplier Code of Conduct
- Canadian French Code of Ethics and Business Conduct
- Compensation Committee Charter
- Stock Ownership Guidelines
- Latest and Prior ESG Reports
- Ethics Hotline compassminerals.ethicspoint.com

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct (our "Code of Ethics") for our directors, officers and employees, which is grounded in our Core Values. Our Code of Ethics is reviewed each year for appropriate updates. Directors, officers and salaried employees are asked to annually certify their understanding of and compliance with our Code of Ethics.

Only our Board or a designated Board committee may grant waivers of our Code of Ethics for our directors and executive officers. We intend to disclose any changes in, or waivers from, our Code of Ethics by posting such information on www.compassminerals.com or by filing a Current Report on Form 8-K, in each case if such disclosure is required by SEC or NYSE rules. No waivers of our Code of Ethics were granted to directors or officers in fiscal 2022.

Our Code of Ethics is made available to our employees in English and Canadian French and is available on our website.

Director Selection Process and Qualifications

The Governance Committee is responsible for reviewing the composition of our Board and recommending candidates for nomination and election at the annual stockholder meeting and to fill Board vacancies.

The Governance Committee annually reviews with the Board the size and composition of our Board, focusing on the interplay of each director's and director nominee's experience, qualifications, attributes and skills with the Board as a whole and the Company's needs. In making its recommendations to our Board regarding the composition of our Board and the nomination of director candidates, the Governance Committee considers the qualifications of individual director candidates applying the Board membership criteria described below.

While the selection of qualified directors is a complex, subjective process that requires consideration of many intangible factors, our Board believes that diversity is an important attribute of a well-functioning board. Accordingly, our Governance Committee considers diversity when identifying and nominating potential directors. Our Corporate Governance Guidelines provide that our Governance Committee and our Board should strive for a mix of directors that represents a diversity of attributes, background, experience (including experience with businesses and other organizations of a comparable complexity), perspectives and skills, including with respect to differences in customs, culture, international background, thought, generational views, race, gender and specialized professional experience. Our Board also considers diversity when selecting directors for Board leadership positions.

Our Corporate Governance Guidelines set forth the following minimum qualifications for a director:

(i) personal integrity,

(ii) a degree from an accredited college or university or equivalent professional experience,

(iii) five years' successful experience in a senior responsible position,

(iv) good communication skills,

(v) practical, mature business judgment,

(vi) experience analyzing corporate financial statements,

(vii) experience and effectiveness working closely with a team of senior professionals,

(viii) available time to dedicate to the position,

(ix) the absence of conflicts of interest, and

(x) an understanding of organizational structure and accountability, delegation of authority, compensation practices, and the dynamics of competitive businesses.

If a vacancy arises or our Board decides to expand its membership, the Governance Committee, with the involvement of the Non-Executive Chairman of the Board and the CEO, will seek recommendations of potential candidates from incumbent directors, our stockholders, management, third-party search firms and other sources. The Governance Committee will then evaluate each potential candidate on the basis of the qualifications, skills and attributes described above.

Our Board also actively monitors the tenure and expected service of each Board member, considering our Corporate Governance Guidelines, including the director term limit.

At the Governance Committee's direction, we retained an independent third-party search firm to assist us in the process of identifying new Board members with needed experience and skills coupled with the highest standards of personal and professional integrity. Over the course of the year, the search committee appointed by our Board interviewed several candidates submitted by the third-party search firm. Upon the recommendations of the search committee and the Governance Committee, our Board appointed Mr. Dowling as a director on March 24, 2022, Mr. Dealy as a director on May 9, 2022, and Mrs. Miller as a director on July 12, 2022, and they have been nominated to stand for election at the Annual Meeting.

On November 13, 2022, Mr. Chisholm and Mr. Wagnon were appointed to our Board pursuant to the terms of the Stock Purchase Agreement between the Company and KM&T (the "KM&T Stock Purchase Agreement"). For more information about the KM&T investment, see the discussion under "Review and Approval of Transactions with Related Persons" beginning on page 36. Mr. Chisholm and Mr. Wagnon have been nominated to stand for election at the Annual Meeting.

The Governance Committee is committed to promoting gender diversity on our Board and is actively looking for opportunities to add gender diverse directors to the Board. We aim for at least 30% of our Board to consist of "gender diverse directors," which Glass Lewis defines as women and directors that identify with a gender other than male or female. The appointment of Mr. Chisholm and Mr. Wagnon at the designation of KM&T resulted in a Board that is less than 30% gender diverse, so at that time we directed our third-party search firm to assist us in identifying an additional gender diverse director. This process is ongoing, and if it is successful 30% of the Board will be gender diverse upon Mr. Ford's resignation becoming effective on August 10, 2023.

Anti-Hedging and Pledging Policy

All directors, executive officers and employees are prohibited from engaging in short sales of our securities and from buying, selling or investing in Company-based derivative securities, including entering into any hedging transactions with respect to our securities or engaging in comparable transactions. Directors and executive officers also are prohibited from pledging any Company securities (i.e., using our common stock as collateral for a loan or to trade shares on margin).

Stock Ownership Guidelines

Our Compensation Committee has adopted a policy requiring each director and member of our senior management to obtain and maintain ownership in our common stock (or its equivalent) at specified levels. For purposes of the Stock Ownership Guidelines, restricted stock units, earned performance stock units and deferred stock units count toward the ownership achievement. The ownership requirements are summarized in the following table.

Position	Stock Ownership Requirement		Compliance Period
Non-employee directors	✓ ✓ ✓ ✓ ✓	**5x** annual cash retainer	5 years from joining the Board
CEO	✓ ✓ ✓ ✓ ✓	**5x** base pay	5 years from appointment
Other executive officers	✓ ✓	**2x** base pay	5 years from appointment

As of December 2022, all directors and executive officers have met their requirements under the Stock Ownership Guidelines, or were still within their five-year window to achieve compliance.

Stockholder Nominations of Director Candidates

The Governance Committee will consider director candidates submitted by our stockholders using the same criteria described above under "Director Selection Process and Criteria."

Stockholders who wish to nominate candidates for election at our 2024 annual meeting of stockholders must deliver a stockholder's notice within the applicable time frame specified below under "Additional Filings and Information—Stockholder Proposals and Nominations for 2024 Annual Meeting."

In December 2020, our Board amended and restated our Bylaws to provide a proxy access right for stockholders. Under the proxy access right, a stockholder, or a group of up to 20 stockholders, owning at least three percent of the Company's outstanding common stock continuously for at least three years may nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of (a) two director nominees or (b) twenty percent of the Board, subject to certain limitations and provided that the stockholders and nominees satisfy the requirements specified in our Bylaws. In particular, any candidate nominated pursuant to the proxy access provisions must be independent pursuant to our Corporate Governance Guidelines and otherwise qualify as independent under NYSE rules, be a "non-employee director" as defined in SEC Rule 16b-3, be an "outside director" as defined in Section 162(m) of the Internal Revenue Code, and not be subject to disqualifying events under Rule 506 of Regulation D.

Stockholders who wish to nominate candidates for election as a director under our proxy access Bylaws should deliver the information required by our Bylaws to:



Compass Minerals International, Inc.
Attention: Secretary
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

Review and Approval of Transactions with Related Persons

Our Board has adopted a written policy and procedures for review, approval and monitoring of transactions involving Compass Minerals and "related persons" (directors, director nominees, executive officers, their immediate family members and stockholders owning 5% or more of our outstanding stock). The policy covers any related-person transaction that meets the minimum threshold for disclosure in our Proxy Statement under relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest).

Under the Board's policy and procedures, the Governance Committee will review the material facts of all proposed related-party transactions. In determining whether to approve or ratify a related-party transaction, the Governance Committee will take into account, among other factors it deems appropriate, whether the related-party transaction is on terms no less favorable to Compass Minerals than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction.

On September 14, 2022, the Company entered into the KM&T Stock Purchase Agreement, pursuant to which the Company agreed to issue and sell in a private placement to KM&T or its affiliate 6,830,700 shares of the Company's common stock for an aggregate purchase price of $252 million (the "Private Placement"). On October 18, 2022, the Company consummated the

Private Placement and as a result, KM&T and its indirect parent Koch Industries Inc. became a greater than 5% holder of our common stock. Pursuant to the Stock Purchase Agreement, among other things, KM&T has a right to appoint two designees to the Board, has certain obligations to the Company concerning the voting of its Company shares, is subject to customary transfer and standstill restrictions, and has certain preemptive rights, customary information rights and customary registration rights. In November, 2022, KM&T appointed Jon A. Chisholm and Shane T. Wagnon as its designees to the Board.

In fiscal 2022, there were no other transactions involving Compass Minerals and related persons that required disclosure in this Proxy Statement.

Communications with our Board of Directors

Stockholders or others who wish to communicate with our Board or any individual director should direct their comments to:



Compass Minerals International, Inc.
Attention: Secretary
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210



AskTheBoard@compassminerals.com

The Company's Secretary will forward any communications (excluding routine advertisements, business solicitations and communications that the Secretary deems to be a security risk or harassment) to each member of our Board or, if applicable, to the individual directors named in the correspondence. If the correspondence is directed exclusively to the independent directors or to one or more non-management directors, the communication will be delivered to the Non-Executive Chairman of the Board or the non-management directors.

Compensation Committee Interlocks and Insider Participation

No person who served as a member of the Compensation Committee during fiscal 2022 was a current or former officer or employee of the Company (other than Richard S. Grant, who previously served as our Interim Chief Executive Officer), or engaged in certain transactions with us required to be disclosed as "related person transactions" under SEC regulations. There were no compensation committee "interlocks" during fiscal 2022, which generally means that none of our executive officers served as a director or member of the compensation committee of another entity, one of whose executive officers served as a member of our Board or as a member of the Compensation Committee.

Fiscal 2022 Non-Employee Director Compensation

Philosophy and Objectives

Our non-employee director compensation program is designed to attract and retain well-qualified directors with appropriate skill sets to meet our evolving needs. Our Board considers and determines non-employee director compensation each year, taking into account recommendations from the Compensation Committee and its independent compensation consultant. The Compensation Committee formulates its recommendation to our Board based on its review and analysis of the compensation consultant's report on director compensation practices for a specific group of peer companies, which our Board also reviews when making its determinations regarding director compensation. A discussion of our peer group can be found under "Compensation Discussion and Analysis—Executive Compensation Framework and Governance—Executive Compensation Program Summary—Peer Groups and Benchmarking."

Fiscal 2022 Compensation

Non-employee directors had the opportunity to receive the following compensation in fiscal 2022:

- Cash compensation, paid in quarterly installments, consisting of a:
    - (i) $85,000 annual retainer,
    - (ii)   annual Board committee chair and member retainer, and
    - (iii)   supplemental $65,000 annual retainer for our Non-Executive Chairman of the Board.
- Equity compensation, paid once per year, with an annual value of $120,000 for all directors, as well as a supplemental Non-Executive Chairman of the Board equity award with an annual value of $105,000.
- Other compensation, as described under "—Other Compensation."

The amount of non-employee director compensation for fiscal 2022 changed from fiscal 2021 compensation with an increase in the annual cash retainer from $75,000 to $85,000, an increase in the annual value of the equity compensation for each non-employee director from $115,000 to $120,000, an increase in the supplemental annual value of equity for our Non-Executive Chairman of the Board from $55,000 to $105,000 and the removal of the supplemental annual retainer and equity award for the Chairman Emeritus.

A special committee (the "Special Committee") was established in November, 2021 to evaluate and recommend to the Board potential courses of action in connection with an investigation the SEC was making into the Company. An annual retainer of $50,000 was approved for each of the members of the Special Committee, which were Mr. Reece, Ms. Walker and Mr. Williams. In September, 2022, the Company reached a settlement with the SEC, concluding the investigation, and the Special Committee was disbanded.

Non-employee director compensation is prorated based on the relevant dates of service and is paid pursuant to our Non-Employee Director Compensation Policy. Mr. Crutchfield, our president and CEO and Board member, does not receive any additional compensation for serving as a director.

Cash Compensation

In addition to the annual Board retainer and supplemental retainer for our Non-Executive Chairman of the Board, non-employee directors receive retainers for serving as Board committee chairs or members. The following table summarizes the annual retainers paid for fiscal 2022 service on Board committees.

Board Committee Service	Fiscal 2022 Retainers	
	Chair ($)	Member ($)
Audit	22,500	10,000
Compensation	15,000	7,500
Environmental, Health, Safety and Sustainability	12,500	5,000
Nominating/Corporate Governance	12,500	5,000
Special	-	50,000

Equity Compensation

Non-employee directors receive an equity award with an annual value of $120,000, either in shares of our common stock, RSUs or, at the director's election, in deferred stock units ("DSUs"). In addition, the Non-Executive Chairman of the Board receives an equity award with an annual value of $105,000. For fiscal 2022, these equity awards (other than the increase in the supplemental annual value of equity for our Non-Executive Chairman of the Board) were prorated by 75%, for those directors who received the full annual equity award value in May 2021, due to the fiscal year change. Equity awards for directors appointed to the Board during fiscal 2022 (Mr. Dealy, Mr. Dowling and Ms. Miller) were prorated for the portion of the fiscal year between their appointment and the next Annual Meeting. Mr. Joyce was appointed to the Board soon after the start of fiscal 2022 and received the full annual equity award without proration. In addition, Mr. Joyce received an equity award upon his appointment to the Board in October 2021 which was prorated for the period of time between his appointment and the 2022 Annual Meeting. Equity awards are generally granted once per year upon election at each annual meeting of stockholders, and vest on the earlier of the Company's next annual meeting (as long as the annual meeting is as least 50 weeks after the grant date) or the one-year anniversary of the grant date. Dividend equivalents are paid on the DSUs and RSUs when dividends are declared.

Other Compensation and Deferral of Compensation

The Company entered into a consulting agreement with Valdemar L. Fischer for the period from the May 2021 annual meeting until the sale of the Company's South America chemicals and specialty plant nutrition businesses (which concluded in April 2022). He received an annual fee of $75,000 during the consulting period.

Non-employee directors may elect to defer all or a portion of their cash and equity compensation. Any cash compensation that is deferred is converted into DSUs. As dividends are paid on our common stock, DSUs accrue dividends in the form of additional DSUs, which have a value equivalent to our common stock and vest immediately on grant. Accumulated DSUs are distributed in the form of our common stock at the time the director ceases to be a member of our Board or such other dates elected by the director.

The following table summarizes the total compensation paid to or earned by non-employee directors during fiscal 2022.

FISCAL 2022 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Richard P. Dealy[4]	40,549	95,014	-	135,563
Edward C. Dowling, Jr.[5]	51,774	110,137	-	161,911
Valdemar L. Fischer	-	-	38,333	38,333
Eric Ford	100,000	90,029	-	190,029
Richard S. Grant[6]	15,688	-	-	15,688
Gareth T. Joyce[7]	89,959	162,566	-	252,525
Melissa M. Miller[8]	21,168	73,986	-	95,154
Joseph E. Reece	213,161	155,260	-	368,421
Allan R. Rothwell[9]	37,778	-	-	37,778
Lori A. Walker	154,657	90,029	-	244,686
Paul S. Williams	144,817	90,029	-	234,846
Amy J. Yoder	100,000	90,029	-	190,029

(1)   Includes cash compensation granted in the form of shares of our common stock and deferred in the form of DSUs.

(2)   Represents equity compensation paid in the form of shares of our common stock, RSUs and DSUs. Fiscal 2022 annual equity awards were prorated by 75%, for those directors who received the full equity award in May 2021, due to the fiscal year change (Mr. Ford, Mr. Reece, Ms. Walker, Mr. Williams and Ms. Yoder). The amounts represent the grant date fair value recognized in accordance with FASB ASC Topic 718. The number of shares of common stock, RSUs and DSUs granted was based on the market value of our common stock on each grant date. The amounts include DSUs and RSUs that will vest at the 2023 Annual Meeting (1,594 RSUs for Mr. Ford, 2,324 DSUs for Mr. Reece, 1,594 RSUs for Ms. Walker, 1,594 DSUs for Mr. Williams, and 1,594 RSUs for Ms. Yoder). For Mr. Dealy, the amount includes 2,080 RSUs that will vest on May 9, 2023. For Mr. Dowling, the amount includes 1,738 DSUs that will vest on March 24, 2023. For Mr. Joyce, the amount includes 615 RSUs that will vest on October 12, 2022, which were prorated for the period of time between his appointment and the 2022 Annual Meeting, and 2,125 RSUs that will vest at the 2023 Annual Meeting. For Ms. Miller, the amount includes 2,331 RSUs that will vest on July 11, 2023.

(3) Reflects amounts paid under Mr. Fischer's consulting agreement. For more information, see "—Other Compensation and Deferral of Compensation."
(4) Prorated based on joining the Board on May 9, 2022.
(5) Prorated based on joining the Board on March 24, 2022.
(6) Prorated based on Board service ending on November 16, 2021.
(7) Cash compensation was prorated based on joining the Board on October 12, 2021.
(8) Prorated based on joining the Board on July 11, 2022.
(9) Prorated based on Board service ending on February 24, 2022.

Fiscal 2023 Compensation

Following a review by the Compensation Committee of the independent compensation consultant's report on director compensation practices of our peer companies, our Compensation Committee and Board approved an increase to Board committee chair and member retainers for non-employee director compensation, effective January 1, 2023. In addition, the Board Special Committee service was removed, effective October 1, 2022. The remainder of the non-employee director compensation program for fiscal 2023 remains unchanged. The following table summarizes these changes.

| | Fiscal 2023 Retainers | |
	Chair ($)	Member ($)
Board Committee Service		
Audit	27,500	10,000
Compensation	22,500	10,000
Environmental, Health, Safety and Sustainability	17,500	7,500
Nominating/Corporate Governance	17,500	7,500

As designees of KM&T, pursuant to the KM&T Stock Purchase Agreement, Mr. Chisholm and Mr. Wagnon do not receive compensation for their service on the Board. They do receive reimbursement for reasonable travel and other reasonable and documented out-of-pocket expenses related to the performance of their duties.

Corporate Responsibility

We have a clear vision of our Core Purpose: Through the essential minerals we mine and harvest, and the products we produce, we help keep people safe, feed the world and enrich lives, every day. We are committed to our stockholders, customers, employees and communities and to ensuring safety throughout our operations, building a sustainable company, being responsible stewards of the resources we manage, and minimizing or mitigating our environmental impact where possible.

We approach our environmental, social and governance work through a fundamental commitment to four key pillars: safety, growth, transparency and stewardship. Together, these pillars form our sustainability compass, guiding our decisions and business practices across all aspects of our company.



As we build our Company, serve our customers, innovate and bring new products to market, we always keep this compass in mind. Our Board as a whole reviews our ESG reporting, targets and goals, as well as our progress toward achieving them, at least once each year. On a regular basis, the EHS&S Committee focuses on environmental, health, safety and sustainability matters; the Compensation Committee focuses on social and diversity matters; and the Governance Committee focuses on corporate governance matters. Our Board also considers risks and opportunities regarding ESG and sustainability matters.

To demonstrate and reinforce our commitment to these topics, we have designed a compensation program that motivates our executive officers to operate our business in a profitable and sustainable manner. Approximately one-third of the target annual incentive compensation for executives under the MAIP (our annual cash bonus program) is based on total case incident rate (which measures our safety performance) and shared performance goals for matters including organizational health and advancing diversity, belonging, inclusion and equity (DBIE). We believe these incentives will help us maintain a strong safety culture and create a workplace where our employees can bring their authentic selves to work, feel safe, know they are valued and heard, thrive and grow professionally, and take pride in their work and in our Company.

Our Fiscal 2021 ESG report structure and disclosure align with leading sustainability reporting frameworks, including the Global Reporting Initiative ("GRI") Standards and the Sustainability Accounting Standards Board ("SASB"). We have also looked to the Task Force on Climate-related Financial Disclosures ("TCFD") and U.N. Sustainable Development Goals ("SDGs") to help inform our ESG reporting.

 Additional information about our ESG areas of focus, including our fiscal 2025 ESG Goals and Targets, is located in our Fiscal 2021 ESG Report at www.compassminerals.com.

COMPENSATION

ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

Our stockholders are being asked to cast an advisory, non-binding vote to approve the compensation of our NEOs, commonly referred to as a "say-on-pay vote." Our Board and the Compensation Committee, which administers our executive compensation program, value the opinions expressed by our stockholders and will continue to consider the outcome of say-on-pay votes in making decisions on executive compensation.

Our executive compensation program is designed to promote stockholder interests by aligning our compensation with the realization of our business objectives and stockholder value. Our Board believes our executive compensation program uses appropriate structures and sound pay practices that are effective in achieving our core objectives. We encourage stockholders to read the "Compensation Discussion and Analysis" section of this Proxy Statement, which describes our executive compensation program in detail and the decisions made by the Compensation Committee for fiscal 2022.

Our Board recommends that you vote in favor of the following advisory resolution:

"RESOLVED, that Compass Minerals International, Inc. stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis and "Executive Compensation Tables" sections of the Company's Proxy Statement)."

Vote Required

Approval of an advisory resolution to approve the compensation of our NEOs requires the affirmative vote of the holders of a majority of the shares of common stock present and entitled to vote at the Annual Meeting. Abstentions have the same effect as a vote against this proposal. Broker non-votes will have no effect on the outcome of this proposal. As an advisory vote, the outcome of the vote on this proposal will not be binding upon Compass Minerals, our Board or the Compensation Committee.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ADVISORY APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

PROPOSAL 3

ADVISORY APPROVAL ON FREQUENCY OF ADVISORY APPROVAL OF NAMED EXECUTIVE OFFICER COMPENSATION

As described in Proposal 2 above, our stockholders have the opportunity to approve, on an advisory basis, the compensation of our NEOs.

This Proposal 3 affords stockholders the opportunity to vote, on an advisory basis, on how often we should include a say-on-pay vote in our proxy materials for future Annual Meetings of stockholders (or special meetings of stockholders if we are required to include executive compensation information in the meeting's Proxy Statement). Under this Proposal 3, stockholders may vote to have the say-on-pay vote every year, every two years or every three years, or they may abstain.

Our stockholders voted on a similar proposal in 2017 and the majority agreed with the Board that say-on-pay votes should occur every year. Our Board believes that say-on-pay votes should be conducted every year (as opposed to every two or three years) so that stockholders may annually express their views on our executive compensation program. Our stockholders have been provided with the opportunity to cast a say-on-pay vote every year since 2011, when the SEC rules mandating say-on-pay votes first went into effect. Our Board and the Compensation Committee, which administers our executive compensation program, value the opinions expressed by stockholders in these votes and will continue to consider the outcome of say-on-pay votes in making decisions on executive compensation.

Vote Required

The choice of frequency that receives the highest number of "for" votes will be considered the advisory vote of the stockholders. Abstentions and broker non-votes will have no effect on the outcome of this proposal. As an advisory vote, the outcome of the vote on this proposal will not be binding upon Compass Minerals, our Board or the Compensation Committee.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR HOLDING SAY-ON-PAY VOTES EVERY "1-YEAR."**

Compensation Contents

Compensation Discussion and Analysis

This section describes the material components and objectives of our executive compensation program for our NEOs and explain how and why our Compensation Committee arrived at specific compensation practices and decisions for fiscal 2022 NEO compensation. The NEOs whose compensation will be discussed in this section are the following individuals.

Fiscal 2022 Named Executive Officers

    

KEVIN S. CRUTCHFIELD
President and Chief Executive Officer

LORIN CRENSHAW
Chief Financial Officer

MARY L. FRONTCZAK
Chief Legal and Administrative Officer and Corporate Secretary

GEORGE J. SCHULLER, JR.
Chief Operations Officer

JAMES D. STANDEN
Chief Commercial Officer

S. BRADLEY GRIFFITH
Former Chief Commercial Officer *(served until October 27, 2021)*

Executive Summary

We view **compensation practices** as an avenue to communicate and reinforce our goals and standards of conduct, as well as a means to reward NEOs for their achievements.	Our **compensation philosophy** is grounded in promoting stockholder interests by aligning compensation with the realization of our business objectives and increased long-term stockholder value.	**We are committed** to providing a competitive total compensation package that drives employee engagement and performance which, in turn, helps drive our business strategy and success.

Fiscal 2022 Company Performance and Other Highlights

REVENUE[1]	OPERATING EARNINGS[1]	CASH FLOW FROM OPERATIONS[2]
$1.244B	**$42.9M**	**$120.5M**

(1) From continuing operations only.
(2) Includes cash flows from discontinued operations.

In fiscal 2022, we achieved the following financial results.

- Generated fiscal 2022 revenue of $1.24 billion, an increase of 9% versus the comparable year-over-year period, and operating earnings of $43 million, a decrease of 60% versus the comparable year-over-year period.

- Salt segment revenue of $1.01 billion, representing an increase of 12% versus the comparable year-over-year period. Salt segment operating earnings were $116 million, which was a decrease of 35% versus the comparable year-over-year period.

- Plant Nutrition segment revenue of $222 million, a decrease of 5% versus the comparable year-over-year period, and operating earnings of $37 million, an increase of 308% from the comparable year-over-year period.

Throughout fiscal 2022, Compass Minerals remained focused on repositioning our company for accelerated growth, reducing weather dependency and creating sustained value.

We are guided in this transformational journey through our ongoing commitment to building a sustainable culture, performing to meet customer expectations and leveraging our advantaged assets to create value for our shareholders.

Culture

In our effort to build and strengthen a sustainable culture, we are focused on creating a work environment where employees feel safe, valued and heard. We prioritize safe and healthy work practices, we invest in the development of our workforce and we support a robust diversity, belonging, inclusion and equity program.

Additionally, we strive to always operate as responsible stewards of the environment and engage as active participants in the communities where we live and work through collaboration, charitable support and employee volunteerism.

Performance

As we navigated through broader economic and business challenges over the past fiscal year, Compass Minerals achieved many strategic milestones in support of expanding our essential minerals portfolio into adjacent growth markets.

The historic levels of inflationary pressures that all industries had to deal with in 2022 had an acute impact on our Salt segment, which led to higher distribution and production costs. While we took actions to partially offset some of the inflationary effects, our ability is limited until the next season's North America bid process resets commitments and contract pricing.

Our Plant Nutrition segment had a strong year, profitability wise, despite challenges throughout the year in delivering production in line with historical levels. We continue to work to maximize production yield and mitigate the impact of ongoing drought conditions at our Ogden solar evaporation facility.

In fiscal 2022, we continued to invest in the safe and efficient operation of our core assets, making continued progress on our Goderich mine plan and completing a much-needed upgrade to our barge dock at our Cote Blanche mine. While navigating short-term challenges to our core businesses, we stayed dedicated to advancing our third strategic focus area – leveraging our advantaged assets to reposition our company for future growth.

Value

Compass Minerals continued the work during fiscal 2022 to expand our essential minerals portfolio by moving into select, high-return adjacent markets that include lithium production and long-term fire retardants. To accomplish the portfolio expansion, our company plans to capitalize on our logistics and supply chain expertise and leverage our core competencies, which include safe and productive mineral extraction as well as experience in optimizing mining and manufacturing assets.

Leadership Updates

CEO Amended and Restated Employment Agreement

On August 5, 2022, we entered into an amended and restated employment agreement with Mr. Crutchfield (the "Crutchfield Amended Employment Agreement"). Mr. Crutchfield has served as our President and CEO since May 2019, and the Crutchfield Amended Employment Agreement replaces his prior employment agreement and provides for Mr. Crutchfield's continued employment with the Company. The Crutchfield Amended Employment Agreement provided for:

- Base salary: $1,124,000 per year.

- MAIP cash bonus opportunity: Targeted at 150% of base salary. More information about the MAIP bonus can be found at "—Executive Compensation Decisions for Fiscal 2022—Fiscal 2022 Management Annual Incentive Program."

- Long-term incentive compensation:

  - For fiscal 2023 and future years: Annual target grant value of 350% of base salary.

  - Performance share Award: Mr. Crutchfield was granted annualized absolute total shareholder return (aTSR) PSUs with an equity award value of $2,500,000 on August 5, 2022, vesting on May 31, 2025. See "—Executive Compensation Decisions for Fiscal 2022—Long-Term Incentive Compensation—CEO Amended and Restated Employment Agreement Performance Share Award" for more details.

Additional information about the Crutchfield Amended Employment Agreement can be found under "Termination of Employment and Change in Control Benefits."

Other Leadership Updates

Mr. Crenshaw joined as Chief Financial Officer on December 1, 2021. We entered into an offer letter with Mr. Crenshaw (as amended, the "Crenshaw Offer Letter"), which is described in more detail at "—Executive Compensation Decisions for Fiscal 2022—Offer Letter for Mr. Crenshaw."

Mr. Standen was appointed as Chief Commercial Officer on December 1, 2021, having previously served as Chief Financial Officer.

Mr. Griffith (who had been serving as Chief Commercial Officer) departed the Company on October 27, 2021. Mr. Griffith was entitled to severance payments under our Executive Severance Plan, and we entered into agreements with Mr. Griffith that provided for separation payments and other benefits, as described in more detail under "—Executive Compensation Decisions for Fiscal 2022—Separation Agreement and Compensation for Mr. Griffith."

Setting Executive Compensation

The performance of our executive officers is essential to achieving our goal of increasing stockholder value. To align executive officer interests with those of stockholders, and to motivate and reward individual initiative and effort, a significant portion of our NEOs' compensation is at-risk and performance-based. The performance metrics that underlie our incentive compensation programs are aligned with the Company's financial goals and business strategy, and have a clear connection to each NEO's individual performance and the performance of our senior management team as a whole. Our executive compensation program is intended to offer an opportunity for gain in the event of successful performance against established criteria, balanced with the prospect of reduced compensation if performance goals are not attained.

As we do every year, we ensured our compensation philosophy and compensation policies are aligned with the Company's objectives. We made the following changes, and took the following actions, with respect to our fiscal 2022 executive compensation program.

Compensation Element	Changes to fiscal 2022 Executive Compensation Program
1 **Base Salaries** **(effective December 1, 2021)**	The only increases made to NEO base salaries in fiscal 2022 were for Mr. Crutchfield, Ms. Frontczak and Mr. Schuller whose base salaries increased by 5%.
2 **Management Annual Incentive Program (MAIP)**	No changes were made to the fiscal 2022 MAIP target percentages for NEOs other than for Mr. Crutchfield whose MAIP target percentage increased from 125% to 150% in accordance with the Crutchfield Amended Employment Agreement.
	Replaced the Adjusted Free Cash Flow performance metric with Adjusted Operating Cash Flow.
3 **Long-Term Incentive Compensation**	No changes were made to the target grant value percentages of annual equity awards for fiscal 2022. However, fiscal 2022 target grant values were prorated by 75% of the full annual value to recognize that full-year grants were awarded in fiscal 2021 prior to the fiscal year change. Fiscal 2022 awards were granted on October 15, 2021.
	rTSR PSUs were awarded in October 2021 instead of Adjusted EBITDA Growth PSUs. The Compensation Committee also awarded supplemental peer alignment awards.

Fiscal 2022 Key Compensation Elements

The key elements of our executive compensation program did not change in fiscal 2022. These elements are described in detail under "— Executive Compensation Decisions for Fiscal 2022" and are summarized below.

Compensation Element	Purpose
1 **Base Salaries**	Base salary is earned in return for the day-to-day job performed as well as the NEO's scope of responsibilities. We believe our base salaries are competitive and appropriate to attract and retain top talent.
2 **Management Annual Incentive Program (MAIP)**	The MAIP, our annual cash bonus program, offers variable performance-based compensation that rewards our NEOs for individual and overall Company performance results achieved in the most recently completed fiscal year.
3 **Long-Term Incentive Compensation**	These awards generally take the form of RSUs and PSUs to align management with long-term stockholder interests as well as provide an appropriate balance between pay at risk and time-vesting awards that support retention. We believe this mix of equity incentives motivates and rewards our NEOs for sustaining long-term financial and operational performance that increases stockholder value.

Total direct compensation, which includes base salary, MAIP bonus payments and equity awards for our NEOs, is targeted to align with median levels for our selected market group, to provide a competitive compensation opportunity and to attract and retain executive talent. Our market group is comprised of a blend of our peer group companies and market data from reputable survey sources. In any given year or for any given NEO, some elements may be above or below median.

Linking Compensation to Performance

Our Compensation Committee designs our executive compensation program to appropriately align pay and performance, with a significant portion of executive compensation being at risk and performance-based. In addition, our Compensation Committee believes that executive officer compensation should consist more heavily of variable elements than the compensation of other employees because executive officer performance is more likely to have a strong and direct impact on strategic and financial results that can affect stockholder value. Our pay mix and design reflect these beliefs.

The following charts illustrate the fiscal 2022 total direct compensation mix for Mr. Crutchfield and for our other NEOs (on average). These charts reflect:

- **(i)** base salary as of September 30, 2022,
- **(ii)** fiscal 2022 MAIP bonus at target, and
- **(iii)** target grant value of fiscal 2022 equity awards with no proration for the fiscal year change (our long-term incentive compensation).



2022 "Say-On-Pay" Vote, Stockholder Engagement Process and Input from Stockholders

The results of the annual stockholder say-on-pay vote help inform the Compensation Committee on the views of stockholders. The Compensation Committee considers the results of the say-on-pay vote and stockholder feedback when designing and making decisions regarding our executive compensation program.

2022 SAY-ON-PAY APPROVAL

91.88%

At our 2022 annual meeting of stockholders, our say-on-pay proposal received support from approximately 91.88% of the votes cast on the proposal.

Stockholder Engagement Process

The Company routinely engages through regular outreach to stockholders on a variety of topics, including ESG matters, through in person and virtual non-deal roadshows along with conference participation. We maintain meaningful dialogue with a broad range of stockholders, including large institutional investors, small to mid-sized institutions, pension funds and individual investors.

Executive Compensation Framework and Governance

We view compensation practices as an avenue to communicate and reinforce our goals and standards of conduct, as well as a means to reward NEOs for their achievements.

Our compensation philosophy is grounded in promoting stockholder interests by aligning compensation with the realization of our business objectives and increased long-term stockholder value.

We are committed to providing a competitive total compensation package that drives employee engagement and performance which, in turn, helps drive our business strategy and success.

This commitment leads to compensation programs that are designed to:

✓ Provide employees with an attractive, market competitive pay opportunity that delivers an appropriate balance of "at risk" incentive-based pay and fixed compensation.

✓ Foster a pay-for-performance culture that motivates employees to achieve exceptional levels of performance.

✓ Drive an environment of accountability, teamwork and cross-functional collaboration.

✓ Utilize a framework that is simple to understand, provides flexibility to grow, attracts the talent Compass Minerals needs to be successful, and is linked to measurable benchmarks relevant to our business.

✓ Be consistent with our long-term business strategy.
  - Focus on the efficient use of resources.
  - Motivate participants to overcome challenges.
  - Strive for continuous improvement that can be adapted for the changing markets and environments in which we operate.

To achieve these compensation objectives, our executive officer compensation program is based on the principles described below.

✓ **Be competitive and encourage continued service.** Our executive officer compensation program's design and levels are set considering the practices of similar companies with which we compete for talent. All of our equity awards are subject to vesting schedules, which provide an incentive for continued employment. Further, our executive officers' target total direct compensation opportunity is generally aligned with the median of total executive officer compensation programs of our peer group. Actual total compensation earned by each NEO will be above or below the median of our peer group, depending on our performance, the individual experience and performance of each executive officer and other Compensation Committee considerations.

✓ **Foster a pay-for-performance culture.** Base pay, MAIP awards and long-term incentive compensation awards are based on an individual's job (role and level), experience and performance compared against specified financial, operational and strategic business goals (as appropriate to the individual's position). Also considered are Company performance, the desired pay relationships among executive officers and market practices.

✓ **Drive results through accountability, teamwork and collaboration.** Our executive officer compensation program emphasizes variable, incentive award opportunities, which are payable if specified goals are achieved or our stock delivers strong total return to stockholders. We provide NEOs annual cash and long-term equity incentive opportunities for which payout results depend on our performance that are designed to represent the majority of each NEO's total compensation.

✓ **Align interests with stockholders.** NEOs are required to maintain a minimum level of stock ownership within five years of appointment to encourage them to align their financial interest with those of our stockholders. See "**Proposal 1—Election of Directors—Corporate Governance—Stock Ownership Guidelines**" for more information about our stock ownership guidelines.

✓ **Improve safety.** Our MAIP includes total case incident rate (which measures our safety performance) as a performance metric applicable to all executive officers.

✓ **Utilize a framework that is simple to understand and linked to cost effectiveness.** Our MAIP and long-term incentive compensation programs are based on our financial performance and are not guaranteed. MAIP and PSU awards are earned as specified goals are achieved, subject to thresholds, and contain a maximum limit for each employee. RSUs are also earned as specified goals are achieved.

Executive Compensation Practices

The Compensation Committee regularly discusses practices and corporate governance developments relating to executive officer compensation. The table below highlights our key executive compensation practices, including the practices we have implemented because they support our desire to appropriately impact performance results and align with long-term stockholder interests, and practices we have not implemented because we do not believe they would serve our stockholders' long-term interests. Further discussion on certain of these practices can be found in "—Other Compensation Policies and Practices."

Executive Compensation Practices

What We Do	What We Don't Do
✓ We engage independent consultants to assist the Compensation Committee	✗ Our Compensation Committee does not allow its compensation consulting firms to provide any other services to Compass Minerals
✓ We have no undue risk embedded in the compensation programs	✗ We do not maintain compensation programs that we believe create risks reasonably likely to have a material adverse effect on Compass Minerals
✓ We employ clear corporate governance policies	✗ We expressly prohibit the repricing of stock options, cash buyouts for underwater stock options, hedging, pledging and the use of margin accounts related to our stock
✓ We have robust stock ownership guidelines and retention requirements	✗ We do not pay dividends on outstanding, unvested PSUs
✓ Our compensation programs have appropriate levels of pay at risk	✗ We do not guarantee bonus payments except for new hire bonus awards
✓ We have clear and transparent direct compensation elements	✗ We do not have active defined benefit retirement plans or individual supplemental executive retirement plans covering our NEOs
✓ We utilize an appropriate peer group	✗ We do not rely solely on peer group data when making pay decisions
✓ We offer limited perquisites specific to the NEOs	✗ We do not provide significant additional benefits to executive officers that differ from those provided to all other employees
✓ Generally, there are no employment agreements	✗ We do not have employment agreements with executive officers, other than with our CEO
✓ We have double-trigger change in control agreements	✗ We do not provide excise tax gross-ups
✓ We consider and value input from our stockholders	✗ We do not implement policies or practices that are counter to good governance

Executive Compensation Program Summary

Direct Compensation Elements

We provide three elements in our executive compensation program to balance short-term rewards and long-term alignment with corporate strategy, stockholder interests and executive retention: base pay, MAIP and long-term incentive compensation in the form of equity grants. The following table summarizes the three primary compensation tools we use to attract, reward, align and retain our executive officers.

	Compensation Element	Form	Vesting and Performance Period	How Amount is Determined	Purpose and Key Features
FIXED	**1** **Base Salary**	• Cash	• Ongoing	• Competitive market data • Scope of responsibilities • Experience and knowledge • Internal equity • Individual performance	• Provides a fixed competitive level of cash compensation for services rendered • Recognizes job responsibilities • Merit and market-related adjustments are not guaranteed each year
PERFORMANCE BASED VARIABLE	**2** **Management Annual Incentive Program (MAIP)**	• Cash	• 1-year performance period	• Award opportunities set as a percent of base pay based on competitive data • Award payouts based on Company financial performance and shared performance goals for the performance period	• Motivates and rewards for achievement of near-term priorities, consistent with our annual operating plan • Awards are paid to the extent that goals are achieved • The maximum payout is capped at 200% of target
	3 **Long-Term Incentives**	• Equity • 40% RSUs • 60% rTSR PSUs		• Award opportunities set as a percent of base pay based on competitive data	• Motivates and rewards for achievement of long-term goals and superior stockholder returns, which aligns with stockholder interests • Promotes retention • Allows executive officers to accumulate a meaningful amount of our common stock over time • Vesting and earning over time encourages a focus on earnings sustainability while driving retention
		• RSUs	• Vests one-third per year after grant • 1-year EBITDA performance hurdle	• Value at vesting is based on stock price and receipt is contingent on satisfaction of a financial performance hurdle for the initial grant year	
		• rTSR PSUs	• 100% vested 3 years after grant based on results for 3-year performance period	• Value at vesting is based on stock price. 0-300% of target number earned based on the Company's TSR relative to other companies during the 3-year performance period	

We also have the following executive compensation elements:

Compensation Element	Purpose and Key Features
4 **Perquisites and Benefits**	• In order to attract and retain high-performing executives, we provide additional compensation elements consistent with our compensation philosophy and current market practice. • We offer all employees, including the NEOs, a competitive package of traditional benefits that provides health, dental, vision, life insurance, and short-term and long-term disability coverage. In addition, we provide identity theft monitoring services. These programs aim to provide a measure of security and encourage the health and well-being of employees. • We provide NEOs supplemental disability income in the event of total disability and access to an annual executive physical.

Compensation Element	Purpose and Key Features
5 **Savings Plan**	• Each of our NEOs, along with other U.S.-based employees, participates in the Compass Minerals International, Inc. Savings Plan (the "Savings Plan"), with the Company contributing to two components of the Savings Plan, as described below. If an NEO has reached the IRS annual limit on contributions under the Savings Plan, we make the Company contributions to the Compass Minerals International, Inc. Restoration Plan (the "Restoration Plan") instead of the Savings Plan. • **401(k) plan Company matching contribution.** NEOs may contribute up to 75% of their base pay into a 401(k) account, subject to IRS annual limits on contributions. We provided a matching contribution of up to 6% of qualified cash compensation (comprised of base salary and MAIP bonus payments paid during the year) for participants contributing a portion of their qualified cash compensation to their 401(k) account. • **Company profit-sharing contribution.** We may make a discretionary profit-sharing contribution to each NEO's 401(k) account as a percentage of qualified cash compensation based on Company performance, as determined by the Compensation Committee.
6 **Restoration Plan**	• NEOs and other key U.S.-based employees may defer receipt of up to 50% of their base salary and 100% of their annual cash bonus under the Restoration Plan, which allows participants to save for retirement in a tax-effective way at a minimal cost to us. The Restoration Plan is described in more detail following the Non-Qualified Deferred Compensation for Fiscal 2022 table.

Peer Groups and Benchmarking

The Compensation Committee, with assistance from FW Cook, its independent compensation consultant, annually reviews specific criteria and recommendations regarding companies to add to or remove from our peer group. FW Cook, at the direction of our Compensation Committee, utilized objective business and financial criteria to select for our fiscal 2022 peer group publicly-traded companies in comparable industries with comparable pay models, revenues and company market capitalization values.

Based on FW Cook's analysis and recommendations, the Compensation Committee approved in May 2021 to maintain the following list of companies for our fiscal 2022 peer group. In addition, in May 2022, the Compensation Committee, with the assistance of FW Cook, determined to make the below modifications to our fiscal 2023 peer group to better align with our evolving business strategy. At the time of review, all peer group companies were publicly-traded, stand-alone companies of appropriate size and within relevant industries that the Compensation Committee believed compete with us in labor markets and follow similar pay models, and had U.S.-based executives and executive compensation programs, which appear to conform to typical U.S. practices. In addition, our market capitalization and revenue approximated the median of the peer group at the time of review. All are U.S.-based and traded on NYSE or Nasdaq.

Fiscal 2022 Peer Group Companies

• Albermarle Corporation	• Ferro Corporation	• Sensient Technologies Corporation
• Alpha Metallurgical Resources, Inc.	• H.B. Fuller Company	• Summit Materials Inc.
• Arch Coal Resources	• Hecla Mining Company	• Tronox Limited
• Balchem Corporation	• Innospec Inc.	• U.S. Concrete, Inc. *
• Cleveland-Cliffs, Inc.	• Minerals Technologies Inc.	• U.S. Silica Holdings, Inc.
• Coeur Mining, Inc.	• Peabody Energy Corporation	• Warrior Met Coal, Inc.
• Eagle Materials Inc.	• The Scotts Miracle-Gro Company	

*   Acquired by Vulcan Materials Company in August 2021.

-5 Removed for Fiscal 2023	+2 Added for Fiscal 2023
• Cleveland-Cliffs, Inc.	• Koppers Holdings
• Ferro Corporation	• Livent Corporation
• H.B. Fuller Company	
• The Scotts Miracle-Gro Company	
• U.S. Concrete, Inc.	

Fiscal 2023 Peer Group Companies

• Albermarle Corporation	• Hecla Mining Company	• Sensient Technologies Corporation
• Alpha Metallurgical Resources, Inc.	• Innospec Inc.	• Summit Materials Inc.
• Arch Resources	• Koppers Holdings	• Tronox Limited
• Balchem Corporation	• Livent Corporation	• U.S. Silica Holdings, Inc.
• Coeur Mining, Inc.	• Minerals Technologies Inc.	• Warrior Met Coal, Inc.
• Eagle Materials Inc.	• Peabody Energy Corporation	

With the assistance of its independent compensation consultant, the Compensation Committee reviews a summary of compensation practices of our peer group and annually compares our three principal elements of direct compensation (base pay, annual MAIP incentive opportunity and long-term incentive compensation) with similar programs at our peer group companies to ensure our NEO total compensation is within a reasonably competitive range of our peers. The Compensation Committee also considers other factors, including individual performance, responsibilities and experience. In setting fiscal 2022 compensation, the Compensation Committee also considered our market group, which is comprised of a blend of our peer group and market data from reputable survey sources. Our peer group data, along with market group data, is used to ensure we have an accurate size and scope of data for setting competitive pay positions for our NEOs.

Executive Compensation Decisions for Fiscal 2022

Our Compensation Committee determines all compensation for executive officers. Each fiscal year, our Compensation Committee conducts a review and evaluation to determine if any changes in compensation are appropriate for any of our executive officers. This evaluation is based on peer group and market analysis prepared by its independent compensation consultant, individual performance and our overall financial performance, and, for each NEO, the Compensation Committee considers this information to independently determine each component of compensation.

The CEO does not participate in the Compensation Committee's deliberations or decisions with regard to his compensation. At our Compensation Committee's request, our CEO reviewed with our Compensation Committee the performance of our other executive officers, but no other executive officer or employee reviews the performance of our executive officers. The Compensation Committee gives considerable weight to the CEO's evaluations of our other executive officers because of his direct knowledge of these individuals' performance and contributions.

Base Salary

Base salary provides a fixed level of cash compensation for services rendered, competitive with base salaries within our market group. When setting NEO base pay, the Compensation Committee considered:

(i) the relationship between our base salary levels, the base salaries of comparable positions at peer group companies and the blended market level of the base salaries of our market group, with a view towards recruiting and retaining talent, and

(ii) the experience, knowledge, responsibilities, skills, potential and performance of the individual NEO.

For fiscal 2022, executive base salaries are generally targeted to align with the 50th percentile (median) of our peer group. Actual base pay may be above or below the median depending on the Compensation Committee's considerations.

As a result of its review, the Compensation Committee determined in December 2021 to make changes to base salaries, effective December 1, 2021, for our NEOs. The following table summarizes each NEO's annual base pay for fiscal 2022.

Name and Title	Annual Base Pay Effective		Percent Change
	October 1, 2021 ($)	September 30, 2022 ($)	
Kevin S. Crutchfield President and Chief Executive Officer	1,070,000	1,124,000	5%
Lorin Crenshaw Chief Financial Officer	-	537,500	N/A
Mary L. Frontczak Chief Legal and Administrative Officer and Corporate Secretary	480,000	504,000	5%
George J. Schuller, Jr. Chief Operations Officer	635,000	666,750	5%
James D. Standen Chief Commercial Officer	500,000	500,000	0%

Fiscal 2022 Management Annual Incentive Program

MAIP Overview

Annual cash bonuses are paid to our NEOs under the MAIP, which links a substantial portion of each NEO's annual cash compensation to our financial performance, safety performance and shared performance objectives for our senior management team. These bonuses are designed to reward, when earned, short-term performance evidenced by the achievement of our annual operating plan's goals, safety performance and other objectives. Bonuses paid under the MAIP are variable and are determined by the Compensation Committee based on targets and performance factors set by the Compensation Committee at the beginning of the fiscal year. MAIP bonus payments were made under our 2020 Incentive Award Plan and paid in December 2022.

Fiscal 2022 MAIP Bonus Formula

In 2022, MAIP bonuses to our NEOs were calculated using the following formula.



MAIP Target Bonus Percentage

Each NEO's target MAIP bonus is based on a percentage of the NEO's base salary. Actual MAIP bonuses may range from 0% to 200% of bonus targets, depending on the MAIP performance factor and actual results achieved against the MAIP performance factor. The target MAIP bonus percentages are set by the Compensation Committee and intended to be market competitive and consistent with the median short-term cash bonus percentages of our market group. The NEO's fiscal 2022 target MAIP percentages and target bonuses are set forth below. For fiscal 2022, the Compensation Committee, in consultation with FW Cook, reviewed our NEO's total compensation to ensure appropriate alignment with our peer group, to reflect the market for executive talent and to recognize individual performance, scope of responsibilities and contribution to the Company. Based on this review, the Compensation Committee determined in December 2021 to make no changes to the target percentage for the NEOs (other than Mr. Crenshaw). The MAIP target percentage for Mr. Crenshaw was agreed upon in the Crenshaw Offer Letter. In addition, in August 2022, the target MAIP percentage for Mr. Crutchfield was agreed upon in the Crutchfield Amended Employment Agreement.

NEO	Base Salary ($)	Target MAIP (%)	Target MAIP Bonus ($)
K. Crutchfield[1]	1,124,000	150%	1,499,693
L. Crenshaw	537,500	70%	376,250
M. Frontczak	504,000	70%	352,800
G. Schuller, Jr.	666,750	75%	500,063
J. Standen	500,000	70%	350,000

(1) Target MAIP bonus is a prorated amount that reflects Mr. Crutchfield's target MAIP percentage at 125% from October 1, 2021 through May 30, 2022, and 150% from May 31, 2022 through September 30, 2022.

MAIP Performance Factors

The table below sets forth the MAIP performance factors and their respective weightings.

Performance Factor	Weighting
Adjusted EBITDA	45%
Adjusted Operating Cash Flow	20%
Total Case Incident Rate ("TCIR")	15%
Shared Performance Objectives	20%

The MAIP performance factors and the targeted achievement levels were approved in December 2021 and were chosen based on considerations that included fiscal 2021 results, the Board-approved fiscal 2022 annual operating plan and the anticipated fiscal 2022 business environment.

Rationale for the Performance Factors

The Compensation Committee chose the fiscal 2022 MAIP performance factors to align the MAIP with Company goals and objectives and chose the relative weights based on the desire to emphasize financial results, while maintaining a focus on non-financial objectives, including the safety of our employees.

The Compensation Committee chose Adjusted EBITDA and Adjusted Operating Cash Flow as performance objectives because they are key performance measures in the Board-approved annual operating plan and monitored closely by the Compensation Committee when evaluating short-term performance.

- Adjusted EBITDA: This measures our operating performance, and removes elements of resource allocation, financing methods, and cost of capital and income tax positions that are managed at a corporate level apart from our core business operations. EBITDA stands for earnings before interest, taxes, depreciation and amortization, and Adjusted EBITDA is EBITDA adjusted for unusual, non-recurring or certain non-cash items, including stock-based compensation (consistent with the Adjusted EBITDA target set in December 2021 and the Board-approved fiscal 2022 annual operating plan).
  - The Adjusted EBITDA target achievement amount at the target level was set by the Compensation Committee at the amount set forth in the Board-approved fiscal 2022 annual operating plan.

- Adjusted Operating Cash Flow: This measure aligns with our strategic priorities of generating cash and managing working capital requirements as reported in the Company's Consolidated Statement of Cash Flows. Adjusted Operating Cash Flow is adjusted for unusual or non-recurring items.
  - The Adjusted Operating Cash Flow target achievement amount was set by the Compensation Committee at the amount set forth in the Board-approved fiscal 2022 annual operating plan.

Total Case Incident Rate ("TCIR") was chosen by the Compensation Committee as a performance objective consistent with our focus on human capital and commitment to create safe working conditions and a safety-focused culture that drives progress toward an injury and incident-free workplace. TCIR is a measure of safety performance used by OSHA, which indicates the number of reportable safety incidents for 100 employees per year. For fiscal 2022, the target TCIR achievement amount, for compensation purposes, was set by the Compensation Committee at the amount equal to a 10% reduction from the Company's average TCIR for the prior three fiscal years.

The shared performance objectives promote an organizational-wide strategic focus on common goals as well as shared accountability, teamwork and collaboration among our senior management team (which includes all of our NEOs). The objectives were developed based on a combination of current year and longer-term business goals and designed to drive value creation. For fiscal 2022, the shared performance objectives were focused on the following categories that received equal weighting:

- ESG (including advancing diversity, belonging, inclusion and equity),
- Financial,
- Organizational Health, and
- Strategy

Fiscal 2022 Adjustments

The Compensation Committee believes adjustments are appropriate to avoid the impact (positive or negative) on Company performance factor achievements that result from unusual or non-recurring items outside of management's control, or non-cash items or events not contemplated by the fiscal 2022 annual operating plan. With respect to fiscal 2022, the Compensation Committee approved a net increase to Adjusted EBITDA of $4.6 million primarily related to the impact of inflation on the North American Highway business, and to Adjusted Operating Cash Flow of $5.7 million related to SEC fees on our fiscal 2022 results.

In addition, the Compensation Committee uses a scorecard approach to assess performance and assign points based on the shared performance objective categories. Based on its assessment of each category, the Compensation Committee awarded 41.63 of 48 points, but used negative discretion to reduce the payout under this performance factor by about twenty percentage points due to Company financial performance.

No adjustments were made to the calculations of TCIR.

Performance Factor Achievement

The actual achievement of the financial performance factors is computed from our fiscal 2022 financial results as certified by the Chief Financial Officer using a linear calculation and the following payout scale.

Percent of Performance Achieved	Adjusted EBITDA ($ millions)	Resulting Performance Factor Achievement Payout
Less than 75%	—	0%
Threshold: 75%	178.0	50%
Target: 100%	237.3	100%
Maximum: 120% or greater	284.8	200%

Percent of Performance Achieved	Adjusted Operating Cash Flow ($ millions)	Resulting Performance Factor Achievement Payout
Less than 75%	—	0%
Threshold: 75%	96.0	50%
Target: 100%	128.0	100%
Maximum: 120% or greater	153.6	200%

The actual achievement of the TCIR performance factor is computed from our fiscal 2022 safety results as certified by the Senior Vice President, EHS&S, using a linear calculation and the following payout scale.

Percent of Performance Achieved	TCIR	Resulting Performance Factor Achievement Payout
Less than 75%	—	0%
Threshold: 75%	2.76	50%
Target: 100%	2.07	100%
Maximum: 120% or greater	1.73	200%

The actual achievement of the shared performance objective performance factors is based on a scorecard approach, where the Compensation Committee assigns points to each category of performance objectives based on fiscal 2022 senior management team performance using a linear calculation and the following payout scale.

Percent of Performance Achieved	Shared Performance Objective	Resulting Performance Factor Achievement Payout
Less than 75%	—	0%
Threshold: 75%	30 points	50%
Target: 100%	40 points	100%
Maximum: 120% or greater	48 points	200%

Our fiscal 2022 results are shown in the following table.

Performance Factors	Weighting	Actual Performance Achieved	Actual Performance Achieved (as a percent of target)	Resulting Performance Factor Achievement
Adjusted EBITDA	45%	$193.1 million	81.36%	62.7%
Adjusted Operating Cash Flow	20%	$126.2 million	98.59%	97.2%
TCIR	15%	1.27	162.99%	200.0%
Shared Performance Objectives	20%	41.63 points	104.06%	100.0%[1]

(1) The Compensation Committee applied negative discretion to reduce the final payout from 120.31% to 100.00%.

MAIP Bonuses Paid

All MAIP bonuses are approved by the Compensation Committee following its review and approval of the performance factor achievement levels. The following table shows the fiscal 2022 MAIP bonuses paid to NEOs.

NEO	MAIP Bonus Paid ($)	Target MAIP Bonus ($)	Percentage of Target MAIP Bonus
K. Crutchfield[1]	1,464,525	1,499,693	97.66%
L. Crenshaw	367,427	376,250	97.66%
M. Frontczak	344,527	352,800	97.66%
G. Schuller, Jr.	488,336	500,063	97.66%
J. Standen	341,793	350,000	97.66%

(1) Target MAIP bonus is a prorated amount that reflects Mr. Crutchfield's target MAIP percentage at 125% from October 1, 2021 through May 30, 2022, and 150% from May 31, 2022 through September 30, 2022.

Long-Term Incentive Compensation

Overview

Our executive compensation program includes long-term incentive compensation to reward performance through the use of equity-based awards, which emphasize long-term stockholder value creation and aim to align stockholder interests and Company objectives as well as balance pay at risk and retention.

The annual equity awards granted by the Compensation Committee to NEOs (other than Mr. Crenshaw) in October 2021 were a combination of RSUs and PSUs, with a target grant value mix of 40% RSUs and 60% PSUs. The target grant values were prorated by 75% of the full annual value to recognize that full-year grants were awarded in fiscal 2021 prior to the fiscal year change. RSUs and PSUs granted in October 2021 are performance-based and the RSUs are forfeited unless a performance hurdle is satisfied. The PSUs have performance criteria based on rTSR and the number of shares that may be awarded to NEOs on vesting will depend on our actual results measured against the performance criteria.

In December 2021, the Compensation Committee granted equity awards to Mr. Crenshaw as a "make-whole" inducement to joining the Company, as described below in "—Executive Compensation Decisions for Fiscal 2022—Offer Letter for Mr. Crenshaw", as well as supplemental peer alignment awards to certain NEOs (Mr. Crutchfield, Ms. Frontczak, Mr. Schuller and Mr. Standen) following a review of the Company's equity award methodology compared to peer group practice, as described below in "—Supplemental Peer Alignment Awards". In addition, the Compensation Committee granted a performance share award to Mr. Crutchfield, in August 2022, as part of his continued employment with the Company as described below in "-CEO Amended and Restated Employment Agreement Performance Share Award".

Fiscal 2022 Restricted Stock Unit Annual Grants

NEOs (other than Mr. Crenshaw) were granted RSUs on October 15, 2021. Mr. Crenshaw was granted RSUs on December 1, 2021. These RSUs have a performance hurdle tied to fiscal 2022 financial performance, and vest in three equal annual installments, beginning on the first anniversary of the grant date and ending on October 15, 2024 (three years after the grant date), for NEOs other than Mr. Crenshaw, and December 1, 2024 (three years after the grant date), for Mr. Crenshaw, if the performance hurdle is satisfied.

Each RSU represents the right to receive one share of Compass Minerals common stock. NEOs have no voting rights with respect to RSUs. The RSUs have dividend equivalents, which entitle the NEOs to the same dividend value per share as holders of our common stock. Dividend equivalents are not paid until the RSU performance hurdle is satisfied. If the RSU performance hurdle is satisfied, the accumulated dividend equivalents are paid, and, subsequently, dividend equivalents are paid on the RSUs when dividends are declared. If the RSU performance hurdle is not satisfied, the RSUs will be forfeited and no dividend equivalents will be paid.

For the fiscal 2022 RSU grants, the performance hurdle required our fiscal 2022 Adjusted EBITDA be at least $118.65 million, which has been satisfied. This amount was chosen because it is equal to 50% of the Adjusted EBITDA in our Board-approved fiscal 2022 annual operating plan.

Fiscal 2022 Performance Stock Unit Annual Grants

NEOs (other than Mr. Crenshaw) were granted rTSR PSUs on October 15, 2021. Mr. Crenshaw was granted rTSR PSUs on December 1, 2021. These PSUs have a three-year performance period and will vest on October 15, 2024 (three years after the grant date), for NEOs other than Mr. Crenshaw, and December 1, 2024 (three years after the grant date), for Mr. Crenshaw, to the extent the performance criteria are met (i.e., to the extent the PSUs are earned). Each PSU represents the right to receive one share of our common stock. Based on the performance at the end of the three-year performance period, NEOs may earn less or more than the target number of PSU awards granted. NEOs have no voting rights with respect to PSUs.

The fiscal 2022 rTSR PSU grants are measured by ranking our three-year total shareholder return relative to our peer group during the three-year performance period. At the end of the performance period, the number of shares of common stock that will be earned with respect to each rTSR PSU will be calculated by using a straight-line interpolation between threshold and target, between target and stretch, and between stretch and maximum, as follows.

Benchmark Ranking	Percentage of rTSR PSU Earned
Less than 25th Percentile	0%
Threshold: 25th Percentile	50%
Target: 50th Percentile	100%
Stretch: 75th Percentile	200%
Maximum: Equal to or greater than 95th Percentile	300%

Dividend equivalents are accumulated and paid only on PSUs actually earned and are paid when the shares underlying the PSUs are issued. If no PSUs are earned, the PSUs will be forfeited and no dividend equivalents will be paid.

Status of Performance Stock Unit Grants

The following table shows the PSUs earned in fiscal 2021 and fiscal 2022, as well as PSUs that will vest in fiscal 2023, following the completion of the three-year performance periods.

Performance Period	Vesting Date	Performance Measure	PSUs Earned
April 1, 2018 – March 31, 2021	April 2, 2021	rTSR	83.33%
January 1, 2018 – December 31, 2020	April 2, 2021	ROIC	0%
April 1, 2019 – March 31, 2022	April 1, 2022	rTSR	69.57%
January 1, 2019 – December 31, 2021	April 1, 2022	ROIC	0%
January 1, 2020 – December 31, 2022	January 13, 2023	rTSR	TBD

Fiscal 2022 Annual Target Grant Values

The following table summarizes the target grant value of annual equity awards and the number of equity awards granted in October 2021 to our NEOs (other than Mr. Crenshaw). In August 2021, the Compensation Committee, in consultation with FW Cook, reviewed our NEO's total compensation to ensure appropriate alignment with our market group, to reflect the market for executive talent and to recognize individual performance and contribution to the company. Based on this review, the Compensation Committee, in October 2021, determined to make no changes to the award target grant percentage (which is a percentage of base salary) for NEOs (other than Mr. Crenshaw) as compared to fiscal 2021.

The target grant value of equity awards for Mr. Crenshaw was agreed upon in the Crenshaw Offer Letter.

NEO	Prorated Target Grant Value[1] ($)	Target Grant Percentage	RSUs Granted[2] (#)	rTSR PSUs Granted[3] (#)
K. Crutchfield	2,608,125	325%	14,006	10,520
L. Crenshaw	1,021,250	190%	8,401	12,601
M. Frontczak	648,000	180%	3,480	2,614
G. Schuller, Jr.	904,875	190%	4,860	3,650
J. Standen	675,000	180%	3,625	2,723

(1)   The Compensation Committee determined the target grant value in October 2021 for all NEOs other than Mr. Crenshaw. With the exception of Mr. Crenshaw, these target grant values were prorated by 75% due to the fiscal year change. See "-Overview" for more information. Mr. Crenshaw's target grant value reflects the full value. See "Executive Compensation Decisions for Fiscal 2022-Offer Letter for Mr. Crenshaw" for more information.

(2)   The number of RSUs granted is equal to 40% of the prorated target grant value, divided by the closing stock price on the October 15, 2021 grant date for all NEOs other than Mr. Crenshaw. The number of RSUs granted to Mr. Crenshaw is equal to 40% of his target grant value, divided by the closing stock price on the December 1, 2021 grant date.

(3)   The number of PSUs granted is equal to 60% of the prorated target grant value divided by the value of rTSR PSUs, as determined by using a Monte Carlo valuation for all NEOs other than Mr. Crenshaw. See "-Supplemental Peer Alignment Awards" for more information on our grant sizing methodology following the October 2021 grants. The number of PSUs granted to Mr. Crenshaw is equal to 60% of his target grant value, divided by the closing stock price on the December 1, 2021 grant date.

Supplemental Peer Alignment Awards

As disclosed in our prior year's Proxy Statement, the Compensation Committee approved supplemental peer alignment awards, on December 1, 2021, to certain NEOs following a review of the Company's equity award methodology compared to peer group practice. Historically, the grant size (i.e., number of units granted) of rTSR PSUs was determined by dividing the target grant value by a Monte Carlo valuation on the date of grant.

A review of competitive peer group practice, as prepared by FW Cook (the Compensation Committee's independent compensation consultant), indicated that the vast majority of peers determine grant size by dividing the target grant value by the closing stock price on the date of grant. The Compensation Committee evaluated this alternative approach and determined that it better aligns the Company's equity grant practices with its compensation philosophy. In addition, the Compensation Committee also considered that the alternative approach (a) eliminates the disconnect created by the Monte Carlo methodology between the target grant value and perceived grant value based on the number of PSUs awarded, (b) is consistent with how the Company sizes its outstanding EBITDA Growth PSUs and RSUs, and (c) is consistent with the methodology used by the vast majority of our peers, with whom we compete for talent. Based on these considerations, the Compensation Committee determined to adopt the closing stock price on the date of grant as the basis for sizing PSU and RSU grants.

Supplemental peer alignment awards were granted to Mr. Crutchfield, Ms. Frontczak, Mr. Schuller and Mr. Standen on December 1, 2021 consistent with the newly adopted approach, as further described in the below chart. For clarity, the supplemental peer alignment awards are incremental to and will not have any effect on the original rTSR PSUs granted. In addition, the number of target rTSR PSUs granted on December 1, 2021 was based on the closing stock price of the original rTSR PSUs granted and not the closing stock price on December 1, 2021.

The following chart shows the target grant value of outstanding rTSR PSUs, as approved by the Compensation Committee, at the time of the original awards, the number of target rTSR PSUs actually granted using a Monte Carlo valuation methodology, the number of target rTSR PSUs that would have been awarded had the grant date closing stock price methodology been used at the time of grant and the number of supplemental peer alignment awards that were granted on December 1, 2021, which reflects the difference in the number of PSUs determined by the Monte Carlo and grant date closing stock price methodologies. No supplemental peer alignment awards were made for outstanding EBITDA Growth PSUs or RSUs, for which the number of units granted were already based on the closing stock price on the date of grant.

Name	Target Grant Value of rTSR PSUs[1] ($)	Target rTSR PSUs Granted Using Monte Carlo Methodology (Actual Grant)[2] (#)	Target rTSR PSUs Granted Using Grant Date Closing Stock Price Methodology[3] (#)	Target Supplemental Peer Alignment Awards Granted[4] (#)
	October 15, 2021 Grants			December 1, 2021 Grants[5]
K. Crutchfield	1,564,955	10,520	21,009	10,489
J. Standen	405,073	2,723	5,438	2,715
M. Frontczak	388,859	2,614	5,221	2,607
G. Schuller, Jr.	542,974	3,650	7,290	3,640
	January 13, 2020 Grants			December 1, 2021 Grants[6]
K. Crutchfield	2,047,473	24,854	34,756	9,902
J. Standen	507,626	6,162	8,617	2,455
M. Frontczak	324,001	3,933	5,500	1,567
G. Schuller, Jr.	712,505	8,649	12,095	3,446
	May 7, 2019 (K. Crutchfield) and April 1, 2019 (J. Standen) Grants			December 1, 2021 Grants[7]
K. Crutchfield	1,618,838	27,839	30,118	2,279
J. Standen	281,995	4,601	5,127	526

(1) As approved by the Compensation Committee prior to the grant of rTSR PSUs awarded on October 15, 2021, January 13, 2020, May 7, 2019 and April 1, 2019.
(2) Reflects the following value for each rTSR PSU on the grant date using the Monte Carlo methodology: $148.76 for the October 15, 2021 rTSR PSUs, $82.38 for the January 13, 2020 rTSR PSUs, $58.15 for the May 7, 2019 rTSR PSUs and $61.29 for the April 1, 2019 rTSR PSUs.
(3) Calculated by dividing the target grant value of rTSR PSUs by the grant date closing stock price, which are as follows: $74.49 for the October 15, 2021 rTSR PSUs, $58.91 for the January 13, 2020 rTSR PSUs, $53.75 for the May 7, 2019 rTSR PSUs and $55.01 for the April 1, 2019 rTSR PSUs.
(4) Reflects rTSR PSUs that are subject to the achievement of performance conditions based on rTSR over the three-year performance period of the corresponding original rTSR PSU award. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 300% of the target award level (with respect to the awards that correspond to the rTSR PSUs awarded on October 15, 2021), between 0% and 200% of the target award level (with respect to the awards that correspond to the rTSR PSUs awarded on January 13, 2020), and between 0% and 150% of the target award level (with respect to the awards that correspond to the rTSR PSUs awarded on May 7, 2019 and April 1, 2019).
(5) Reflects rTSR PSUs vesting on October 15, 2024, based on Company performance. Size of grant determined based on the closing stock price of $74.49 on October 15, 2021.
(6) Reflects rTSR PSUs vesting on January 13, 2023, based on Company performance. Size of grant determined based on the closing stock price of $58.91 on January 13, 2020.
(7) Reflects number of granted rTSR PSUs that vested on April 1, 2022. Size of Mr. Crutchfield's grant determined based on the closing stock price of $53.75 on May 7, 2019, and size of Mr. Standen's grant determined based on the closing stock price of $55.01 on April 1, 2019.

CEO Amended and Restated Employment Agreement Performance Share Award

On August 5, 2022, the Compensation Committee granted aTSR PSUs to Mr. Crutchfield in connection with the Crutchfield Amended Employment Agreement. These PSUs have a performance period beginning on the grant date and ending on the vest date, May 31, 2025, to the extent the performance criteria are met (i.e., to the extent the PSUs are earned). Each PSU represents the right to receive one share of our common stock. Based on the performance at the end of the performance period, Mr. Crutchfield may earn less or more than the target number of PSUs granted. Mr. Crutchfield has no voting rights with respect to these PSUs.

The aTSR PSU grant is measured based on the Company's annualized absolute total shareholder return over the performance period. At the end of the performance period, the number of shares of common stock that will be earned with respect to each aTSR PSU will be calculated by using a straight-line interpolation between threshold and target, between target and stretch, and between stretch and maximum, as follows.

Annualized aTSR Percentage Over Performance Period	Percentage of aTSR PSU Earned
Less than 10%	0%
Threshold: Equal to or greater than 10%, but less than 12%	50%
Target: Equal to or greater than 12%, but less than 15%	100%
Stretch: Equal to or greater than 15%, but less than 20%	200%
Maximum: Equal to or greater than 20%	300%

Dividend equivalents are accumulated and paid only on PSUs actually earned and are paid when the shares underlying the PSUs are issued. If no PSUs are earned, the PSUs will be forfeited and no dividend equivalents will be paid.

Offer Letter for Mr. Crenshaw

In connection with Lorin Crenshaw joining us as Chief Financial Officer on December 1, 2021, we entered into the Crenshaw Offer Letter. We provided Mr. Crenshaw certain sign-on inducements as described below, which are intended to compensate Mr. Crenshaw for compensation and other benefits forfeited when he left his prior employer to join Compass Minerals. The Crenshaw Offer Letter provided for:

- Base salary: $537,500 per year.

- MAIP cash bonus opportunity: Targeted at 70% of base salary. More information about the MAIP bonus can be found at "—Executive Compensation Decisions for Fiscal 2022—Fiscal 2022 Management Annual Incentive Program."

- Long-term incentive compensation:

  - For fiscal 2022 and future years: Annual target grant value of 190% of base salary.

  - Sign-on inducement award: Mr. Crenshaw was granted RSUs with an equity award value of $250,000 on December 1, 2021, vesting in two equal annual installments following the grant date, and rTSR PSUs with an equity award value of $785,000 on December 1, 2021, with 50% of these rTSR PSUs vesting on the two-year anniversary of the grant date and 50% of these rTSR PSUs vesting on the three-year anniversary of the grant date.

- Sign-on inducement cash bonus: $712,000, with $75,000 payable within 30 days of December 1, 2021, $562,000 payable within 30 days of January 1, 2022 and $75,000 payable within 30 days of December 1, 2022.

- Benefits: Relocation and participation in other executive compensation and benefits programs.

Additional information about the Crenshaw Offer Letter can be found under "Termination of Employment and Change in Control Benefits."

Separation Agreement and Compensation for Mr. Griffith

Mr. Griffith departed the Company on October 27, 2021. In connection with his departure, Mr. Griffith was entitled to severance payments under our Executive Severance Plan, which is described in more detail under "Termination of Employment and Change in Control Benefits." As a condition to receiving these severance payments, Mr. Griffith entered into a separation agreement with us on November 18, 2021. Under the terms of the separation agreement with Mr. Griffith, Mr. Griffith received the payments and benefits contemplated by our Executive Severance Plan, which included a payment of $2,324,286, less applicable withholdings and deductions. This payment is calculated as the sum of (a) $515,000, representing 12 months of base salary at the rate in effect as of October 27, 2021, plus (b) $360,500, representing his fiscal 2022 MAIP bonus at the target level, plus (c) $1,406,584, representing a cash payment equal to the value of RSUs he held as of October 27, 2021, plus (d) $42,202, representing 18 months of the costs of health and welfare benefits. As contemplated by the Executive Severance Plan, we paid him for unused fiscal 2022 vacation and Mr. Griffith is also entitled to outplacement services. In addition, in connection with the separation agreement, we agreed to pay Mr. Griffith $384,604, representing his fiscal 2021 MAIP bonus (reflecting the actual Company performance and shared performance goal achievement). In connection with his separation agreement, Mr. Griffith agreed to a release and waiver of claims, a non-disparagement covenant and a cooperation covenant.

Executive Compensation Decisions for Fiscal 2023

Prior to the date of this Proxy Statement, the Compensation Committee made a number of decisions that will affect executive officer compensation in fiscal 2023. This section provides a brief overview of those decisions and reflects our work to continue to keep our executive pay competitive with our market group and consistent with our pay-for-performance philosophy.

Fiscal 2023 Compensation Decisions

The Compensation Committee, in consultation with FW Cook, reviewed our NEOs' total compensation to ensure it:

- was appropriately aligned with our peer group,
- reflected the market for executive talent, and
- recognized individual performance and contribution to the Company.

Based on this review and the Company's fiscal 2022 performance, the Compensation Committee made the following decisions with respect to the compensation of our NEOs for fiscal 2023.

	Compensation Element	Changes to fiscal 2023 Executive Compensation Program
1	**Base Salaries** (effective December 1, 2022)	A 3.5% increase to the base salaries for Mr. Crenshaw, Ms. Frontczak and Mr. Standen. A 4.5% increase to the base salary for Mr. Schuller, Jr.
2	**Management Annual Incentive Program (MAIP)**	No changes were made to the fiscal 2023 MAIP target for NEOs. In addition, we replaced the Total Case Incident Rate performance metric with Total Recordable Injury Rate, as well as incorporated the Winter Impact Benchmark Adjustment, as further described below.
3	**Long-Term Incentive Compensation**	No changes were made to the fiscal 2023 target grant value percentages of annual equity awards, other than for Mr. Crutchfield whose target grant value percentage increased from 325% to 350% in accordance with the Crutchfield Amended Employment Agreement. Fiscal 2023 awards were granted on October 15, 2022. In addition, we removed the RSU performance hurdle.

Fiscal 2023 MAIP Winter Impact Benchmark Adjustment

On December 17, 2022, the Compensation Committee approved the Winter Impact Benchmark Adjustment (WIBA) following a review of the impact that weather had on the MAIP Adjusted EBITDA and Adjusted Operating Cash Flow performance factors. Historically, these were not adjusted for the impact of weather.

A review of MAIP achievement results in recent years indicated that the historical approach to measuring these performance factors had penalized or rewarded management for weather, a major factor that was beyond their control. Given the degree to which these performance factors depend on weather, the Compensation Committee determined that the WIBA approach will more closely reflect management's ability to operate the business and control the controllables.

At the beginning of each fiscal year, the MAIP Adjusted EBITDA and Adjusted Operating Cash Flow targets will be established using the Board approved annual operating plan (AOP), based upon historical regional market factors including the 10-year average sales-to-commitment ratios as well as projected contractual sales volumes within the respective markets. Each fiscal year, upon completion of the third quarter, the targets will be recalibrated using the WIBA. If applicable, the MAIP Adjusted EBITDA target will be adjusted by the calculated variance attributable to winter impact departures from the fiscal year AOP, and the Adjusted Operating Cash Flow target by the same calculated variance, net of tax. The purpose of this alignment is to measure management's contribution to the performance of the business without the headwinds or tailwinds that are created by winter weather.

Other Compensation Policies and Practices

Our Compensation Committee regularly discusses practices and corporate governance developments related to executive compensation. This section contains more information about the compensation practices we have in place to support our desire to appropriately impact performance results and align with long-term stockholder interests.

Independent Compensation Consultants

The Compensation Committee retained the services of FW Cook, an executive compensation consulting firm, in September 2019 for professional advice regarding director and executive compensation. In July 2021, the Compensation Committee retained the services of Exos Securities LLC ("Exos") for professional advice regarding discrete executive compensation matters. Exos' work for the Compensation Committee was concluded in fiscal 2022. FW Cook remains the Compensation Committee's primary compensation consultant.

No member of the Compensation Committee or NEO has any significant affiliation with FW Cook or Exos (together, the "Compensation Consultants"). The Compensation Committee has assessed the independence of the Compensation Consultants pursuant to NYSE and SEC rules and concluded no conflict of interest exists that would prevent either of the Compensation Consultants from independently advising the Compensation Committee.

In setting fiscal 2022 executive compensation, the Compensation Committee used FW Cook's services to obtain comparative executive compensation information benchmarked to our peer companies, our market group and published survey data. FW Cook looks for data from companies in labor markets in which we compete and that follow similar pay models. The Compensation Committee periodically sought input from FW Cook on director compensation and a range of external market factors, including evolving compensation trends, status of the current labor market, appropriate comparison companies and market survey data.

The Compensation Committee has determined management may also use the services of the independent compensation consultant with the prior approval of the Compensation Committee; however, in fiscal 2022, management did not engage the Compensation Consultants independently from the Compensation Committee for assistance.

No Undue Risk in Compensation Programs

We aim to reduce the probability and relative impact of compensation-related risk by continuously assessing the risks inherent in our compensation systems and the appropriate risk mitigating strategies. Our management regularly reviews and updates the Compensation Committee on the compensation-related risks identified and the status of mitigation strategies. We mitigate undue risk by emphasizing long-term equity incentives and utilizing caps on potential payments, reasonable retention strategies, performance targets, and appropriate Board and management processes to identify and manage risk. See the discussion under "Proposal 1—Election of Directors—Board of Directors and Board Committees—Compensation Policies and Practices Related to Risk Management" for more information about our practices related to compensation risk management.

Clear Corporate Governance Policies, including a Clawback Policy

We have adopted policies that expressly prohibit repricing of underwater stock options, do not allow excise tax gross-ups, provide for a clawback and place explicit restrictions on hedging of equity awards. Our Compensation Clawback Policy covers all current and former employees, including executive officers, who receive incentive compensation under our incentive plans. Under this policy, our Compensation Committee may seek to recover repayment of all or a portion of certain bonus or other incentive-based or equity-based compensation awarded or paid under our incentive plans in the event of a financial restatement due to material noncompliance of the Company, as a result of misconduct (which is generally defined as a knowing violation of SEC rules or regulations or Company policy that results in the restatement) that reduces the financial results which were the basis of the incentive compensation. Our Compensation Committee may also seek recovery of all incentive compensation awarded in the past 12 months where a covered employee is found, following an internal investigation, to have committed a material violation of our Code of Ethics or other Company policy that harms or threatens the Company or our officers, directors or employees.

Appropriate Levels of At-Risk Pay

Our Compensation Committee believes compensation for our executive officers should be more heavily weighted toward variable elements of compensation than is the case for other employees. The rationale is that executive officer performance is more likely to have a strong and direct impact in leading the attainment of strategic and financial goals likely to affect stockholder value. We tie pay to performance by ensuring that a significant portion of compensation is performance-based and at-risk. We set clear financial goals for Company performance and differentiate based on individual performance against pre-set objectives. We have imposed a minimum multi-year vesting period for all executive equity awards, except awards granted as an enticement for new hires. We have designed our pay mix to reflect this relationship. The charts under "—Executive Summary—Linking Compensation to Performance" illustrate the mix of total direct compensation at target for fiscal 2022 for our CEO and, on average, for our other NEOs.

Stock Ownership Guidelines and Retention Requirement

Our Compensation Committee has adopted a policy requiring each non-employee director and senior management member to obtain and maintain ownership in our common stock (or its equivalent) at specified levels. We believe this policy aligns management and stockholder interests, requiring our CEO and executive officers to own a meaningful amount of Company stock within five years of appointment. For more information, see "Proposal 1—Election of Directors—Corporate Governance—Stock Ownership Guidelines."

Employment Agreements, Change in Control Agreements and Executive Severance Plan

We do not offer our executive officers employment agreements, except for the CEO. We have a double trigger change in control severance agreement ("CIC agreement") in place with each NEO and have adopted an Executive Severance Plan. Each NEO has also entered into a restrictive covenant agreement.

Employment Agreements, Change in Control Agreements and Executive Severance Plan Details

Employment Agreement with the CEO	We entered into the Crutchfield Amended Employment Agreement, effective August 5, 2022. This agreement addresses, among other things: • base compensation, • cash bonus award target, • long-term incentives, and • certain post-termination payments (as described under "Termination of Employment and Change-in-Control Benefits"). The agreement will terminate on May 31, 2025, but provides for successive one-year periods unless either party provides 60-days advance notice of non-renewal or the agreement is terminated earlier.
Change in Control Agreements	The Compensation Committee believes agreements assuring income replacement after a termination of employment in connection with a change of control are important to retain executive officers and to ensure they remain focused on stockholder interests when negotiating potentially transformative transactions. We have double trigger change in control provisions in place for each NEO, which means there is no payout unless the NEO's employment is terminated following a change in control as further described in the CIC agreements. The Compensation Committee considers the existence of these post-termination compensation arrangements in assessing whether overall compensation of our NEOs is competitive relative to our market group. The CIC agreements do not provide for excise tax gross-up payments upon a change in control. More information can be found under "Termination of Employment and Change-in-Control Benefits."
Executive Severance Plan	The Executive Severance Plan is designed to provide uniform treatment and encourage executive retention by providing financial protection in the event of unexpected job loss. Each of the NEOs participates in this plan, other than Mr. Crutchfield. In situations where an NEO's CIC agreement provides severance, no severance or other benefits will be payable under the Executive Severance Plan. More information can be found under "Termination of Employment and Change-in-Control Benefits."
Restrictive Covenant Arrangements	Each NEO has entered into a restrictive covenant agreement with us limiting solicitation of employees and customers as well as competition for a period of two years (with respect or our CEO) and one year (with respect to our other NEOs) after the NEO's termination of employment. Each NEO is also a party to a confidentiality and invention assignment agreement.

Tax Considerations

Section 162(m) of the Internal Revenue Code places a $1 million limit on the amount of compensation a company can deduct in any one year for compensation paid to certain executive officers. While the Compensation Committee considered the deductibility of awards as one factor in determining executive compensation, the Compensation Committee also looked at other factors in making its decisions, as noted in this Compensation Discussion and Analysis.

Forward-Looking Statements

The Compensation Discussion and Analysis contains statements regarding future Company performance measures, targets and other goals. These goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee

Edward C. Dowling, Jr., Chair
Richard P. Dealy
Paul S. Williams
Amy J. Yoder

The foregoing Compensation Committee Report will not be deemed to be soliciting material or be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent we specifically incorporate this information by reference and will not otherwise be deemed to be filed with the SEC under such Acts.

Executive Compensation Tables

Fiscal 2022 Summary Compensation Table

The following table sets forth for each year shown the compensation paid to or earned by each NEO. The table includes compensation for fiscal 2022, the nine-month fiscal year ended September 30, 2021 (which is designated as "FY 2021") and the compensation for 2020 and 2019. For a complete understanding of the table, please read the narrative description that follows the table.

Name and Principal Position	Year	Salary (A) ($)	Bonus (B) ($)	Stock Awards (C) ($)	Option Awards (D) ($)	Non-Equity Incentive Plan Compensation (MAIP) (E) ($)	All Other Compensation (F) ($)	Total ($)
Kevin S. Crutchfield President and Chief Executive Officer	2022	1,115,000	—	7,881,343	—	1,464,525	152,156	10,613,024
	FY 2021	802,500	—	3,477,562	—	1,426,929	90,569	5,797,560
	2020	1,066,667	—	3,412,476	—	1,070,388	185,329	5,734,860
	2019	684,518	—	5,021,589	2,294,747	1,192,590	331,634	9,525,078
Lorin Crenshaw[1] Chief Financial Officer	2022	447,917	637,000	2,576,841	—	367,427	226,186	4,255,371
Mary L. Frontczak[2] Chief Legal and Administrative Officer and Corporate Secretary	2022	500,000	—	876,348	—	344,527	63,923	1,784,798
	FY 2021	355,000	—	810,086	—	358,466	69,875	1,593,427
	2020	441,667	—	540,024	—	252,091	76,753	1,310,534
George J. Schuller, Jr. Chief Operations Officer	2022	661,458	—	1,263,702	—	488,336	90,025	2,503,521
	FY 2021	476,250	—	1,206,542	—	508,093	72,286	2,263,171
	2020	633,333	110,000	1,187,496	—	381,138	34,879	2,346,846
	2019	208,333	—	1,913,013	—	775,000	89,742	2,986,088
James D. Standen Chief Commercial Officer	2022	500,000	—	951,042	—	341,793	41,206	1,834,041
	FY 2021	375,000	—	900,061	—	373,402	32,998	1,681,461
	2020	495,000	—	846,005	—	280,102	26,325	1,647,432
	2019	470,000	—	1,119,658	—	298,943	49,094	1,937,695
S. Bradley Griffith[3] Former Chief Commercial Officer	2022	42,917	—	695,417	—	—	2,768,995	3,507,329
	FY 2021	386,250	—	927,021	—	—	38,913	1,352,184
	2020	510,833	—	882,021	—	288,505	57,497	1,738,857
	2019	490,000	—	1,150,340	—	311,664	55,540	2,007,544

(1) Mr. Crenshaw joined us as Chief Financial Officer in December 2021. As a result, we have only provided information for fiscal 2022.

(2) Ms. Frontczak joined us as Chief Legal Officer and Corporate Secretary in November 2019, but was not an NEO in 2019. As a result, we have only provided information for 2020, fiscal 2021 and fiscal 2022.

(3) Mr. Griffith departed the Company on October 27, 2021 after having served as Chief Commercial Officer. Mr. Griffith forfeited all of his fiscal 2022 equity awards upon his termination of employment. See "Termination of Employment and Change-in-Control Benefits—Agreement with Mr. Griffith, Our Former Chief Commercial Officer" for more information about his separation payments and benefits.

(A) **Salary.** The amounts in the Salary column represent the base salary earned for the listed fiscal year. See the discussion on page 53 for more information about base salaries paid to our NEOs.

(B) **Bonus.** The amounts in the Bonus column represent a cash sign-on bonus paid to Mr. Crenshaw of $637,000 as part of his hiring package when he joined us in December 2021, which was paid in two installments in December 2021 and January 2022, and a cash sign-on bonus paid to Mr. Schuller, Jr. of $110,000 as part of his hiring package when he joined us in September 2019, which was paid in January 2020.

(C) **Stock Awards.** The amounts in the Stock Awards column are the aggregate grant date fair value of RSUs and PSUs granted to the NEOs in the listed year, determined in accordance with FASB ASC Topic 718. The grant date fair value of RSUs granted in fiscal 2022, that are subject to performance conditions, is calculated based on the probable outcome of the performance conditions as of the grant date, using the closing price of our common stock on the grant date. The aTSR and rTSR PSUs granted in fiscal 2022 are subject to a market condition and their grant date fair value is calculated based on a Monte Carlo valuation of each award on the grant date. Estimates of dividend equivalents are included in the calculation of the grant date fair value of RSUs and PSUs. For more information, see Note 15 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2022.

- The above table reflects the grant date fair value of RSUs granted in fiscal 2022 assuming the performance hurdle will be achieved and the grant date fair value of aTSR and rTSR PSUs granted in fiscal 2022 assuming that the target level of performance will be achieved. The grant date fair values of aTSR and rTSR PSUs granted in fiscal 2022 assuming that the maximum level of performance will be achieved are: $20,120,970 for Mr. Crutchfield, $5,754,881 for Mr. Crenshaw, $1,801,553 for Ms. Frontczak, $2,595,493 for Mr. Schuller, Jr., $1,946,918 for Mr. Standen and $1,251,815 for Mr. Griffith (as noted in Footnote 3, Mr. Griffith forfeited all of his fiscal 2022 equity awards upon his termination of employment on October 27, 2021).
- See pages 57-60 for more information about RSUs and PSUs granted in fiscal 2022, including the vesting schedules, RSU performance hurdle, PSU performance metric, PSU performance period and PSU grant sizing methodology.
- The grant date fair value generally does not correspond to the actual value that is realized from RSUs or PSUs. The actual values received upon vesting by NEOs in fiscal 2022 are included in the Option Exercises and Stock Vesting During Fiscal 2022 table. Additional information on all outstanding RSUs and PSUs is reflected in the Outstanding Equity Awards at Fiscal 2022 Year-End table.

(D) **Option Awards.** The amounts in the Stock Awards column are the aggregate grant date fair value of stock options granted in the listed year, determined in accordance with FASB ASC Topic 718. The amounts were calculated using the Black-Scholes option valuation model. For information regarding the assumptions used in calculating these amounts, see Note 15 to the Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended September 30, 2022.

- No stock options were granted to NEOs in fiscal 2022.
- The grant date fair value generally does not correspond to the actual value that is realized from stock options. The actual values received upon exercise of stock options by NEOs in fiscal 2022 are included in the Option Exercises and Stock Vesting During Fiscal 2022 table. Additional information on all outstanding stock options is reflected in the Outstanding Equity Awards at Fiscal 2022 Year-End table.

(E) **Non-Equity Incentive Plan Compensation.** The amounts in the Non-Equity Incentive Plan Compensation column reflect the amounts earned under the MAIP. See the discussion beginning on page 55 for more information about these payments, including the performance factors, the performance results and how payment amounts were determined.

(F) **All Other Compensation.** The amounts reported in the All Other Compensation column represent the aggregate dollar amount for perquisites and other personal benefits provided to our NEOs. For fiscal 2022, "All Other Compensation" included the following:

Name	401(k) Plan Company Matching Contribution[1] ($)	Insurance Premiums[2] ($)	Other[3] ($)
K. Crutchfield	26,975	98,227	26,954
L. Crenshaw	18,942	6,921	200,323
M. Frontczak	44,447	19,320	156
G. Schuller, Jr.	26,975	54,453	8,597
J. Standen	20,475	20,731	—
S. Griffith	32,180	2,111	2,734,704

(1) Amounts include an estimate of the 401(k) plan Company matching contribution expected to be paid by us into the NEO's Restoration Plan account. This contribution is earned by the NEO with respect to fiscal 2022, but is not paid until fiscal 2023.

(2) Represents amounts paid by us for Company-sponsored long-term disability insurance, life insurance and business travel insurance premiums, which includes accidental death and dismemberment coverage.

(3) Represents amounts paid for (i) relocation expenses for Mr. Crenshaw (including a tax gross-up reimbursement payment of $57,365) (ii) identity-theft monitoring services for Ms. Frontczak and Mr. Griffith (iii) tax-preparation services for Mr. Schuller, Jr. which includes tax gross-up reimbursement payments of $2,523 (iv) legal services for Mr. Crutchfield which includes tax gross-up payments of $11,954, and (v) separation payments and benefits for Mr. Griffith, which includes a lump sum payment of $2,666,688, a cash out of unused fiscal 2021 vacation of $25,749 and COBRA coverage premium payments of $42,202.

Fiscal 2022 Grants of Plan-Based Awards

The following table provides information about MAIP awards and equity awards granted to each NEO during fiscal 2022. For a complete understanding of the table, please read the narrative description that follows the table.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (MAIP) (A) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (B) Threshold (#)	Target (#)	Maximum (#)	Grant Date Fair Value of Stock Awards (C) ($)
K. Crutchfield			112,477	1,499,693	2,999,386				
RSUs	10/15/2021	10/4/2021					14,006		1,043,307
PSUs	10/15/2021	10/4/2021				5,260	10,520	31,560	1,564,955
PSUs	12/1/2021	11/17/2021				1,140	2,279	3,419	52,235
PSUs	12/1/2021	11/17/2021				4,951	9,902	19,804	314,785
PSUs	12/1/2021	11/17/2021				5,245	10,489	31,467	717,972
PSUs	8/5/2022	8/5/2022				33,087	66,173	198,519	4,188,089
L. Crenshaw			28,219	376,250	752,500				
RSUs	12/1/2021	10/22/2021					8,401		408,541
RSUs	12/1/2021	10/22/2021					5,141		250,007
PSUs	12/1/2021	10/22/2021				6,301	12,601	37,803	862,538
PSUs	12/1/2021	10/22/2021				4,036	8,072	24,216	552,528
PSUs	12/1/2021	10/22/2021				4,036	8,071	24,213	503,227
M. Frontczak			26,460	352,800	705,600				
RSUs	10/15/2021	10/4/2021					3,480		259,225
PSUs	10/15/2021	10/4/2021				1,307	2,614	7,842	388,859
PSUs	12/1/2021	11/17/2021				784	1,567	3,134	49,815
PSUs	12/1/2021	11/17/2021				1,304	2,607	7,821	178,449
G. Schuller, Jr.			37,505	500,063	1,000,125				
RSUs	10/15/2021	10/4/2021					4,860		362,021
PSUs	10/15/2021	10/4/2021				1,825	3,650	10,950	542,974
PSUs	12/1/2021	11/17/2021				1,723	3,446	6,892	109,548
PSUs	12/1/2021	11/17/2021				1,820	3,640	10,920	249,158
J. Standen			26,250	350,000	700,000				
RSUs	10/15/2021	10/4/2021					3,625		270,026
PSUs	10/15/2021	10/4/2021				1,362	2,723	8,169	405,073
PSUs	12/1/2021	11/17/2021				263	526	789	12,056
PSUs	12/1/2021	11/17/2021				1,228	2,455	4,910	78,044
PSUs	12/1/2021	11/17/2021				1,358	2,715	8,145	185,842
S. Griffith[1]			-	-	-				
RSUs	10/15/2021	10/4/2021					3,734		278,146
PSUs	10/15/2021	10/4/2021				1,403	2,805	8,415	417,272

(1) Mr. Griffith departed the Company on October 27, 2021 and forfeited all of his fiscal 2022 equity awards upon his termination of employment. See "Compensation Discussion and Analysis—Executive Compensation Decisions for Fiscal 2022—Separation Agreement and Compensation for Mr. Griffith" for more information about his separation payments and benefits.

(A) **Estimated Possible Payouts under Non-Equity Incentive Plan Awards (MAIP).** The amounts in the columns under the Estimated Possible Payouts under Non-Equity Incentive Plan Awards (MAIP) heading reflect the threshold, target and maximum bonus payment opportunities under the MAIP. The actual MAIP bonus payments are included in the Fiscal 2022 Summary Compensation Table in the Non-Equity Incentive Plan Compensation column. See the discussion beginning on page 54 for more information about these payments, including the performance factors, the performance results and how payment amounts were determined.

(B) **Estimated Future Payouts under Equity Incentive Plan Awards.** The amounts in the columns under the Estimated Future Payouts under Equity Incentive Plan Awards reflect the threshold, target and maximum number of shares of our common stock that may be issued with respect to PSUs granted in fiscal 2022. RSUs do not have a threshold or maximum and, as a result, are presented only at target. Fiscal 2022 equity awards granted on October 15, 2021 were prorated by 75% of the full annual value to recognize that full-year grants were awarded in fiscal 2021 prior to the fiscal year change for Mr. Crutchfield, Ms. Frontczak, Mr. Schuller, Mr. Standen and Mr. Griffith. Fiscal 2022 equity awards granted on December 1, 2021, with the exception of Mr. Crenshaw, were awarded as part of the Supplemental Peer Alignment Awards. See pages 57-60 for more information about RSUs and PSUs granted in fiscal 2022, including the vesting schedules, RSU performance hurdle, PSU performance metric, PSU performance period and PSU grant sizing methodology.

(C) **Grant Date Fair Value of Stock Awards.** The amounts in the Grant Date Fair Value of Stock Awards column represent the grant date fair value of awards determined in accordance with FASB ASC Topic 718, excluding the impact of estimated forfeiture. For more information, see the Fiscal 2022 Summary Compensation Table.

Outstanding Equity Awards at Fiscal 2022 Year-End

The following table summarizes the outstanding equity awards held by each NEO as of September 30, 2022. For a complete understanding of the table, please read the narrative description that follows the table.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (A) ($)
K. Crutchfield	8/5/2022					66,173[1]	2,549,646
	12/1/2021					10,489[2]	404,141
						9,902[3]	381,524
	10/15/2021					14,006[4]	539,651
						10,520[5]	405,336
	1/13/2021					14,687[6]	565,890
						33,046[7]	1,273,262
	1/13/2020					23,171[8]	892,779
						24,854[9]	957,625
	5/7/2019	252,245	—	53.75	5/7/2026		
L. Crenshaw	12/1/2021					8,401[10]	323,691
						20,673[11]	796,531
						5,141[12]	198,083
						8,071[13]	310,976
M. Frontczak	12/1/2021					2,607[2]	100,448
						1,567[3]	60,377
	10/15/2021					3,480[4]	134,084
						2,614[5]	100,717
	1/13/2021					3,421[6]	131,811
						7,698[7]	296,604
	1/13/2020					3,667[8]	141,290
						3,933[9]	151,538
	11/6/2019					1,878[14]	72,359

Name	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (A) ($)
G. Schuller, Jr.	12/1/2021					3,640[2]	140,249
						3,446[3]	132,774
	10/15/2021					4,860[4]	187,256
						3,650[5]	140,635
	1/13/2021					5,096[6]	196,349
						11,465[7]	441,746
	1/13/2020					8,063[8]	310,667
						8,649[9]	333,246
J. Standen	12/1/2021					2,715[2]	104,609
						2,455[3]	94,591
	10/15/2021					3,625[4]	139,671
						2,723[5]	104,917
	1/13/2021					3,801[6]	146,453
						8,553[7]	329,547
	1/13/2020					5,744[8]	221,316
						6,162[9]	237,422
	4/2/2018	19,451	—	59.50	4/2/2025		
	4/3/2017	2,220	—	68.00	4/3/2024		
	4/1/2016	1,555	—	70.48	4/1/2023		

S. Griffith[15]   —   —   —

(1) Reflects PSUs that vest on May 31, 2025, subject to the achievement of performance conditions based on aTSR from August 5, 2022 to May 31, 2025. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 300% of the target award level.

(2) Reflects supplemental peer alignment PSUs that vest on October 15, 2024, subject to the achievement of performance conditions based on rTSR over a three-year performance period. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 300% of the target award level. See "Compensation Discussion and Analysis - Executive Compensation Decisions for Fiscal 2022 - Long-Term Incentive Compensation - Supplemental Peer Alignment Awards" for more information.

(3) Reflects supplemental peer alignment PSUs that vest on January 13, 2023, subject to the achievement of performance conditions based on rTSR over a three-year performance period. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 200% of the target award level. See "Compensation Discussion and Analysis - Executive Compensation Decisions for Fiscal 2022 - Long-Term Incentive Compensation - Supplemental Peer Alignment Awards" for more information.

(4) Reflects prorated RSUs that vest 33.33% on October 15, 2022, 2023 and 2024. A performance hurdle tied to our fiscal 2022 financial performance has been satisfied. See "Compensation Discussion and Analysis - Executive Compensation Decisions for Fiscal 2022 - Long Term Incentive Compensation - Overview" for more information.

(5) Reflects prorated PSUs that vest on October 15, 2024, subject to the achievement of performance conditions based on rTSR over a three-year performance period. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 300% of the target award level. See "Compensation Discussion and Analysis - Executive Compensation Decisions for Fiscal 2022 - Long-Term Incentive Compensation - Overview" for more information.

(6) Reflects RSUs that vest 50% on January 13, 2023 and 2024.

(7) Reflects PSUs that vest on January 13, 2024, subject to the achievement of performance conditions based on Adjusted EBITDA growth over a three-year performance period. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 300% of the target award level.

(8) Reflects RSUs that vest on January 13, 2023.

(9) Reflects PSUs that vest on January 13, 2023, subject to the achievement of performance conditions based on rTSR over a three-year performance period. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 200% of the target award level.

(10) Reflects RSUs that vest 33.33% on December 1, 2022, 2023 and 2024. A performance hurdle tied to our fiscal 2022 financial performance has been satisfied.

(11) Reflects PSUs that vest on December 1, 2024, subject to the achievement of performance conditions based on rTSR over a three-year performance period. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 300% of the target award level.

(12) Reflects RSUs that vest 50% on December 1, 2022 and 2023.

(13) Reflects PSUs that vest on December 1, 2023, subject to the achievement of performance conditions based on rTSR over a two-year performance period. The amount reported represents the target number of PSUs that may be earned. The actual number of shares that may be earned may range between 0% and 300% of the target award level.

(14) Reflects RSUs that vest on November 6, 2022.

(15) Mr. Griffith departed the Company on October 27, 2021, forfeited all of his unvested equity awards upon his termination of employment.

(A) **Market Value of Shares or Units that Have Not Vested.** Amounts in the Market Value of Shares or Units that Have Not Vested column are calculated by multiplying the number of shares or units, as applicable, by $38.53, the closing price of our common stock on September 30, 2022.

Option Exercises and Stock Vested During Fiscal 2022

The following table summarizes the value realized (before payment of any withholding taxes and broker commissions) by each NEO upon stock option exercises during fiscal 2022 and RSUs and PSUs that vested during fiscal 2022. For a complete understanding of the table, please read the narrative description that follows the table.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise (#)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting (A) ($)**
K. Crutchfield	—	—	44,021	2,437,633
L. Crenshaw	—	—	—	—
M. Frontczak	—	—	3,589	227,899
G. Schuller, Jr.	—	—	15,607	647,753
J. Standen	—	—	10,803	661,408
S. Griffith	—	—	—	—

(1) For Mr. Crutchfield, amounts represent 15,723 RSUs that were granted on May 7, 2019 and vested on May 7, 2022, 19,368 PSUs that were granted on May 7, 2019 and vested on April 8, 2022, 7,344 RSUs that were granted on January 13, 2021 and vested on January 13, 2022 and 1,586 PSUs that were granted on December 1, 2021 and vested on April 8, 2022. For Ms. Frontczak, amounts represent 1,878 RSUs that were granted on November 6, 2019 and vested on November 6, 2021 and 1,711 RSUs that were granted on January 13, 2021 and vested on January 13, 2022. For Mr. Schuller, Jr., amounts represent 13,059 RSUs that were granted on September 3, 2019 and vested on September 3, 2022 and 2,548 RSUs that were granted on January 13, 2021 and vested on January 13, 2022. For Mr. Standen, amounts represent 5,335 RSUs that were granted on April 1, 2019 and vested on April 1, 2022, 3,201 PSUs that were granted on April 1, 2019 and vested on April 8, 2022, 1,901 RSUs that were granted on January 13, 2021 and vested on January 13, 2022 and 366 PSUs that were granted on December 1, 2021 and vested on April 8, 2022. See "Compensation Discussion and Analysis - Executive Compensation Decisions for Fiscal 2022 - Long-Term Incentive Compensation - Supplemental Peer Alignment Awards" for more information on the rTSR PSU awards that were granted on December 1, 2021.

(A) **Value Realized on Vesting.** Amounts in the Value Realized on Vesting column are calculated by multiplying the number of shares acquired upon vesting by the closing price of our common stock on the vesting date.

Non-Qualified Deferred Compensation for Fiscal 2022

The following table summarizes each NEO's compensation under the Restoration Plan for fiscal 2022. For a complete understanding of the table, please read the narrative description that follows the table.

	Executive Contributions in Fiscal 2022 (A) ($)	Registrant Contributions for Fiscal 2022 (B) ($)	Aggregate Earnings (Losses) in Fiscal 2022 (C) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at End of Fiscal 2022 (D) ($)
K. Crutchfield	—	8,675	(1,731)	—	15,644
L. Crenshaw	—	642	—	—	—
M. Frontczak	—	26,147	(20,283)	—	151,913
G. Schuller, Jr.	—	8,675	(1,528)	—	13,822
J. Standen	—	2,175	(32,379)	—	97,741
S. Griffith	—	32,180	2,923	(153,513)	—

(A) **Executive Contributions in Fiscal 2022.** The amounts in the Executive Contributions in Fiscal 2022 column are the amounts that the NEO elected to defer under the Restoration Plan. Each of our NEOs has the option to participate in the Restoration Plan, which is a non-qualified deferred compensation plan. The Restoration Plan allows eligible U.S.-based employees to voluntarily defer up to 50% of their base salary and 100% of their annual cash bonus. Participants may elect to receive deferred amounts on termination of employment. Distributions may be scheduled as a lump sum payment or as annual installments over a period of up to 10 years. Any amounts credited to the Restoration Plan on behalf of a participant are adjusted for investment gains and losses in the same manner as our Savings Plan (except that our common stock is not offered as an investment option under the Restoration Plan). The Restoration Plan assets are held in a "rabbi trust," and, as a result, are subject to the claims of our general creditors.

(B) **Registrant Contributions for Fiscal 2022.** The amounts in the Registrant Contributions for Fiscal 2022 column represent estimates of the 401(k) plan Company matching contribution for the portion made by us and earned by the NEO with respect to fiscal 2022, but which are not paid until fiscal 2023. These amounts are included in the Fiscal 2022 Summary Compensation Table. If a participant has reached the IRS maximum contribution limit for the Savings Plan, we make Company contributions to the Restoration Plan, instead of the Savings Plan. See "Compensation Discussion and Analysis—Executive Compensation Framework and Governance—Executive Compensation Program Summary—Savings Plan" for more information.

(C) **Aggregate Earnings (Losses) in Fiscal 2022.** The amounts in the Aggregate Earnings (Losses) in Fiscal 2022 column represent deemed investment earnings or losses from voluntary contributions and Company contributions to the Restoration Plan. We do not guarantee any returns on contributions to the Restoration Plan. The amounts do not represent "above market" earnings (as defined by the SEC) and therefore are not included in the Fiscal 2022 Summary Compensation Table.

(D) **Aggregate Balance at End of Fiscal 2022.** The amounts in the Aggregate Balance at End of Fiscal 2022 column include the following amounts that were previously reported in Summary Compensation Tables as compensation for prior years: $16,925 for Mr. Crutchfield, $0 for Mr. Crenshaw, $44,694 for Ms. Frontczak, $15,350 for Mr. Schuller, $54,665 for Mr. Standen and $93,764 for Mr. Griffith. The amounts in the Aggregate Balance at End of Fiscal 2022 column do not include the estimated 401(k) plan Company matching contributions which are expected to be paid in fiscal 2023 and are included in the Registrant Contributions for Fiscal 2022 column.

Termination of Employment and Change in Control Benefits

To enable us to offer competitive total compensation packages to our NEOs, as well as to ensure the ongoing retention of these individuals and to ensure they remain focused on stockholder interests, we offer certain post-employment payments and benefits to our NEOs upon the occurrence of several specified events. These payments and benefits are chiefly provided under (i) CIC agreements we have entered into with each of our NEOs, (ii) an amended and restated employment agreement with Mr. Crutchfield, our CEO, (iii) the Executive Severance Plan, which benefits each of our NEOs (other than Mr. Crutchfield), (iv) Mr. Griffith's separation agreement, and (v) our 2015 Incentive Award Plan, 2020 Incentive Award Plan and related award agreements.

Change in Control Agreements

We have entered into "double-trigger" CIC agreements with each of our NEOs. Mr. Griffith's CIC agreement terminated as of October 27, 2021, when he was no longer employed by us. Under "double-trigger" change in control agreements, there is no severance payment unless there is a change in control (as defined in the CIC agreement) and employment is terminated under specified circumstances.

Pursuant to each CIC agreement, an NEO is only entitled to the severance payments and benefits described below if:

- Within two years of a change in control, an NEO's employment is terminated by the Company without cause or by an NEO for good reason (as defined in the CIC agreement)
- Or in the event:
    - **(i)** an NEO's employment is terminated by the Company without cause or by an NEO for good reason prior to a change in control,
    - **(ii)** the NEO demonstrates the termination was at the request of a third party who had taken steps to effect a change in control, and
    - **(iii)** a change in control occurs within 60 days of the NEO's termination.

In connection with entering into a CIC agreement, each NEO must enter into a Restrictive Covenant Agreement limiting solicitation of employees and customers as well as competition for a period of two years (with respect to Mr. Crutchfield) and one year (with respect to our other NEOs) after the NEO's termination of employment. The following table summarizes the severance payments and benefits provided in connection with a qualifying termination of NEOs under our CIC agreements. To receive these payments and benefits, the NEO must execute a release of claims. The CIC agreements include a "best net" excise tax provision that provides that, in the event of a change in control of the Company, if the NEO's compensation otherwise would be subject to the excise tax imposed under Section 280G of the Internal Revenue Code, the payments will be reduced so that they are not affected by Section 280G, but only if this reduction would put the NEO in a better after-tax position than without such reduction. The CIC agreements do not provide for excise tax gross-up payments upon a change in control and individual tax payments are the obligation of each NEO.

Severance Payments and Benefits

Lump Sum Cash Payment	**For our CEO:**	**For NEOs other than our CEO:**
	• An amount equal to the CEO's Bonus Amount[1] prorated based on the termination date	• An amount equal to the NEO's Bonus Amount[1] prorated based on the termination date
	• An amount equal to two and a half times the sum of the CEO's:	• An amount equal to two times the sum of the NEO's:
	(i) highest annual base salary rate during the 12-month period immediately preceding termination, plus	(i) highest annual base salary rate during the 12-month period immediately preceding termination, plus
	(ii) an amount equal to the CEO's Bonus Amount[1]	(ii) an amount equal to the NEO's Bonus Amount[1]
	• An amount equal to the aggregate premium costs for 24 months of coverage under our health, vision and dental plans	• An amount equal to the aggregate premium costs for 24 months of coverage under our health, vision and dental plans
Bonus Payments and Equity Awards	See "—Bonus Payments and Equity Awards"	

(1) The Bonus Amount is an amount equal to the higher of (i) the average MAIP bonuses during the three years prior to the termination (annualized in the event the NEO was not employed by us for the entire year) and (ii) MAIP bonus (at the target level) for the year in which the termination occurs. To help insulate from unintended consequences of the fiscal year change, the Compensation Committee has confirmed that references in the CIC agreements to "year" and "plan year" mean "fiscal year" and that prorated MAIP bonus payments associated with the fiscal year change will not impact severance payments. Each NEO signed an acknowledgement that any compensation changes associated with the fiscal year change do not constitute "good reason" or a breach of the applicable CIC agreement.

Agreements with Mr. Crutchfield, our President and CEO

We have entered into an amended and restated employment agreement (the Crutchfield Amended Employment Agreement) and CIC agreement with Mr. Crutchfield, which provide for severance payments and benefits in connection with termination of his employment by us without cause, due to non-renewal by us of the Crutchfield Amended Employment Agreement, by Mr. Crutchfield for good reason, due to a qualified retirement or due to death or disability (each as defined in the Crutchfield Amended Employment Agreement), as summarized in the following table. To receive these payments and benefits under these agreements, Mr. Crutchfield must execute a release of claims and, in the case of the Crutchfield Amended Employment Agreement, be in compliance in all material respects with his Restrictive Covenant Agreement and Confidentiality and Invention Assignment Agreement. The Crutchfield Amended Employment Agreement also includes a Section 280G "best net" excise tax provision that is similar to the one included in the CIC agreements, described under "—Change in Control Agreements."

Termination Scenario	Payment and Benefits

Without Cause, Company Does Not Renew Employment Agreement or by Mr. Crutchfield with Good Reason or due to a Qualified Retirement[1]	• A lump sum payable no later than the 60th day following the termination date equal to the sum of:
	  (i) 24 months of his then-current base salary and
	  (ii) two times his target MAIP bonus
	• An amount equal to Mr. Crutchfield 's MAIP bonus payment at the target level, prorated based on the termination date and payable no later than the 60th day following the termination date, plus an amount equal to any unpaid MAIP bonus relating to a MAIP performance period ending on or prior to the termination date, payable at the same time as MAIP bonuses for such performance period are paid to other executives
	• Accelerated vesting of all stock options and RSUs, regardless of any other agreement
	• Unvested PSUs granted on August 5, 2022 are retained subject to original terms, except that the number of PSUs eligible to vest will be prorated based on the time worked during the vesting period plus one year; the number of PSUs earned will be determined based on the Company's actual performance
	• Upon a Qualified Retirement only, unvested PSUs other than unvested PSUs granted on August 5, 2022 are retained subject to original terms, except that the number of PSUs eligible to vest will be prorated based on the time worked during the vesting period (unless a more favorable treatment is provided under the applicable award agreement or equity rules applicable to such PSUs); the number of PSUs earned will be determined based on the Company's actual performance
	• Reimbursement for up to 18 months of premium payments for COBRA coverage

Death or Disability	• An amount equal to Mr. Crutchfield's MAIP bonus payment at the target level, prorated based on the termination date and payable no later than the 60th day following the termination date, plus an amount equal to any unpaid MAIP bonus relating to a MAIP performance period ending on or prior to the termination date, payable at the same time as MAIP bonuses are paid for such performance period are paid to other executives • Continued health care benefits for Mr. Crutchfield and covered dependents for 18 months (in the case of death) or the length of the period he is receiving disability benefits under our applicable benefit policies (in the case of disability)
Change in Control	Mr. Crutchfield's CIC agreement will apply, see "—Change in Control Agreements"

(1) A qualified retirement is a retirement that occurs no earlier than May 31, 2025 and with no less than six months advance prior notice. During the six month advance notice period, Mr. Crutchfield must continue to perform his duties and assist in the transition of his responsibilities to a new chief executive officer.

Executive Severance Plan

The Compensation Committee has adopted the Compass Minerals International, Inc. Executive Severance Plan. Each NEO (other than Mr. Crutchfield) participated in the Executive Severance Plan in fiscal 2022.

Under the updated Executive Severance Plan, any participant who:

(i) is involuntarily terminated without Cause (as defined in the Executive Severance Plan), or

(ii) voluntarily terminates his or her employment with Good Reason (as defined in the Executive Severance Plan) will receive the payments and benefits described below.

To receive these payments and benefits, the NEO must execute a release of claims. The Executive Severance Plan includes a Section 280G "best net" excise tax provision that is similar to the one included in the CIC agreements, described under "—Change in Control Agreements." The Executive Severance Plan does not provide for any tax gross-up payments.

Executive Severance Plan Payments and Benefits

Lump Sum Cash Payment	• An amount equal to:
	  (i) one times the participant's annual base salary,[1] plus
	  (ii) an amount equal to the higher of the participant's
	    (a) average MAIP bonus[1] for the three full years prior to the year of termination (or fewer if the participant was employed for fewer than three years) and
	    (b) MAIP bonus (at the target level) for the year in which the termination occurs, plus
	  (iii) the aggregate premium costs for 18 months of coverage under our health, vision, and dental plans

Benefits	• Outplacement counseling services

Bonus Payments and Equity Awards	• At the election of the Compensation Committee, either:
	  (i) any RSUs will be accelerated, or
	  (ii) the NEO will receive an equivalent cash payment in lieu of accelerated vesting of RSUs
	• PSUs and options are not impacted by the Executive Severance Plan and will be governed by the applicable award agreements; see "—Bonus Payments and Equity Awards"

(1) To help insulate from unintended consequences of the fiscal year change that occured in 2021, the Compensation Committee has confirmed that references in the Executive Severance Plan to "year" and "plan year" mean "fiscal year" and that prorated MAIP bonus payments associated with the fiscal year change will not impact severance payments.

The Executive Severance Plan is intended to represent the exclusive severance benefits payable by us to a participant. As a result, any participant who is entitled to receive benefits payable in connection with a change of control pursuant to a CIC agreement may not also receive payments or benefits under the Executive Severance Plan. In other words, a participant may not collect severance benefits under the Executive Severance Plan if he or she receives benefits under a CIC agreement with us.

Although we expect to maintain the Executive Severance Plan indefinitely, we may amend, modify or terminate the Executive Severance Plan at any time. Therefore, severance benefits under the Executive Severance Plan are not guaranteed and may be eliminated in the future.

Agreement with Mr. Griffith, our Former Chief Commercial Officer

On October 27, 2021, Mr. Griffith departed the Company and we subsequently entered into a separation agreement with Mr. Griffith, which provided separation payments and benefits. See "Compensation Discussion and Analysis—Executive Compensation Decisions for Fiscal 2022—Separation Agreement and Compensation for Mr. Griffith," for a description of these separation payments and benefits.

Bonus Payments and Equity Awards

Bonus Payments

Any NEO who terminates employment, voluntarily or involuntarily, prior to the MAIP payment date will not receive a MAIP bonus payment.

Equity Awards

The treatment of equity awards upon termination of employment depends on the reason for the termination. The following table summarizes treatment of equity awards under various termination scenarios for all NEOs. In addition, the treatment of equity awards held by NEOs if they are terminated in certain circumstances is described under "—Agreements with Mr. Crutchfield, our President and CEO" and "—Executive Severance Plan".

Termination Scenario	Treatment Upon Termination of Employment
Change in Control	**Options, RSUs and PSUs:** • Vesting accelerated if awards are not assumed or an equivalent right is not substituted by the successor entity immediately after a change in control. • Vesting also accelerated if, within 24 months of a change in control, an NEO is terminated without cause or terminates for good reason. Vested options must be exercised within one year of the termination date. • The number of PSUs earned will be determined based on our actual performance through the date of the change in control, termination date or most recent practicable measurement date.
Retirement	**Options, RSUs and PSUs granted prior to May 2020:** • No acceleration of vesting. Unvested awards are retained subject to original terms, except that the number of options, RSUs and PSUs eligible to vest will be prorated based on the time worked during the vesting period. Vested options must be exercised within three years of the retirement date. The number of PSUs earned will be determined based on our actual performance. Retirement is defined as voluntary retirement on or after attaining age 62, with a combined age and years of service equal to or greater than 67. **Options and RSUs granted after May 2020:** • Vesting is accelerated. Vested options must be exercised within one year of the retirement date. RSUs will be released to the NEO within 60 days of the retirement date. Retirement is defined as voluntary retirement on or after attaining age 60, with a combined age and years of service equal to or greater than 65. **PSUs granted after May 2020:** • No acceleration of vesting. Unvested PSUs are retained subject to original terms. The number of PSUs earned will be determined based on the Company's actual performance. Retirement is defined as voluntary retirement on or after attaining age 60, with a combined age and years of service equal to or greater than 65.
Disability	**Options, RSUs and PSUs granted prior to May 2020:** • No acceleration of vesting. Unvested awards are retained subject to original terms. Vested options must be exercised within three years of the date of disability. The number of PSUs earned will be determined based on our actual performance. **Options, RSUs and PSUs granted after May 2020:** • Vesting is accelerated. Vested options must be exercised within one year of the termination date. RSUs and PSUs will be released to the NEO within 60 days of the disability date. PSUs are paid at the target level.
Death	**Options granted prior to May 2020:** • No acceleration of vesting. Unvested options are retained subject to original terms, except that the number of options that vest will be prorated based on the time worked during the vesting period and the NEO's beneficiary will have until the third anniversary of the date of death to exercise any vested options. **RSUs and PSUs granted prior to May 2020:** • Vesting accelerated and released to NEO's beneficiary within 60 days of date of death. PSUs are paid at the target level. **Options, RSUs and PSUs granted after May 2020:** • Vesting is accelerated. Vested options must be exercised within one year of death. RSUs and PSUs will be released to the NEO's beneficiary within 60 days of death. PSUs are paid at the target level.

Fiscal 2022 Potential Payments Upon Change in Control and Other Events

The following table outlines the value of the potential payments, upon a change in control and other events, that would have been paid to each NEO (other than Mr. Griffith) if the NEO's employment was terminated or a change in control occurred on September 30, 2022. For Mr. Griffith, the amounts represent the amounts that were actually paid under his separation agreement, which is described in "Compensation Discussion and Analysis—Executive Compensation Decisions for Fiscal 2022—Separation Agreement and Compensation of Mr. Griffith."

Name	Termination Scenario	Lump Sum Payment ($)	MAIP Bonus Amount ($)	Equity Awards[1] ($)	Value of Continued Benefits/ Other Amounts[2] ($)	Total[3] ($)
K. Crutchfield	• Change in Control	6,586,451	1,499,693	7,969,854	—	16,055,998
	• Death	—	1,499,693	7,969,854	20,414	9,489,961
	• Disability	—	1,499,693	7,969,854	32,889	9,502,436
	• Without Cause, Company Does Not Renew Employment Agreement or for Good Reason	5,247,386	1,499,693	3,041,919	20,414	9,809,412
L. Crenshaw	• Change in Control	1,878,109	376,250	1,629,279	—	3,883,638
	• Death	—	—	1,629,279	—	1,629,279
	• Disability	—	—	1,629,279	—	1,629,279
	• Without Cause or for Good Reason	951,707	—	521,773	—	1,473,480
M. Frontczak	• Change in Control	1,746,394	352,800	1,189,228	—	3,288,422
	• Death	—	—	1,189,228	—	1,189,228
	• Disability	—	—	1,189,228	—	1,189,228
	• Without Cause or for Good Reason	881,396	—	479,544	—	1,360,940
G. Schuller, Jr.	• Change in Control	2,594,402	611,199	1,882,923	—	5,088,524
	• Death	—	—	1,882,923	—	1,882,923
	• Disability	—	—	1,882,923	—	1,882,923
	• Without Cause or for Good Reason	1,306,827	—	694,272	—	2,001,099
J. Standen	• Change in Control	1,770,293	358,971	1,378,526	—	3,507,790
	• Death	—	—	1,378,526	—	1,378,526
	• Disability	—	—	1,378,526	—	1,378,526
	• Without Cause or for Good Reason	898,234	—	507,440	—	1,405,674
S. Griffith	• Separation Agreement	2,692,437	—	—	42,202	2,734,639

The following table provides the estimates of total value attributable to options, PSUs and RSUs, respectively.

Name	Type of Termination	Options[a] ($)	PSUs[a] ($)	RSUs[a] ($)	Total ($)
K. Crutchfield	• Change in Control	—	5,971,534	1,998,320	7,969,854
	• Death	—	5,971,534	1,998,320	7,969,854
	• Disability	—	5,971,534	1,998,320	7,969,854
	• Without Cause, Non- Renewal of Employment Agreement or Good Reason	—	1,043,599	1,998,320	3,041,919
L. Crenshaw	• Change in Control	—	1,107,506	521,773	1,629,279
	• Death	—	1,107,506	521,773	1,629,279
	• Disability	—	1,107,506	521,773	1,629,279
	• Without Cause or for Good Reason	—	—	521,773	521,773
M. Frontczak	• Change in Control	—	709,684	479,544	1,189,228
	• Death	—	709,684	479,544	1,189,228
	• Disability	—	709,684	479,544	1,189,228
	• Without Cause or for Good Reason	—	—	479,544	479,544
G. Schuller, Jr.	• Change in Control	—	1,188,651	694,272	1,882,923
	• Death	—	1,188,651	694,272	1,882,923
	• Disability	—	1,188,651	694,272	1,882,923
	• Without Cause or for Good Reason	—	—	694,272	694,272
J. Standen	• Change in Control	—	871,086	507,440	1,378,526
	• Death	—	871,086	507,440	1,378,526
	• Disability	—	871,086	507,440	1,378,526
	• Without Cause or for Good Reason	—	—	507,440	507,440
S. Griffith	• Separation Agreement	—	—	—	—

(a) Amounts do not include potential payments for dividend equivalents. For PSUs, amounts assume that the target level (or 100%) of performance will be achieved.

(2) For Mr. Crutchfield, amounts represent the estimated value of continued health benefits for 18 months (in the case of death) and 29 months (in the case of disability) and for continued COBRA coverage for 18 months (in the case termination was without cause, non-renewal of his employment agreement or with good reason. For Mr. Griffith, amount represents the estimated value of 18 months of COBRA coverage premium payments.

(3) Amounts do not include amounts earned or benefits accumulated due to continued service by the NEO through September 30, 2022, including 401(k) retirement savings and Restoration Plan deferred compensation balances.

CEO Pay Ratio

Under Item 402(u) of Regulation S-K, we are required to present the ratio of our CEO's annual total compensation to the annual total compensation of our median employee (commonly referred to as the "CEO pay ratio"). In fiscal 2022, we completed the sale of our South America chemicals business, reducing our headcount from that employed for our fiscal 2021 CEO pay ratio calculation. Given this impact, we have re-identified the median employee for fiscal 2022. As permitted by Item 402(u) of Regulation S-K, to determine our median employee for purposes of calculating our CEO pay ratio, we considered all employees (other than our CEO) employed by us as of September 30, 2022 and used these employees' fiscal 2022 base salary, fiscal 2022 overtime compensation and fiscal 2021 annual incentive bonuses (paid in December 2021) as our consistently applied compensation measure. As of September 30, 2022, we had 1,954 employees who were employed on a full-time, part-time or seasonal basis, of which:

- 997 were located in the U.S.,

- 773 were located in Canada,

- 184 were located in the U.K.

We annualized base salary for employees who were not employed by us for the entire fiscal year and used average fiscal 2022 exchange rates to convert compensation of non-U.S. employees into U.S. dollars. We did not make any cost-of-living adjustments.

Based on this information, we identified our median employee to be a full-time U.S. employee, who we believe is a reasonable representation of our median employee for compensation purposes. This individual's fiscal 2022 total compensation, calculated using the same methodology as the Fiscal 2022 Summary Compensation Table, was $91,749, and our CEO's fiscal 2022 total compensation, as presented in the Fiscal 2022 Summary Compensation table, was $10,613,023. Based on this information, our fiscal 2022 CEO pay ratio was estimated to be 116 to 1.

The CEO pay ratio is a reasonable estimate calculated in accordance with SEC rules. Because the SEC rules for identifying the median employee and calculating the CEO pay ratio allows companies to use different methodologies, exclusions, estimates and assumptions, our CEO pay ratio may not be comparable to the CEO pay ratios reported by other companies.

Equity Compensation Plan Information

The following table provides information as of September 30, 2022 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of shares to be issued upon exercise of outstanding securities	Weighted-average exercise price of outstanding securities	Number of securities available for issuance under plan
Equity compensation plans approved by stockholders:			
Stock options	774,580	$ 60.68	
Restricted stock units	208,735	N/A	
Performance stock units	331,359	N/A	
Deferred stock units	132,093	N/A	
Total securities under approved plans[a]	1,446,767		2,544,952
Equity compensation plans not approved by stockholders[b]:			
Deferred stock units	12,054	N/A	
Total	**1,458,821**		**2,544,952**

(a) In May 2020, stockholders approved the 2020 Incentive Award Plan. No new awards will be made under the 2005 Incentive Award Plan or the 2015 Incentive Award Plan subsequent to the approval of the 2020 Incentive Award Plan.

(b) Prior to 2008, non-employee directors were issued common stock and deferred stock units in connection with their service as a director under the 2004 Directors Deferred Share Plan. In 2008, we began issuing non-employee director shares of common stock and deferred stock units under equity plans approved by stockholders. No new awards will be granted under the 2004 Directors Deferred Share Plan.

PROPOSAL 4

APPROVAL OF SECOND AMENDMENT TO THE COMPASS MINERALS INTERNATIONAL, INC. 2020 INCENTIVE AWARD PLAN

Introduction

On December 30, 2022, our Board adopted the second amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan (as previously amended, the "2020 Plan") to, among other things, increase the number of shares we are authorized to issue or award under the 2020 Plan by 4,500,000 shares (the "Amendment"). The Amendment is subject to stockholder approval. The 2020 Plan, as amended by the Amendment, is referred to as the "Amended Plan."

A copy of the Amendment and the 2020 Plan is included as Appendix A to this proxy statement.

Proposed Share Reserve Increase and Other Amendments

We are asking our stockholders to approve the Amendment because we believe the availability of an adequate reserve of shares under the 2020 Plan is important to our strategic priorities and long-term planning, including maintaining the execution and delivery of our core business while also exploring and developing transformative new growth initiatives. In 2021, we identified a lithium brine resource at our Ogden site and began a strategic evaluation to assess development options to service growing U.S. domestic lithium demand. Since then, we have completed the strategic evaluation and we believe we are on track to enter the market with a cost-competitive, battery-grade lithium product by 2025. In addition, we announced an equity investment in Fortress North America, LLC, a next-generation fire retardant company with a patented portfolio of long-term fire retardant, aerial and ground retardant formulations developed primarily using essential minerals supplied from our Ogden facility. We believe the stage is set for the next phase in the Company's transformation, resulting in a faster-growing and less weather-dependent company, with the potential of creating substantial value to stockholders. The purpose of the 2020 Plan is to assist us in attracting, motivating and retaining key individuals whose judgment, interest and special effort is critical in maximizing the likelihood of success of our core business and transformative growth initiatives. The Compensation Committee carefully considered these recent developments and the fact that our business mix and avenues for growth are fundamentally different than in 2020. The proposed share request is thus intentionally larger than historical requests to ensure that we have the adequate share reserve necessary to support our transformative growth initiatives while also maintaining our core business. We believe that equity-based awards issued under the 2020 Plan will properly motivate recipients and help focus them on the creation of long-term value consistent with the interests of our stockholders. If the Amendment is not approved, we believe the likelihood of success of our strategic priorities could be adversely affected. In addition to increasing the 2020 Plan share reserve, the Amendment also extends the expiration date of the 2020 Plan through the ten-year anniversary of the date of approval of the Amendment by our Board.

Overview of the 2020 Plan

The 2020 Plan provides us with the flexibility to effectively use the shares under the 2020 Plan to provide incentives to our employees, consultants and directors. The 2020 Plan contains provisions we believe are consistent with best practices in equity compensation and which we believe further protect the interests of our stockholders. These include:

- **No Discounted Options or Stock Appreciation Rights.** Stock options and stock appreciation rights ("SARs") may not begranted with exercise prices lower than the fair market value of the underlying shares on the grant date.

- **No Repricing Without Stockholder Approval.** Other than in connection with certain corporate transactions, we may not reduce the exercise price of an option or SAR, cancel an option or SAR in exchange for cash, a new award or an option or SAR with an exercise price that less than the exercise price of the original option or SAR, in each case, unless such action is approved by our stockholders.

- **No Liberal Share Recycling.** Shares used to pay the grant or exercise price of an award or the withholding taxes related to an outstanding award do not become available for issuance for future awards under the 2020 Plan.

- **No Liberal Change of Control Definition.** A Change of Control (as such term is defined under the 2020 Plan) will not be triggered under the 2020 Plan unless a qualifying transaction is consummated, a third party acquires more than fifty percent (50%) of the Company's outstanding voting securities or there is a change in more than half of the incumbent directors.

- **Minimum Vesting Requirements.** Awards granted under the 2020 Plan are generally subject to a minimum one-year vesting requirement with limited exceptions, including for awards that do not result in the issuance of shares exceeding 5% of the shares available for issuance under the 2020 Plan.

- **No Transferability.** Awards generally may not be transferred, except by will or the laws of descent and distribution, unless approved by the plan administrator.

- **No Evergreen Provision.** The 2020 Plan does not contain an "evergreen" feature pursuant to which the shares authorized for issuance can be automatically replenished.

- **No Automatic Grants.** The 2020 Plan does not provide for automatic grants to any individual.

- **Limit on Non-Employee Director Compensation.** The 2020 Plan limits non-employee director total compensation to $700,000 per calendar year.

- **No Tax Gross-Ups.** The 2020 Plan does not provide for any tax gross-ups.

Summary of Key Stock Plan Data

Share Usage

The following table sets forth information regarding stock-settled, time-vested equity awards granted, and performance-based equity awards earned, over each of the last three fiscal years:

	Fiscal 2022[1]	Fiscal 2021[2]	Fiscal 2020	
Stock Options Granted	73,290	120,602	94,945	
Stock-Settled Time-Vested Restricted Stock Units Granted[3]	103,363	95,287	95,276	
Stock-Settled Performance Stock Units Earned[4]	28,666	16,496	11,575	
Board of Directors Deferred Stock Units Granted	12,643	15,136	42,313	**3-Fiscal Year Average**
Weighted-Average Basic Common Shares Outstanding	34,120,000	34,013,000	33,928,000	
Share Usage Rate	**0.64%**	**0.73%**	**0.72%**	**0.70%**

(1) Fiscal 2022 awards were prorated by 75% to recognize that full-year grants were awarded in fiscal 2021 prior to the fiscal year change.

(2) As a result of the change in our fiscal year end, fiscal 2021 was a nine-month period ending on September 30, 2021.

(3) Includes RSUs granted to non-employee members of our Board of Directors as follows: 11,933 shares in fiscal 2022, 4,917 shares in fiscal 2021 and 3,750 shares in fiscal 2020.

(4) With respect to performance-based shares/units in the table above, we calculate the share usage rate based on the applicable number of shares *earned* each fiscal year. For reference, the performance-based shares/units *granted* were as follows: 178,052 shares in fiscal 2022, 96,002 shares in fiscal 2021 and 107,072 shares in fiscal 2020.

Overhang as of December 22, 2022

The following table sets forth certain information as of December 22, 2022, unless otherwise noted, with respect to the Company's equity compensation plans:

Stock Options/SARs Outstanding	761,339
Weighted-Average Exercise Price of Outstanding Stock Options/SARs	$ 60.66
Weighted-Average Remaining Term of Outstanding Stock Options/SARS	3.2 years
Total Stock-Settled Full-Value Awards Outstanding	1,052,097
Remaining shares available for grant under the Existing Plan	1,751,158
Proposed additional shares under the Amended Plan[1]	4,500,000
Basic common shares outstanding as of the record date (December 22, 2022)	41,023,566

(1) The share reserve under the Amended Plan will also include any remaining shares available for issuance under the Existing Plan as of the effective date of the Amended Plan.

Dilution and Expected Duration

Our Board recognizes the impact of dilution on our stockholders and has evaluated this share request carefully in the context of the need to motivate, retain and ensure that our leadership team and key employees are focused on our strategic priorities. The total fully-diluted overhang as of December 22, 2022, assuming that the entire share reserve is granted in stock options or SARs, would be 16.4% and the total fully-diluted overhang, assuming the share reserve is granted in full-value awards only, would be 10.7%. The Company's historical practice has been to grant a combination of stock options and full-value awards, resulting in potential overhang between these two levels. In this context, fully-diluted overhang is calculated as the sum of grants outstanding and shares available for future awards (numerator) divided by the sum of the numerator and basic common shares outstanding, with all data effective as of December 22, 2022. Our Board believes that the proposed share reserve represents a reasonable amount of potential equity dilution to accommodate our long-term strategic and transformative growth priorities.

We expect that the share reserve under the Amended Plan, if this proposal is approved by our stockholders, will be sufficient for awards made for at least three years based on historical practices for our core business, but the ultimate length of this period will depend on a number of factors such as our incentive needs for our transformative strategic and growth initiatives, which are still uncertain; award type mix; hiring and promotion activity; the rate at which shares are returned to the Amended Plan's reserve under the 2020 Plan's share recycling provisions (including the recycling of shares subject to an award under the Compass Minerals International, Inc. 2015 Incentive Award Plan or the Compass Minerals International, Inc. 2005 Incentive Award Plan that expire, are forfeited, are terminated without issuance, or are settled for cash, each in accordance with Section 3.1(b) of the 2020 Plan); the future performance of our stock price; the consequences of acquiring other companies; and other factors. While we believe that our assumptions are reasonable, future share usage may differ from current expectations.

If this Proposal 4 is adopted, a maximum of 8,227,933 shares of common stock will be reserved for issuance under the Amended Plan, of which 8,100,000 may be granted as incentive stock options ("ISOs") pursuant to Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"); in addition, we will continue to be able to grant ISOs until the ten-year anniversary of the Board's adoption of the Amendment. In light of the factors described above, the Board believes this number represents reasonable potential equity dilution and provides a significant incentive for officers, employees, non-employee directors and consultants to increase the value of the Company for all stockholders.

Stockholder Approval

In general, stockholder approval of the Amendment is necessary in order for us to meet the stockholder approval requirements of the principal securities market on which shares of our common stock are traded, and to grant stock options that qualify as ISOs, as defined under Section 422 of the Code.

If stockholders do not approve this Proposal 4, the proposed additional shares will not become available for issuance under the 2020 Plan, and we will not be able to continue to grant ISOs.

Material Terms of the Amended Plan

The material terms of the 2020 Plan, as proposed to be amended by the Amendment, are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and the employees, consultants and directors of our subsidiaries, will be eligible to receive awards under the Amended Plan, but only employees of the Company and subsidiary corporations may be granted ISOs. As of December 1, 2022, there were twelve non-employee directors, 160 consultants and 1,995 employees who would have been eligible for awards under the Amended Plan.

The Amended Plan will be administered by the Compensation Committee, which may delegate its duties and responsibilities to committees of our directors or officers, including a committee comprised of a single officer, such as our CEO (referred to collectively as the "plan administrator" below), subject to certain limitations that may be imposed under applicable laws, including Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), and stock exchange rules, as applicable. The full Board, acting by a majority of its members in office, will conduct the general administration of the Amended Plan with respect to awards granted to non-employee directors. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Amended Plan, subject to its express terms and conditions. The plan administrator will also have the authority to determine which eligible employees, consultants and directors receive awards, grant awards and set the terms and conditions of all awards under the Amended Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Amended Plan.

Shares Available for Awards

If our stockholders approve this proposal, the aggregate number of shares of our common stock that will be authorized for issuance under the Amended Plan will equal the sum of (i) 8,100,000 shares and (ii) any shares which, as of the effective date of the Amended Plan, are available for issuance under the 2015 Incentive Award Plan. The Amended Plan provides that the aggregate number of shares available for issuance be reduced by two shares for each share delivered in settlement of any Full Value Award and by one share for each share delivered in settlement of any award that is not a Full Value Award. No more than 8,100,000 shares may be issued as ISOs. All of the foregoing share numbers may be adjusted for changes in our capitalization and certain corporate transactions, as described below under the heading "Certain Transactions."

If shares subject to an award under the Amended Plan are forfeited or expire or such award is settled for cash (in whole or in part) or any shares subject to an award under the 2015 Incentive Award Plan or the 2005 Incentive Award Plan, as amended are forfeited or expire or such award is settled for cash (in whole or in part) following the date the stockholders approve the Amended Plan, such shares will again be available for new grants under the Amended Plan. Any such shares that again become available for grant shall increase the share reserve under the Amended Plan as follows: (i) by one (1) share if such shares were subject to an award that is not a full value award, and (ii) by two (2) shares if such shares were subject to full value awards.

However, the Amended Plan does not allow the shares available for grant under the Amended Plan to be recharged or replenished with shares that:

- are tendered or withheld to satisfy the exercise price of an option,
- are tendered or withheld to satisfy tax withholding obligations for an award,
- are subject to a SAR but are not issued in connection with the stock settlement of the SAR, or
- are purchased by us on the open market with cash proceeds from the exercise of options.

Awards granted under the Amended Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity's merger or consolidation with us (or any of our subsidiaries) or our (or any subsidiary's) acquisition of the entity's property or stock will not reduce the shares available for grant under the Amended Plan.

Provisions of the Amended Plan Relating to Director Compensation

The Amended Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the Amended Plan's limitations. The Board or its authorized committee may modify non-employee director compensation from time to time in the exercise of its business judgment, taking into account factors, circumstances and considerations that it deems relevant from time to time, provided that the sum of any cash or other compensation and the grant date fair value of any equity awards granted as compensation for services as a non-employee director may not exceed $700,000 in any calendar year. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Awards

The Amended Plan provides for the grant of stock options, including ISOs and non-qualified stock options ("NSOs"), SARs, restricted stock, RSUs, performance awards, dividend equivalents, stock payments and deferred stock awards. Certain awards under the Amended Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Amended Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. No Award granted under the Amended Plan may become vested prior to the first anniversary of the date of grant, provided that (i) awards may be made to non-employee directors that vest upon the next annual meeting of shareholders that is at least 50 weeks after the prior annual meeting, (ii) the one-year minimum vesting requirement will not apply to substitute award issued in connection with a corporate transaction or similar event, or to awards delivered in lieu of fully vested cash payments, (iii) the plan administrator may waive such vesting restrictions upon a Change in Control, the holder's death, disability or retirement and (iv) awards that result in the issuance of an aggregate of up to 5% of the shares available for issuance under the Amended Plan may be granted without respect to such minimum vesting provisions.

A brief description of each award type follows.

- **Stock Options.** Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than seven years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and other conditions.

- **Stock Appreciation Rights.** SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciated value of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and other conditions.

- **Restricted Stock.** Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. Upon issuance of restricted stock, recipients generally have the rights of a stockholder with respect to such shares, which generally include the right to receive dividends and other distributions in relation to the award. The terms and conditions applicable to restricted stock will be determined by the plan administrator, subject to the conditions and limitations contained in the Amended Plan.

- **Restricted Stock Units.** RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the Amended Plan.

- **Performance Awards.** Performance awards may be granted on an individual or group basis. Generally, these awards will be based upon the attainment of specific performance goals that are established by the plan administrator and relate to one or more performance criteria on a specified date or dates determined by the plan administrator. Performance awards may be paid in cash, shares or a combination of both. Performance criteria means the criteria (and adjustments) that the plan administrator selects for purposes of establishing the performance goal or performance goals for a participant for a performance period. The performance criteria that may be used to establish performance goals include, but are not limited to, the following: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on stockholders' equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) expenses; (xv) working capital; (xvi) earnings or loss per share; (xvii) adjusted earnings or loss per share; (xviii) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xix) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xx) implementation or completion of critical projects; (xxi) market share; (xxii) economic value; and (xxiii) individual employee performance, any of which may be measured either in absolute terms or as compared to any increase or decrease or as compared to results of a peer group or other employees or to market performance indicators or indices. The performance criteria will be applicable to the organizational level specified by the plan administrator, including, but not limited to, the Company or a unit, division, group or plan of the Company and may be measured either in absolute terms or as compared to any incremental change or as compared to results of a peer group. The plan administrator will define the manner of calculating the performance criteria it selects to use for any performance period applicable to a particular award.

- **Dividend Equivalents.** Dividend equivalents may be granted pursuant to the Amended Plan, except that no dividend equivalents may be payable with respect to options or SARs pursuant to the Amended Plan. A dividend equivalent is the right to receive the equivalent value of dividends paid on shares. Dividend equivalents that are granted by the plan administrator are credited as of dividend payments dates during the period between the date an award is granted and the date such award vests, is exercised, or is distributed or expires, as determined by the plan administrator. Such dividend equivalents are converted to cash or additional shares of the Company's common stock by such formula, at such time and subject to such limitations as may be determined by the plan administrator.

- **Stock Payments.** Stock payments may be granted pursuant to the Amended Plan. A stock payment is a payment in the form of shares of the Company's common stock or an option or other right to purchase shares, as part of a bonus, deferred compensation or other arrangement. The number or value of shares of any stock payment is determined by the plan administrator and may be based on achieving one or more of the performance criteria set forth in the Amended Plan, or other specific criteria determined by the plan administrator. Except as otherwise determined by the plan administrator, shares underlying a stock payment which is subject to a vesting schedule or other conditions set by the plan administrator are not issued until those conditions have been satisfied. Stock payments may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

- **Deferred Stock Units and Other Stock or Cash Based Awards.** In addition to the awards described above, under the Amended Plan the Company may grant cash payments, cash bonus awards, stock payments, stock bonus awards, performance awards or incentive awards that are paid in cash, shares or a combination of both, which may include, without limitation, deferred stock, deferred stock units, performance awards, retainers, committee fees, and meeting-based fees. The plan administrator will determine the terms and conditions of each such award, including any exercise or purchase price, performance criteria and performance goals, transfer restrictions, vesting conditions and other terms and conditions applicable to these awards, which shall be set forth in an award agreement. These awards may be available as a form of payment in the settlement of other awards granted under the Amended Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement, and/or as payment in lieu of compensation to which an individual is otherwise entitled. Certain of these awards may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, and there may be certain tax consequences if the requirements of Section 409A of the Code are not met.

Payment Methods

The plan administrator determines the methods by which payments by any award holder with respect to any awards granted under the Amended Plan may be paid, the form of payment, including, without limitation: (1) cash or check; (2) shares of our common stock issuable pursuant to the award or held for such period of time as may be required by the plan administrator and having a fair market value on the date of delivery equal to the aggregate payments required; (3) delivery of a written or electronic notice that the award holder has placed a market sell order with a broker with respect to shares of our common stock then issuable upon exercise or vesting of an award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to us upon settlement of such sale; or (4) other form of legal consideration acceptable to the plan administrator. However, no participant who is a member of the Board of Directors or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act is permitted to make payment with respect to any awards granted under the Amended Plan, or continue any extension of credit with respect to such payment in any method which would violate the prohibitions on loans made or arranged by the Company as set forth in Section 13(k) of the Exchange Act. Only whole shares of common stock may be purchased or issued pursuant to an award. No fractional shares will be issued and the plan administrator will determine, in its sole discretion, whether cash may be given in lieu of fractional shares or whether such fractional shares will be eliminated by rounding down.

Prohibition on Repricing

Under the Amended Plan, the plan administrator may not, except in connection with equity restructurings and certain other corporate transactions as described below, without the approval of our stockholders, authorize the repricing of any outstanding option or SAR to reduce its price per share, or cancel any option or SAR in exchange for cash or another award when the price per share exceeds the "fair market value" (as that term is defined in the Amended Plan) of an underlying share.

Certain Transactions

In connection with certain corporate transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the Amended Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the Amended Plan and replacing or terminating awards under the Amended Plan. In the event that the successor corporation in a change in control refuses to assume or substitute an award, the award will become fully vested and exercisable upon such transaction, provided that, to the extent the vesting of any award is subject to the satisfaction of specified performance goals, with respect to all open performance periods the award will vest at either (i) the target level of performance, pro-rated based on the period elapsed between the beginning of the applicable performance period and the date of the change of control, or (ii) the actual performance level as of the date of the change of control (as determined by the plan administrator). In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to the Amended Plan and outstanding awards as it deems appropriate to reflect the transaction.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the Amended Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator's consent, pursuant to a domestic relations order or to certain family members and other permitted transferees, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Amended Plan, the plan administrator may, in its discretion, allow a holder to elect to have the Company withhold shares otherwise issuable under an award (or allow the surrender of shares) to satisfy such obligations.

Plan Amendment and Termination

The Board or the Compensation Committee may amend or terminate the Amended Plan at any time; provided, however, that, except to the extent permitted by the Amended Plan in connection with certain changes in capital structure, stockholder approval must be obtained for any amendment to (i) increase the number of shares available under the Amended Plan, (ii) reduce the per share exercise price of any outstanding option or SAR, and (iii) cancel any option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. If our stockholders approve this proposal, then the Amended Plan will remain in effect until December 30, 2032, unless earlier terminated by the Board. If this proposal is not approved, then the 2020 Plan will remain in effect until January 6, 2032, unless earlier terminated by the Board. No awards may be granted under the Amended Plan after its termination.

New Plan Benefits as of December 22, 2022

Except with respect to (i) RSU and DSU awards that will be granted to each non-employee director serving on our Board immediately following this Annual Meeting and (ii) grants promised to new hires who have executed their offer letters but not yet begun employment, both of which are shown in the table below as of December 22, 2022, the number of awards that our named executive officers, directors, other executive officers and other employees may receive under the Amended Plan will be determined in the discretion of our Compensation Committee (or another committee of directors or officers to which such authority has been delegated, including a committee comprised of a single officer, such as our CEO) in the future, and neither our Compensation Committee nor any other committee of directors or officers to which authority has been delegated has made any determination to make future grants to any persons under the Amended Plan as of the date of this Proxy Statement. Therefore, it is not possible to determine the future benefits that will be received by these participants under the Amended Plan, or the benefits that would have been received by such participants if the Amended Plan, as proposed to be amended, had been in effect in the fiscal year ended September 30, 2022.

Name/Category of Individuals	Dollar Value ($)	Number of Stock Options
Kevin S. Crutchfield	—	—
Lorin Crenshaw	—	—
Mary L. Frontczak	—	—
George J. Schuller, Jr.	—	—
James D. Standen	—	—
S. Bradley Griffith	—	—
All current executive officers as a group	—	—
All non-employee directors as a group[1]	945,000	—
All employees, including all current officers who are not executive officers, as a group[2]	106,000	—

(1) Pursuant to our Director Compensation Policy, each non-employee director serving on our Board immediately following this annual meeting will be awarded a RSU or DSU award with a value of $120,000 for each of Mr. Dealy, Mr. Dowling, Jr., Mr. Ford, Mr. Joyce, Ms. Miller and Ms. Walker, and $225,000 for Mr. Reece (determined using the closing market price per share of our common stock on the grant date).

(2) Pursuant to executed offer letter, certain employee has been promised a RSU award with a value of $42,400 and PSU award with a value of $63,600 (determined using the closing market price per share of our common stock on grant date).

The following table sets forth summary information concerning the number of shares of our common stock subject to option grants, performance share grants, RSU grants and DSU grants made under the 2020 Plan to our NEOs, directors and employees as of December 22, 2022.

Name/Category of Individuals	Number of Shares Underlying Option Grants	Number of Performance Shares	Number of Restricted Stock Units	Number of Deferred Stock Units[1]
Named Executive Officers				
Kevin S. Crutchfield	—	194,953	77,733	—
Lorin Crenshaw	—	44,981	24,367	—
Mary L. Frontczak	—	28,909	18,228	—
George J. Schuller, Jr.	—	42,342	25,931	—
James D. Standen	—	31,281	18,866	—
S. Bradley Griffith	—	11,614	9,607	—
All current executive officers as a group	—	342,466	165,125	—
All non-employee directors as a group	—	—	20,600	58,772
Current Director Nominees:				
Jon A. Chisholm				
Richard P. Dealy	—	—	2,080	—
Edward C. Dowling, Jr.	—	—	—	2,447
Eric Ford	—	—	5,733	602
Gareth T. Joyce	—	—	2,740	—
Melissa M. Miller	—	—	2,331	—
Joseph E. Reece	—	—	—	15,888
Shane T. Wagnon				
Lori A. Walker	—	—	1,594	5,420
Each associate of any directors, executive officers or nominees to the Board	—	—	—	—
Each other person who received or is to receive 5% of options, warrants or rights	—	—	—	—
All employees, including all current officers who are not executive officers, as a group	193,892	139,833	236,408	—

(1) Includes both fully-vested DSUs that remain subject to deferral in accordance with the applicable director's deferral election and DSUs with vesting conditions that have not yet been satisfied. Also includes common stock granted to Mr. Dowling, Jr. in the amount of 690 shares.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the Amended Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. **This summary is not intended as tax advice to participants, who should consult their own tax advisors.**

Non-Qualified Stock Options

If an optionee is granted an NSO under the Amended Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee's basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Incentive Stock Options

A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We are not entitled to a tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Other Awards

The current federal income tax consequences of other awards authorized under the Amended Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, deferred stock, performance share awards, performance awards, stock payments, dividend equivalents, cash awards and other incentive awards are generally subject to tax at the time of payment.

Section 409A of the Code

Certain types of awards under the Amended Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the Amended Plan and awards granted under the Amended Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the Amended Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Board Recommendation

 **OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE 2020 INCENTIVE AWARD PLAN.**

AUDIT MATTERS

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Appointment of Our Independent Registered Public Accounting Firm

Ernst & Young audited our annual financial statements for the fiscal year ended September 30, 2022. The Audit Committee has appointed Ernst & Young to be our independent registered accounting firm for the fiscal year ending September 30, 2023, and our stockholders are asked to ratify this appointment at the Annual Meeting. In determining whether to reappoint Ernst & Young, the Audit Committee considered the qualifications, performance and independence of the firm and the audit engagement team, the quality of its discussion with Ernst & Young and the fees charged by Ernst & Young for the quality and breadth of services provided. We expect representatives of Ernst & Young to attend the Annual Meeting. These representatives will be able to make a statement and respond to questions from our stockholders.

Auditor Fees

Auditor fees were principally for audit work performed on our financial statements and internal controls over financial reporting, as well as statutory audits. The following table shows the fees paid or accrued for audit and other services provided by Ernst & Young for the fiscal year ended September 30, 2022, and for 2021 and 2020.

	Fiscal Year Ended September 30, 2022 ($ thousands)	Fiscal Year Ended September 30, 2021 ($ thousands)	Fiscal Year Ended December 31, 2020 ($ thousands)
Audit fees[1]	1,723	1,815	1,528
Audit-related fees[2]	200	16	55
Tax fees[3]	8	0	13
All other fees[4]	0	0	0
Total fees	**1,931**	**1,831**	**1,596**

(1) **Audit fees.** Relates to services associated with the audit of our financial statements, audit of our internal controls over financial reporting, review of our quarterly financial statements and statutory audits required internationally.

(2) **Audit-related fees.** Relates to services for pension and employee benefit plan audits.

(3) **Tax fees.** Relates to tax services, including tax compliance, tax advice and tax planning.

(4) **All other fees.** Relates to services that are not included in audit fees, audit-related fees and tax fees.

Under the Audit Committee charter, the Audit Committee must pre-approve all audit and audit-related services provided by the independent registered accounting firm. Each year, the Audit Committee considers a list of specific services and categories of services for pre-approval for the upcoming or current year. Any non-audit services that were not included in the pre-approved list are required to be pre-approved by the Audit Committee in advance under policies and procedures established by the Audit Committee. The Audit Committee approved all audit, audit-related and tax services provided by the independent registered accounting firm for fiscal 2022, 2021 and 2020.

Vote Required

Stockholders are being asked to ratify the appointment of Ernst & Young as our independent registered accounting firm for fiscal 2023. Although the Audit Committee has the sole authority to appoint our independent auditors, our Board believes that submitting the appointment of Ernst & Young to our stockholders for ratification is a matter of good corporate governance. If our stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered accounting firm. Additionally, even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during fiscal 2023 if it determines that such a change would be in the best interests of us and our stockholders.

The ratification of the Audit Committee's selection of Ernst & Young as our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the shares of common stock present and entitled to vote at the meeting. Abstentions will have the same effect as votes against the ratification.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF ERNST & YOUNG AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2023.**

Report of the Audit Committee

The Audit Committee reviews our financial reporting process on behalf of the Board of Directors and oversees the entire audit function, including the appointment, compensation and oversight of independent registered public accountants. We have engaged Ernst & Young LLP as our independent auditors since 2005. Our management has the primary responsibility for our financial reporting process, policies, principles and internal controls, as well as preparation of our financial statements. Our independent registered public accountants are responsible for performing an audit of our financial statements and expressing an opinion as to the conformity of such financial statements to accounting principles generally accepted in the United States and effectiveness of our internal controls over financial reporting.

In fulfilling its responsibilities, the Audit Committee reviewed and discussed with our management the audited financial statements for the fiscal year ended September 30, 2022, including a discussion of:

● the acceptability and quality of the accounting principles,

● the reasonableness of significant accounting judgments and critical accounting policies and estimates,

● the clarity of disclosures in the financial statements, and

● management's assessment and report on internal control over financial reporting.

The Audit Committee also discussed with the Chief Executive Officer and Chief Financial Officer their respective certifications with respect to our Annual Report on Form 10-K for the fiscal year ended September 30, 2022 and discussed with our management their assessment of our internal controls over financial reporting.

The Audit Committee reviewed with the independent registered public accountants who are responsible for expressing opinions on:

(i)   the conformity of those audited financial statements with generally accepted accounting principles, and

(ii)   the effectiveness of internal controls over financial reporting, their judgments as to the acceptability and quality of our accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and under the standards established by the Public Company Accounting Oversight Board (United States), including those matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board in Release No. 2012-004.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accountants required by applicable requirements of the Public Company Accounting Oversight Board for Independent Auditor Communications with Audit Committees concerning independence and has discussed those disclosures and other matters relating to independence with the independent registered public accountants.

The Audit Committee discussed with our internal auditor and independent registered public accountants the overall scope and plans for their respective audits. The Audit Committee met with the internal auditor and independent registered public accountants, with and without our management present, to discuss the results of their examinations of our internal controls, including controls over the financial reporting process and the overall quality of our financial reporting.

Members of the Audit Committee rely, without independent verification, on the information provided to them and on the representations made by our management and the independent registered public accountants. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of our management and the independent registered public accountants, nor can the Audit Committee certify that the independent registered public accountants are indeed "independent" under applicable rules. The Audit Committee serves a Board-level oversight role in which it provides advice, counsel and direction to our management and the auditors on the basis of the information it receives, discussions with our management and the auditors and the experience of the Audit Committee's members in business, financial and accounting matters.

In reliance on the reviews and discussions with management and with the independent registered public accountants referred to above, and the receipt of an unqualified opinion from Ernst & Young LLP dated December 14, 2022, regarding our audited financial statements for the fiscal year ended September 30, 2022, as well as the opinion of Ernst & Young LLP on the effectiveness of internal controls over financial reporting dated December 14, 2022, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended September 30, 2022, for filing with the SEC.

The Audit Committee

Lori A. Walker, Chair
Richard P. Dealy
Joseph E. Reece
Amy J. Yoder

The foregoing Report of the Audit Committee of the Board of Directors will not be deemed to be soliciting material or be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent we specifically incorporate this information by reference and will not otherwise be deemed to be filed with the SEC under such Acts.

STOCK OWNERSHIP

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information provided to us with respect to beneficial ownership of shares of our common stock as of December 22, 2022 for:


(i)   each person who is known by us to own beneficially more than 5% of our outstanding shares of common stock,

(ii)   each current director and nominee for director,

(iii)   each NEO, and

(iv)   all of our current directors and executive officers as a group.


Name and Address of Beneficial Owner	Shares Beneficially Owned[1]	
	Number	Percent
5% STOCKHOLDERS		
Koch Industries, Inc.[2] 4111 East 37th Street North Wichita, Kansas 67220	7,034,609	17.15%
BlackRock, Inc.[3] 55 East 52nd Street New York, New York 10055	5,625,049	13.71%
The Vanguard Group[4] 100 Vanguard Boulevard Malvern, Pennsylvania 19355	3,438,828	8.38%
State Street Corporation[5] State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	2,329,050	5.68%
DIRECTORS AND NAMED EXECUTIVE OFFICERS[6]		
Jon A. Chisholm	—	*
Lorin Crenshaw	6,684	*
Kevin S. Crutchfield	371,858	*
Richard P. Dealy	—	*
Edward C. Dowling, Jr.	709	*
Eric Ford	18,886	*
Mary L. Frontczak	17,511	*
S. Bradley Griffith	—	*
Gareth T. Joyce	2,740	*
Melissa M. Miller	—	*
Joseph E. Reece	30,488	*
George J. Schuller, Jr.	43,987	*
James D. Standen	68,843	*
Shane T. Wagnon	—	*
Lori A. Walker	16,090	*
Paul S. Williams	23,717	*
Amy J. Yoder	17,583	*
All current directors and executive officers as a group (16 persons)[6]	619,096	1.51%

*   Each having less than 1% of our issued and outstanding common stock.

(1)   For purposes of this table, information as to the percentage of shares beneficially owned is calculated based on 41,023,566 shares of our common stock outstanding on December 22, 2022. The amounts and percentages of common stock beneficially owned are reported as determined by SEC rules and include voting or investment power with respect to the shares on the basis of SEC rules governing the determination of beneficial ownership of securities. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

(2)   Based on a Schedule 13D filed by Koch Industries, Inc. ("Koch Industries") on October 21, 2022 for October 18, 2022, disclosing that Koch Industries has sole voting power over 7,034,609 shares of our common stock, shared voting power over 0 shares of our common stock, sole dispositive power over 7,034,609 shares of our common stock and shared dispositive power over 0 shares of our common stock, which represented in aggregate 17.15% of our common stock at the time of filing. The Schedule 13D reports that beneficial owner subsidiaries of the parent holding company are KM&T Investment Holdings, LLC, Koch Minerals & Trading, LLC and Koch Solutions, LLC.

(3)   Based on a Schedule 13G Information Statement filed by BlackRock, Inc. on June 9, 2022 for May 31, 2022, disclosing that BlackRock, Inc. has sole voting power over 5,594,212 shares of our common stock, shared voting power over 0 shares of our common stock, sole dispositive power over 5,625,049 shares of our common stock and shared dispositive power over 0 shares of our common stock, which represented in aggregate 13.71% of our common stock at the time of filing. The Schedule 13G reports that beneficial owner subsidiaries of the parent holding company are BlackRock Life Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Asset Management Ireland Limited, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc., BlackRock (Luxembourg) S.A., BlackRock Fund Managers Ltd., BlackRock Asset Management Schweiz AG and BlackRock Investment Management, LLC.

(4)   Based on a Schedule 13G/A Information Statement filed by The Vanguard Group on February 8, 2022 for December 31, 2021, disclosing that The Vanguard Group has sole voting power over 0 shares of our common stock, shared voting power over 64,470 shares of our common stock, sole dispositive power over 3,345,027 shares of our common stock and shared dispositive power over 93,801 shares of our common stock, which represented in aggregate 8.38% of our common stock at the time of filing. The Schedule 13G/A reports that beneficial owner subsidiaries of the parent holding company are Vanguard Asset Management, Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisors, LLC, Vanguard Group (Ireland) Limited, Vanguard Investments Australia, Ltd, Vanguard Investments Canada Inc., Vanguard Investments Hong Kong Limited and Vanguard Investments UK, Limited.

(5)   Based on a Form 13F-HR filed by State Street Corporation on November 15, 2022 for September 30, 2022, disclosing that State Street Corporation has sole voting power over 2,247,757 shares of our common stock, shared voting power over 195 shares of our common stock, and beneficially owned 2,329,050 shares of our common stock, which represented in aggregate 5.68% of our common stock at the time of filing.

(6)   For our NEOs and executive officers, the number of shares beneficially owned includes beneficial ownership of stock options that were exercisable as of December 22, 2022 or within 60 days thereafter (as listed below), RSUs that vest within 60 days of December 22, 2022 (as listed below), 100% (the target level) of the rTSR PSUs that are due to vest in January 2023 (as listed below) and shares of our common stock held in employees' 401(k) accounts. For our directors, the number of shares beneficially owned includes RSUs that vest within 60 days of December 22, 2022 (as listed below) and DSUs, including DSUs that vest within 60 days of December 22, 2022 (as listed below).

Directors and Named Executive Officers	Stock Options	RSUs and PSUs	DSUs
Lorin Crenshaw	—	—	—
Kevin S. Crutchfield	252,245	65,270	—
Jon A. Chisholm	—	—	—
Richard P. Dealy	—	—	—
Edward C. Dowing, Jr.	—	—	19
Eric Ford	—	1,594	3,541
Mary L. Frontczak	—	10,877	—
S. Bradley Griffith	—	—	—
Gareth T. Joyce	—	2,125	—
Melissa M. Miller	—	—	—
Joseph E. Reece	—	—	19,488
George J. Schuller, Jr.	—	22,706	—
James D. Standen	23,226	16,261	—
Shane T. Wagnon	—	—	—
Lori A. Walker	—	1,594	10,661
Paul S. Williams	—	—	22,288
Amy J. Yoder	—	1,594	9,265
All current directors and executive officers as a group (16 persons)	275,471	122,021	65,262

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our outstanding common stock to file with the SEC reports of their ownership of our common stock and furnish us with copies of these reports.

Based solely on a review of the copies of the reports furnished to us and written representations from our directors and executive officers that no additional reports were required, we believe that during fiscal 2022 all of our directors and executive officers complied with all applicable Section 16(a) filing requirements on a timely basis, with the following exception. A late Form 4 was filed for Mr. Rothwell related to common stock issued on February 24, 2022 as director compensation due to administrative error.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

2023 Annual Meeting of Stockholders

			
WHEN	**VIRTUAL MEETING**	**RECORD DATE**	**VOTING**
Wednesday, February 15, 2023, 12:00 p.m., Central time	www.virtualshareholdermeeting. com/CMP2023	Only stockholders of record as of the close of business on December 22, 2022, may vote	Stockholders of record are entitled to one vote per share of common stock

What is the purpose of the Annual Meeting?

The purpose of the Annual Meeting is to consider and act upon the following proposals:

Items of business
1   Elect 10 director nominees, each for a one-year term
2   Approve, on an advisory basis, the compensation of our named executive officers
3   Approve, on an advisory basis, the frequency of advisory approval of the compensation of our named executive officers
4   Approve an amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan
5   Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2022
6   Consider any other business that may properly come before the meeting and any postponement or adjournment of the meeting

Members of our management team and representatives of Ernst & Young are expected to attend the Annual Meeting and be available to respond to questions from stockholders.

Who may attend the Annual Meeting?

All our stockholders as of the record date, December 22, 2022, may attend the Annual Meeting.

Who is entitled to vote?

The record date for the meeting was December 22, 2022. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date, there were 41,023,566 shares of our common stock outstanding.

Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials instead of printed proxy materials?

In accordance with rules adopted by the SEC, we have elected to provide access to our proxy materials over the internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our stockholders. The Notice of Internet Availability explains how all stockholders can access the proxy materials on the internet or request to receive a printed set of the proxy materials. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email in future years. Our proxy materials are also available on our website at www.compassminerals.com.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials or proxy card?

You will receive more than one Notice of Internet Availability or proxy card if your shares are held in more than one account at our transfer agent or with banks or brokers. Please be sure to vote all of your shares.

How can I request and receive a paper or email copy of the proxy materials?

You may request and receive a paper or email copy of the proxy materials at no cost in one of the following ways:

 www.proxyvote.com

 scan the QR code

 1-800-579-1639

 sendmaterial@proxyvote.com

In each case, you will need your 16-digit control number included on your Notice of Internet Availability to request the materials.

How do I vote if my shares are held in "street name"?

If your shares are held by a bank or brokerage firm, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, the Notice of Internet Availability is being forwarded to you by your bank or brokerage firm (the "record holder"). If you request printed copies of the proxy materials by mail, you will receive a voting instruction form from the record holder.

As a beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to follow your instructions. If you do not give instructions to your bank or brokerage firm, it will only be entitled to vote your shares with respect to Proposal 5—to ratify the appointment of Ernst & Young as our independent registered accounting firm for fiscal 2023—and will not be permitted to vote your shares with respect to Proposals 1 through 4. If you do not give voting instructions and your record holder cannot vote your shares, your shares will be considered "broker non-votes." It is important that you vote or direct the voting of your stock to ensure your shares are counted.

As the beneficial owner of shares, you are invited to attend the Annual Meeting. You will need the 16-digit control number included on your Notice of Internet Availability, on your proxy card or on the instructions that accompanied your proxy materials to attend or vote at the Annual Meeting.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, via webcast or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the Annual Meeting?

If a quorum is not present at the scheduled time of the Annual Meeting, a majority vote of the stockholders who are represented at the meeting may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken and no other notice will be given unless the adjourned meeting is more than 30 days later or a new record date is fixed.

How do I attend, participate in and vote during the Annual Meeting?

The Annual Meeting will be accessible through the internet. We will be holding the annual meeting via live webcast at www.virtualshareholdermeeting.com/CMP2023.

We have worked to offer the same participation opportunities as were provided at our past in-person meetings while making participation available to all stockholders with internet connectivity, regardless of their location.

To be admitted and to participate in the Annual Meeting at www.virtualshareholdermeeting.com/CMP2023, you will need the 16-digit control number included on your Notice of Internet Availability, your proxy card or the instructions that accompanied your proxy materials. Shares held in your name as the stockholder of record may be voted electronically during the Annual Meeting. Shares for which you are the beneficial owner but not the stockholder of record also may be voted electronically during the Annual Meeting. However, even if you plan to attend the Annual Meeting, we recommend that you vote your shares in advance, so that your vote will be counted if your plans change.

This year's stockholder question and answer session will include questions submitted in advance of the Annual Meeting and questions submitted live during the Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your 16-digit control number. Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/CMP2023.

What if I do not return my proxy and do not attend the Annual Meeting?

If you are a record holder (that is, your shares are registered in your own name with our transfer agent) and you do not vote your shares, your shares will not be voted at the Annual Meeting.

If you hold your shares in "street name," and you do not give your bank, broker, or other holder of record specific voting instructions for your shares at the Annual Meeting, your record holder can vote your shares on the ratification of the independent registered accounting firm (Proposal 5). However, your record holder cannot vote your shares without your specific instructions on the other proposals (Proposals 1, 2, 3 and 4), so it is important that you provide such voting instructions.

How to Vote

Stockholders of Record

Have your Notice or proxy card in hand and follow the instructions.

 **BY TELEPHONE** Dial toll-free, 24/7, 1-800-690-6903

 **BY INTERNET** Visit, 24/7, www.proxyvote.com

 **BY MAIL** Complete, date and sign your proxy card and send by mail in the enclosed postage-paid envelope

 **BY MOBILE DEVICE** Scan the QR code

 **ONLINE DURING THE ANNUAL MEETING** Vote online during the Annual Meeting at www.virtualshareholdermeeting.com/CMP2023

The deadline to vote by phone or electronically is 11:59 p.m. Eastern Time on February 14, 2023. If you vote by phone or electronically, you do not need to return a proxy card.

Beneficial Owners

If you are a beneficial owner and your shares are held by a bank, broker or other nominee, you should follow the instructions provided to you by that firm. Although most banks and brokers now offer voting by mail, telephone and on the Internet, availability and specific procedures will depend on their and specific procedures will depend on their voting arrangements.

Who will count the votes?

Broadridge Financial Services, Inc. will tabulate the votes.

How does the Board of Directors recommend I vote on the proposals?

Our Board recommends that you vote:

Agenda Item	Board Recommendation	Page Reference
1 Elect 10 director nominees, each for a one-year term	✓ **FOR** each Director Nominee	**18**
2 Approve, on an advisory basis, the compensation of our named executive officers	✓ **FOR**	**42**
3 Approve, on an advisory basis, the frequency of advisory approval of the compensation of our named executive officers	✓ **ONE YEAR**	**43**
4 Approve an amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan	✓ **FOR**	**82**
5 Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2023	✓ **FOR**	**91**

What if I return a signed proxy card but do not specify how my shares are to be voted?

If you grant your proxy but do not provide voting instructions, the individuals designated as your proxies will vote your shares as follows:

Agenda Item	Your Vote Will Be Considered Cast as
1 Elect 10 director nominees, each for a one-year term	✓ **FOR** each Director Nominee
2 Approve, on an advisory basis, the compensation of our named executive officers	✓ **FOR**
3 Approve, on an advisory basis, the frequency of advisory approval of the compensation of our named executive officers	✓ **ONE YEAR**
4 Approve an amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan	✓ **FOR**
5 Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2023	✓ **FOR**

Will any other business be conducted at the Annual Meeting?

We know of no other business that will be presented at the Annual Meeting. However, if any other matter properly comes before the stockholders for a vote at the Annual Meeting, the proxy holders will vote your shares in accordance with their best judgment.

What happens if a nominee is unable to stand for election?

If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee.

What are the voting requirements to approve each of the proposals, and how will broker non-votes and abstentions be treated?

	Agenda Item	Votes Required	Abstentions	Broker Non-Votes
1	Elect 10 director nominees, each for a one-year term	Affirmative vote of a majority of the votes cast (number of votes cast **FOR** exceeds the votes cast **AGAINST**)	No effect	Not taken into account
2	Approve, on an advisory basis, the compensation of our named executive officers	Affirmative vote of a majority of the shares present	Counted as **AGAINST**	Not taken into account
3	Approve, on an advisory basis, the frequency of advisory approval of the compensation of our named executive officers	Plurality of the votes cast	No effect	Not taken into account
4	Approve an amendment to the Compass Minerals International, Inc. 2020 Incentive Award Plan	Affirmative vote of a majority of the votes cast (number of votes cast **FOR** exceeds the votes cast **AGAINST**)	No effect	Not taken into account
5	Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2022	Affirmative vote of a majority of the shares present	Counted as **AGAINST**	Not applicable

Where can I find the voting results of the Annual Meeting?

We plan to announce preliminary voting results at the Annual Meeting and to publish final results in a Current Report on Form 8-K filed with the SEC no later than February 21, 2023. After the Form 8-K is filed, you may obtain a copy by visiting our website.

ADDITIONAL FILINGS AND INFORMATION

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding our stock, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our proxy materials until one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to vote their shares separately.

Stockholders who hold shares in "street name" may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding. If you wish to revoke a consent to householding obtained by a broker, dealer or bank that holds shares for your account, you may do so by calling Broadridge, toll-free at 1-800-542-1061. You will need your 16-digit control number. You may also write to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717, or contact your broker, bank or other intermediary.

 **Broadridge Householding Department**
51 Mercedes Way
Edgewood, New York 11717

 **toll-free 1-800-542-1061**

If you are a stockholder of record and receive a single set of proxy materials as a result of householding, and you would like to have separate copies of our proxy materials mailed to you, please submit a request to:

 **Compass Minerals International, Inc.**
Attention: Secretary
9900 West 109th Street, Suite 1
Overland Park, Kansas 66210

 **1-913-344-9200**

We will promptly send you what you have requested. However, please note that if you want to receive a paper proxy or voting instruction form or other proxy materials for purposes of the Annual Meeting, follow the instructions included in the Notice of Internet Availability that was sent to you. You can also contact us at the address above if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

Our SEC filings are available without charge through our website at www.compassminerals.com. Additional copies of the Company's Annual Report to Stockholders are available upon a written request to:

 **Compass Minerals International, Inc.**
Attention: Secretary
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

Proxy Solicitation

We will bear the entire cost of this proxy solicitation. We have retained a proxy solicitation firm, Innisfree M&A Incorporated, to help our Board solicit proxies. We expect to pay approximately $17,500 plus out-of-pocket expenses for their help. Solicitation of proxies is also being made by management at the direction of our Board, without additional compensation, through the mail, in person or by telephone. We will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request.

Stockholder Proposals and Nominations for Our 2023 Annual Meeting

Any stockholder who intends to present a proposal or submit a nominee for election to our Board at our 2024 annual meeting of stockholders must deliver the proposal or nomination notice to:



Compass Minerals International, Inc.
Attention: Secretary
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act must be received no later than September 5, 2023 and satisfy the requirements of Rule 14a-8 in order to be included in our Proxy Statement for our 2024 annual meeting.

Stockholder proposals not made under Rule 14a-8 and stockholder notices for nominations not to be included in our annual Proxy Statement must be received between October 18, 2023, and November 17, 2023, and satisfy the requirements of our Bylaws in order to be presented at our 2024 annual meeting. However, if the 2024 annual meeting is held more than 30 days before or after the anniversary of the 2023 annual meeting, then to be timely the stockholder's notice must be delivered not earlier than the close of business on the 120th day prior to the 2024 annual meeting and not later than the close of business on the 90th day prior to the 2024 annual meeting or, if later, the 10th day following the day on which we first make a public announcement or disclosure of the date of such meeting.

Stockholder notices for nominations to be included in our annual Proxy Statement pursuant to our Bylaws must be submitted to the Secretary between August 6, 2023, and September 5, 2023, in order to be included in our Proxy Statement for our 2024 annual meeting. The notice must set forth the information required for nominations not intended for inclusion in our Proxy Statement along with other information required by the proxy access provisions of our Bylaws. However, if the 2024 annual meeting is not scheduled to be held more than 30 days before or after the anniversary of the 2023 annual meeting, then the stockholder's nomination notice must be delivered by the later of the close of business on the 180th day prior to the 2024 annual meeting or the 10th day following the day on which we first make a public announcement or disclosure of the date of such meeting.

By Order of the Board of Directors,

January 3, 2023

Mary L. Frontczak
Chief Legal and Administrative Officer and
Corporate Secretary

APPENDIX A   SECOND AMENDMENT TO THE COMPASS MINERALS INTERNATIONAL, INC. 2020 INCENTIVE AWARD PLAN

This Second Amendment (this "Second Amendment") to the Compass Minerals International, Inc. 2020 Incentive Award Plan (the "Plan") is adopted by the Board of Directors (the "Board") of Compass Minerals International, Inc., a Delaware corporation (the "Company"), on December 30, 2022.

Recitals

A.   The Company currently maintains the Plan.

B.   Pursuant to Section 12.1 of the Plan, the Board has the authority to amend the Plan to increase the maximum number of Shares (as defined in the Plan) which may be issued under the Plan, subject to approval of the Company's stockholders within twelve (12) months of such action.

C.   The Board believes it to be in the best interest of the Company to amend the Plan to (i) increase the shares of common stock of the Company reserved thereunder and (ii) extend the Expiration Date (as defined in the Plan) until the tenth anniversary of the date this Second Amendment is approved by the Board.

Amendment

1.   The first sentence of Section 3.1(a) of the Plan is hereby amended and restated in its entirety to read as follows:

"Subject to adjustment as provided in Section 12.2, an aggregate number of Shares equal to the sum of (i) 8,100,000 Shares and (ii) any Shares which as of the Effective Date are available for issuance under the Compass Minerals International, Inc. 2015 Incentive Award Plan, as amended (the "2015 Plan") shall be authorized for grant under the Plan; provided, that, subject to adjustment as provided in Section 12.2, no more than a total of 8,100,000 Shares shall be authorized for grant as Incentive Stock Options."

2.   The first sentence of Section 12.1(b) of the Plan is hereby amended and restated in its entirety to read as follows:

"No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Award be granted under the Plan after December 30, 2032 (the "Expiration Date")."

3.   This Second Amendment shall be and hereby is incorporated in and forms a part of the Plan. Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.

4.   This Second Amendment shall be effective as of the date that it is approved by the Company's stockholders, provided that such approval is obtained within twelve (12) months of the date first written above.

* * * * *

COMPASS MINERALS INTERNATIONAL, INC. 2020 INCENTIVE AWARD PLAN

Article 1.

Purpose

The purpose of the Compass Minerals International, Inc. 2020 Incentive Award Plan (as it may be amended or restated from time to time, the "Plan") is to promote the success and enhance the value of Compass Minerals International, Inc., a Delaware corporation (the "Company") by linking the individual interests of Directors, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Directors, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

Article 2.

Definitions and Construction

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1   "**Administrator**" means the Board or a Committee to the extent that the Board's powers or authority under the Plan have been delegated to such Committee. For purposes of the grant and administration of Awards to Non-Employee Directors under the Plan, the Board shall be the Administrator for purposes of such Awards.

2.2   "**Applicable Law**" means any applicable law, including, without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.3   "**Award**" means an Option, a Stock Appreciation Right, a Restricted Stock award, a Restricted Stock Unit award, an Other Stock or Cash Based Award or a Dividend Equivalent award, which may be awarded or granted under the Plan.

2.4   "**Award Agreement**" means any written agreement, contract or other instrument or document evidencing an Award, including through electronic medium, that contains such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.

2.5   "**Board**" means the Board of Directors of the Company.

2.6   "**Change of Control**" means and includes each of the following:

(a)   A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries, or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b)   The date a majority of the members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or

(c)   The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)   which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii)   after which no person or group beneficially owns voting securities representing fifty percent (50%) or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.6(c)(ii) as beneficially owning fifty percent (50%) or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Notwithstanding the foregoing, if a Change of Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change of Control for purposes of the payment timing of such Award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change of Control has occurred pursuant to the above definition, the date of the occurrence of such Change of Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change of Control is a "change in control event" as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.7   "**Code**" means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

2.8   "**Committee**" means the Compensation Committee of the Board, or another committee or subcommittee of the Board which may be comprised of one or more Directors and/or executive officers of the Company as appointed by the Board, to the extent permitted in accordance with Applicable Law.

2.9   "**Common Stock**" means the common stock of the Company.

2.10   "**Company**" shall have the meaning set forth in Article 1.

2.11   "**Consultant**" means any consultant or adviser engaged to provide services to the Company or any parent of the Company or Subsidiary who qualifies as a consultant or advisor under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

2.12   "**Director**" means a member of the Board, as constituted from time to time.

2.13   "**Director Limit**" shall have the meaning set forth in Section 4.6.

2.14   "**Dividend Equivalent**" means a right granted to a Participant to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

2.15   "**Effective Date**" means the date the Plan is adopted by the Company's stockholders.

2.16   "**Eligible Individual**" means any person who is an Employee, a Consultant or a Non-Employee Director, as determined by the Administrator.

2.17   "**Employee**" means any employee (including an officer) employed by the Company or any Subsidiary.

2.18   "**Equity Restructuring**" means, as determined by the Administrator, a non-reciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, or other large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per-share value of the Common Stock underlying outstanding Awards.

2.19   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time.

2.20   "**Fair Market Value**" means, as of any given date, the value of a share of Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, the closing market price at which a Share shall have been sold on the date of the Award, or on the next trading day if such date was not a trading date, as reported on such established stock exchange, or (ii) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in *The Wall Street Journal* or another source the Administrator deems reliable; or (c) without an established market for the Common Stock, Fair Market Value will be determined by such other method as the Administrator determines in good faith to be reasonable and in compliance with Section 409A.

2.21   "**Full Value Award**" means any Award that is settled in Shares other than: (a) an Option, (b) a Stock Appreciation Right or (c) any other Award for which the Participant pays the intrinsic value existing as of the date of grant (whether directly or by forgoing a right to receive a payment from the Company or any Subsidiary).

2.22 "**Greater Than 10% Stockholder**" means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).

2.23 "**Incentive Stock Option**" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.24 "**Non-Employee Director**" means a Director who is not an Employee.

2.25 "**Non-Employee Director Equity Compensation Policy**" shall have the meaning set forth in Section 4.6.

2.26 "**Non-Qualified Stock Option**" means an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.

2.27 "**Option**" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified exercise price during specified time periods. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option.

2.28 "**Other Stock or Cash Based Award**" means a cash payment, cash bonus award, stock payment, stock bonus award, performance award or incentive award that is paid in cash, Shares or a combination of both, awarded under Section 9.1, which may include, without limitation, deferred stock, deferred stock units, performance awards, retainers, committee fees, and meeting-based fees.

2.29 "**Participant**" means an Eligible Individual who has been granted an Award pursuant to the Plan.

2.30 "**Performance Criteria**" means the criteria (and adjustments) that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that may be used to establish Performance Goals include, but are not limited to, the following: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on stockholders' equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) expenses; (xv) working capital; (xvi) earnings or loss per share; (xvii) adjusted earnings or loss per share; (xviii) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xix) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xx) implementation or completion of critical projects; (xxi) market share; (xxii) economic value; and (xxiii) individual employee performance, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or other employees or to market performance indicators or indices. The Performance Criteria shall be applicable to the organizational level specified by the Administrator, including, but not limited to, the Company or a unit, division, group or plan of the Company and may be measured either in absolute terms or as compared to any incremental change or as compared to results of a peer group. The Administrator shall define the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

2.31 "**Performance Goals**" means, for a Performance Period, one or more goals established in writing by the Administrator for the Performance Period based upon one or more Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual, and may be measured either in absolute terms or as compared to any incremental change or as compared to results of a peer group. The Committee, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.32 "**Performance Period**" means the one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, vesting of, and/or the payment in respect of, an Award.

2.33 "**Permitted Transferee**" means, with respect to a Participant, any "family member" of the Participant, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.34 "**Plan**" means this Compass Minerals International, Inc. 2020 Incentive Award Plan, as may be amended from time to time.

2.35 "**Prior Plans**" means the Compass Minerals International, Inc. 2015 Incentive Award Plan, as amended and the Compass Minerals International, Inc. 2005 Incentive Award Plan, as amended.

2.36 "**Restricted Stock**" means Common Stock awarded to a Participant under Article 7 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.37 "**Restricted Stock Units**" means the right to receive Shares awarded under Article 8.

2.38 "**Section 409A**" means Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.

2.39 "**Securities Act**" means the Securities Act of 1933, as amended.

2.40 "**Shares**" means shares of Common Stock.

2.41 "**Stock Appreciation Right**" means an Award entitling the Participant (or other person entitled to exercise pursuant to the Plan) to exercise all or a specified portion thereof (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying (i) the difference obtained by subtracting (x) the exercise price per share of such Award from (y) the Fair Market Value on the date of exercise of such Award by (ii) the number of Shares with respect to which such Award shall have been exercised, subject to any limitations the Administrator may impose.

2.42 "**Subsidiary**" means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.43 "**Substitute Award**" means an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

2.44 "**Termination of Service**" means the date the Participant ceases to be an Eligible Individual. The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service for purposes of the Plan, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for cause and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of any Award Agreement or otherwise, or as otherwise required by Applicable Law, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Service only if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then-applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Participant's employee-employer relationship or consultancy relations shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Participant ceases to remain an Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

Article 3.

Shares Subject to the Plan

3.1   <u>Number of Shares.</u>

(a)   Subject to adjustment as provided in Section 12.2, an aggregate number of Shares equal to the sum of: (i) 2,850,000 Shares and (ii) any Shares which as of the Effective Date are available for issuance under the Compass Minerals International, Inc. 2015 Incentive Award Plan, as amended (the "<u>2015 Plan</u>") shall be authorized for grant under the Plan; <u>provided</u>, that, subject to adjustment as provided in Section 12.2, no more than a total of 2,850,000 Shares shall be authorized for grant as Incentive Stock Options. Any Shares that are subject to Awards that are not Full Value Awards shall be counted against this limit as one (1) Share for every one (1) Share granted. Any Shares that are subject to Full Value Awards shall be counted against this limit as two (2) Shares for every one (1) Share granted. After the Effective Date, no awards may be granted under any Prior Plan, however, any awards under any Prior Plan that are outstanding as of the Effective Date shall continue to be subject to the terms and conditions of such Prior Plan. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market.

(b)   After the Effective Date, if any Shares subject to an Award or an award under any Prior Plan are forfeited or expire, or such Award or award under the Prior Plan is terminated without issuance of Shares or is settled for cash (in whole or in part) (including Shares repurchased by the Company under Section 7.4 at the same price paid by the Holder), the Shares subject to such Award or award under the Prior Plan shall, to the extent of such forfeiture, expiration, termination or cash settlement, again be available for future grants of Awards under the Plan, in accordance with Section 3.1(d) below. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 3.1(a) and shall not be available for future grants of Awards: (i) Shares tendered by a Holder or withheld by the Company in payment of the exercise price of an Option; (ii) Shares tendered by the Holder or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; (iii) Shares subject to a Stock Appreciation Right or other stock-settled Award (including Awards that may be settled in cash or stock) that are not issued in connection with the settlement or exercise, as applicable, of the Stock Appreciation Right or other stock-settled Award; and (iv) Shares purchased on the open market by the Company with the cash proceeds received from the exercise of Options. Any Shares repurchased by the Company under Section 7.4 at the same price paid by the Holder so that such Shares are returned to the Company shall again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(c)   Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards shall not reduce the Shares authorized for grant under the Plan, except as may be required by reason of Section 422 of the Code, and Shares subject to such Substitute Awards shall not be added to the Shares available for Awards under the Plan as provided in Section 3.1(b) above. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided in Section 3.1(b) above); <u>provided</u> that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.

(d)   Any Shares that again become available for grant pursuant to this Section 3.1 shall be added back as: (i) one (1) Share if such Shares were subject to an Award that is not a Full Value Award granted under the Plan or a similar full value award granted under any Prior Plan, and (ii) as two (2) Shares if such Shares were subject to Awards that are Full Value Awards or similar full value awards under any of the Prior Plans.

3.2   <u>Award Vesting Limitations.</u> Notwithstanding any other provision of the Plan to the contrary, but subject to Section 12.2, no Award (or portion thereof) granted under the Plan shall vest earlier than the first anniversary of the date the Award is granted; <u>provided</u>, <u>however</u>, that, notwithstanding the foregoing, the minimum vesting requirement of this Section 3.2 shall not apply to: (a) any Substitute Awards, (b) any Awards delivered in lieu of fully-vested Cash-Based Awards (or other fully-vested cash awards or payments), (c) any Awards to Non-Employee Directors for which the vesting period runs from the date of one annual meeting of the Company's stockholders to the next annual meeting of the Company's stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, or (d) any other Awards granted by the Administrator from time to time that result in the issuance of an aggregate of up to 5% of the Shares available for issuance under Section 3.1 as of the Effective Date, subject to adjustment as provided in Section 12.2; <u>provided</u> that, that the foregoing restrictions do not apply to the Administrator's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of a Participant's Termination of Service, death or disability or a Change in Control, in the terms of the Award Agreement or otherwise.

Article 4.

Granting of Awards

4.1   <u>**Participation.**</u> Persons eligible to participate in this Plan are Eligible Individuals, as determined by the Administrator. The Administrator may, from time to time, select from among all Eligible Individuals those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. Except for any Non-Employee Director's right to Awards that may be required pursuant to the Non-Employee Director Equity Compensation Policy as described in Section 4.6, no Eligible Individual or other person shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Participants or any other persons uniformly. Participation by each Participant in the Plan shall be voluntary and nothing in the Plan shall be construed as mandating that any Eligible Individual or other person shall participate in the Plan.

4.2   <u>**Award Agreement.**</u> Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations for such Award as determined by the Administrator in its sole discretion (consistent with the requirements of the Plan). Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code. The Administrator, in its sole discretion, may grant Awards to Eligible Individuals that are based on one or more Performance Criteria or achievement of one or more Performance Goals or any such other criteria or goals as the Administrator shall establish.

4.3   <u>**Limitations Applicable to Section 16 Persons.**</u> Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

4.4   <u>**At-Will Service.**</u> Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

4.5   <u>**Foreign Participants.**</u> Notwithstanding any provision of the Plan to the contrary, in order to comply with the Applicable Laws or requirements of any foreign securities exchange in countries other than the United States in which the Company and its Subsidiaries operate or have Employees, Non-Employee Directors or Consultants, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with Applicable Law (including, without limitation, applicable foreign laws or listing requirements of any foreign securities exchange); (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to this Plan as appendices); <u>provided</u>, <u>however</u>, that no such subplans and/or modifications shall increase the share limitation contained in Section 3.1 or the Director Limit; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law, or governing statute or any other applicable law.

4.6   <u>**Non-Employee Director Awards.**</u>

     (a)   <u>**Non-Employee Director Equity Compensation Policy.**</u> The Administrator, in its sole discretion, may provide that Awards granted to Non-Employee Directors shall be granted pursuant to a written nondiscretionary formula established by the Administrator (the "Non-Employee Director Equity Compensation Policy"), subject to the limitations of the Plan.

The Non-Employee Director Equity Compensation Policy shall set forth the type of Award(s) to be granted to Non-Employee Directors, the number of Shares to be subject to Non-Employee Director Awards, the conditions on which such Awards shall be granted, become exercisable and/or payable and expire, and such other terms and conditions as the Administrator shall determine in its sole discretion. The Non-Employee Director Equity Compensation Policy may be modified by the Administrator from time to time in its sole discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time.

(b) **Director Limit.** Notwithstanding any provision to the contrary in the Plan or in the Non-Employee Director Equity Compensation Policy, the sum of the grant date fair value of equity-based Awards and the amount of any cash-based Awards or other fees granted to a Non-Employee Director during any calendar year shall not exceed $700,000 (the "Director Limit"). The Administrator may make exceptions to this limit for individual Non-Employee Directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving Non-Employee Directors.

Article 5.

Granting of Options and Stock Appreciation Rights

5.1 **Granting of Options and Stock Appreciation Rights to Eligible Individuals.** The Administrator is authorized to grant Options and Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan, including any limitations in the Plan that apply to Incentive Stock Options.

5.2 **Qualification of Incentive Stock Options.** The Administrator may grant Options intended to qualify as Incentive Stock Options only to employees of the Company, any of the Company's present or future "parent corporations" or "subsidiary corporations" as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Participant during any calendar year under the Plan, and all other plans of the Company and any parent corporation or subsidiary corporation thereof (as defined in Section 424(e) and 424(f) of the Code, respectively), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the immediately preceding sentence shall be applied by taking Options and other "incentive stock options" into account in the order in which they were granted and the fair market value of stock shall be determined as of the time the respective options were granted. Any interpretations and rules under the Plan with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. Neither the Company nor the Administrator shall have any liability to a Participant, or any other person, (a) if an Option (or any part thereof) which is intended to qualify as an Incentive Stock Option fails to qualify as an Incentive Stock Option or (b) for any action or omission by the Company or the Administrator that causes an Option not to qualify as an Incentive Stock Option, including, without limitation, the conversion of an Incentive Stock Option to a Non-Qualified Stock Option or the grant of an Option intended as an Incentive Stock Option that fails to satisfy the requirements under the Code applicable to an Incentive Stock Option.

5.3 **Option and Stock Appreciation Right Exercise Price.** The exercise price per Share subject to each Option and Stock Appreciation Right shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value of a Share on the date the Option or Stock Appreciation Right, as applicable, is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Section 424 and 409A of the Code.

5.4 **Option and SAR Term.** The term of each Option and the term of each Stock Appreciation Right shall be set by the Administrator in its sole discretion; provided, however, that the term of each such Option and Stock Appreciation Right, as applicable, shall not be more than (a) seven (7) years from the date the Option or Stock Appreciation Right, as applicable, is granted to an Eligible Individual (other than a Greater Than 10% Stockholder), or (b) five (5) years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder or the first sentence of this Section 5.4 and without limiting the Company's rights under Section 10.7, the Administrator may extend the term of any outstanding Option or Stock Appreciation Right, and may extend the time period during which vested Options or Stock Appreciation Rights may be exercised, in connection with any Termination of Service of the Participant or otherwise, and may amend, subject to Section 10.7 and 12.1, any other term or condition of such Option or Stock Appreciation Right relating to such Termination of Service of the Participant or otherwise.

5.5   **Option and SAR Vesting.** The period during which the right to exercise, in whole or in part, an Option or Stock Appreciation Right vests in the Participant shall be set by the Administrator and set forth in the applicable Award Agreement, subject to Section 3.2. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that on the last business day of the term of an Option or Stock Appreciation Right (other than an Incentive Stock Option) (a) the exercise of the Option or Stock Appreciation Right is prohibited by Applicable Law, as determined by the Company, or (b) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right shall be extended until the date that is thirty (30) days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, in no event shall the extension last beyond the seven year term of the applicable Option or Stock Appreciation Right. Unless otherwise determined by the Administrator in the Award Agreement or by action of the Administrator following the grant of the Option or Stock Appreciation Right, (i) no portion of an Option or Stock Appreciation Right which is unexercisable at a Participant's Termination of Service shall thereafter become exercisable and (ii) the portion of an Option or Stock Appreciation Right that is unexercisable at a Participant's Termination of Service shall automatically expire ninety (90) days following such Termination of Service.

Article 6.

Exercise of Options and Stock Appreciation Rights

6.1   **Exercise and Payment.** An exercisable Option or Stock Appreciation Right may be exercised in whole or in part. However, unless the Administrator otherwise determines, an Option or Stock Appreciation Right shall not be exercisable with respect to fractional Shares and the Administrator may require that, by the terms of the Option or Stock Appreciation Right, a partial exercise must be with respect to a minimum number of Shares. Payment of the amounts payable with respect to Stock Appreciation Rights pursuant to this Article 6 shall be in cash, Shares (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.

6.2   **Manner of Exercise.**   Except as set forth in Section 6.3, all or a portion of an exercisable Option or Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock plan administrator of the Company or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a)   A written notice of exercise in a form the Administrator approves (which may be electronic) complying with the applicable rules established by the Administrator. The notice shall be signed or otherwise acknowledge electronically by the Participant or other person then entitled to exercise the Option or Stock Appreciation Right or such portion thereof;

(b)   Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with Applicable Law.

(c)   In the event that the Option shall be exercised pursuant to Section 10.3 by any person or persons other than the Participant, appropriate proof of the right of such person or persons to exercise the Option or Stock Appreciation Right, as determined in the sole discretion of the Administrator; and

(d)   Full payment of the exercise price and applicable withholding taxes for the Shares with respect to which the Option or Stock Appreciation Right, or portion thereof, is exercised, in a manner permitted by the Administrator in accordance with Sections 10.1 and 10.2.

6.3   **Notification Regarding Disposition.** The Participant shall give the Company prompt written or electronic notice of any disposition or other transfers (other than in connection with a Change of Control) of Shares acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Participant, or (b) one year after the date of transfer of such Shares to such Participant. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

Article 7.

Award of Restricted Stock

7.1 **Award of Restricted Stock.** The Administrator is authorized to make Awards of Restricted Stock to any Participant selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock to the extent required by Applicable Law.

7.2 **Rights as Stockholders.** Subject to Section 7.4, upon issuance of Restricted Stock, the Participant shall have, unless otherwise provided by the Administrator, all of the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Participant to whom such Restricted Stock are granted becomes the record holder of such Restricted Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary dividends or distributions with respect to the Shares may be subject to the restrictions set forth in Section 7.3.

7.3 **Restrictions.** All shares of Restricted Stock (including any shares received by Participants thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) and, unless the Administrator provides otherwise, any property (other than cash) transferred to Participants in connection with an extraordinary dividend or distribution shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Award Agreement, subject to Section 3.2.

7.4 **Repurchase or Forfeiture of Restricted Stock.** Except as otherwise determined by the Administrator, if no price was paid by the Participant for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Participant's rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Participant for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Participant the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Participant for such Restricted Stock or such other amount as may be specified in the applicable Award Agreement.

7.5 **Section 83(b) Election.** If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Participant would otherwise be taxable under Section 83(a) of the Code, the Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.

Article 8.

Award of Restricted Stock Units

8.1 **Grant of Restricted Stock Units.** The Administrator is authorized to grant Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.

8.2 **Vesting of Restricted Stock Units.** At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the Participant's duration of service to the Company or any Subsidiary, one or more Performance Goals or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator, subject to Section 3.2. An Award of Restricted Stock Units shall only be eligible to vest while the Participant is an Employee, a Consultant or a Director, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Restricted Stock Unit award may become vested subsequent to a Termination of Service in the event of the occurrence of certain events, subject to Section 11.6.

8.3 Maturity and Payment. At the time of grant, the Administrator shall specify the maturity date applicable to each grant of Restricted Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Participant (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the maturity date relating to each Restricted Stock Unit occur following the later of (a) the 15th day of the third month following the end of the calendar year in which the applicable portion of the Restricted Stock Unit vests; and (b) the 15th day of the third month following the end of the Company's fiscal year in which the applicable portion of the Restricted Stock Unit vests. On the maturity date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 10.4(f), transfer to the Participant one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the maturity date or a combination of cash and Common Stock as determined by the Administrator.

Article 9.

Award of Other Stock or Cash Based Awards and Dividend Equivalents

9.1 Other Stock or Cash Based Awards. The Administrator is authorized to grant Other Stock or Cash Based Awards, including awards entitling a Participant to receive Shares or cash to be delivered immediately or in the future, to any Eligible Individual. Subject to the provisions of the Plan, the Administrator shall determine the terms and conditions of each Other Stock or Cash Based Award, including the term of the Award, any exercise or purchase price, Performance Criteria and Performance Goals, transfer restrictions, vesting conditions and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement, subject to Section 3.2. Other Stock or Cash Based Awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other Awards granted under the Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement, and/or as payment in lieu of compensation to which an Eligible Individual is otherwise entitled.

9.2 Dividend Equivalents. Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date the Dividend Equivalents are granted to a Participant and the date such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.

Article 10.

Additional Terms of Awards

10.1 Payment. The Administrator shall determine the method or methods by which payments by any Participant with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash, wire transfer of immediately available funds or check, (b) Shares (including, in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award) or Shares held for such minimum period of time as may be established by the Administrator, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (d) other form of legal consideration acceptable to the Administrator in its sole discretion, or (e) any combination of the above permitted forms of payment. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

10.2 Tax Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA, employment tax or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of the Plan or any Award. The Administrator may, in its sole discretion and in satisfaction of the foregoing requirement, or in satisfaction of such additional withholding obligations as a Participant may have elected, allow a Participant to satisfy such obligations by any payment means described in Section 10.1 hereof, including without limitation, by allowing such Participant to elect to

have the Company or any Subsidiary withhold Shares otherwise issuable under an Award (or allow the surrender of Shares). The number of Shares that may be so withheld or surrendered shall be limited to the number of Shares that have a fair market value on the date of withholding or repurchase no greater than the aggregate amount of such liabilities based on the maximum statutory withholding rates in such Participant's applicable jurisdictions for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such taxable income. The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

10.3 **Transferability of Awards.**

(a)   Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except for certain beneficiary designations, by will or the laws of descent and distribution, or, subject to the Administrator's consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. Notwithstanding the foregoing, the Administrator, in its sole discretion, may determine to permit a Participant or a Permitted Transferee of such Participant to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Participant, pursuant to such conditions and procedures as the Administrator may establish. The Participant (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer; and the transfer of an Award to a Permitted Transferee shall be without consideration, except as required by Applicable Law. References to a Participant, to the extent relevant in the context, will include references to a Participant's authorized transferee that the Administrator specifically approves.

(b)   Notwithstanding Section 10.3(a), a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Administrator.

10.4 **Conditions to Issuance of Shares.** The Administrator shall determine the methods by which Shares shall be delivered or deemed to be delivered to Participants. Notwithstanding anything herein to the contrary, the Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company's satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company's inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Common Stock is listed, quoted, or traded. The Administrator may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Administrator may require that a Participant make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator. Unless the Administrator otherwise determines, no fractional Shares shall be issued and the Administrator, in its sole discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.

10.5 **Forfeiture and Claw-Back Provisions.** All Awards (including any proceeds, gains or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a Participant) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of Applicable Law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such claw-back policy was in place at the time of grant of an Award, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.

10.6 **Repricing.** Subject to Section 12.2, the Administrator shall not, without the approval of the stockholders of the Company, (a) authorize the amendment of any outstanding Option or Stock Appreciation Right to reduce its price per Share, or (b) cancel any Option or Stock Appreciation Right in exchange for cash or another Award when the Option or Stock Appreciation Right price per Share exceeds the Fair Market Value of the underlying Shares.

10.7 **Amendment of Awards.** Subject to Applicable Law, the Administrator may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or settlement, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant's consent to such action shall be required unless (a) the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Participant, or (b) the change is otherwise permitted under the Plan (including, without limitation, under Section 12.2 or 12.10).

10.8 **Lock-Up Period.** The Company may, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to one hundred eighty days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter. In order to enforce the foregoing, the Company shall have the right to place restrictive legends on the certificates of any securities of the Company held by the Participant and to impose stop transfer instructions with the Company's transfer agent with respect to any securities of the Company held by the Participant until the end of such period.

10.9 **Data Privacy.** As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 10.9 by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Participant's participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Participant, including but not limited to, the Participant's name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries, details of all Awards, in each case, for the purpose of implementing, managing and administering the Plan and Awards (the "Data"). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Participant's participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration and management of the Plan. These recipients may be located in the Participant's country, or elsewhere, and the Participant's country may have different data privacy laws and protections than the recipients' country. Through acceptance of an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Participant's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Participant's participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Participant's ability to participate in the Plan and, in the Administrator's discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws his or her consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

Article 11.

Administration

11.1 <u>**Administrator.**</u> The Committee shall administer the Plan; provided, however, that the Committee or the Administrator may delegate any or all of its powers under the Plan to one or more Committees or committees of officers of the Company or any of its Subsidiaries to the extent permitted by Applicable Law. The Board or the Administrator, as applicable, may rescind any such delegation, abolish any such committee or Committee and/or re-vest in itself any previously delegated authority at any time. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a "non-employee director" within the meaning of Rule 16b-3. Additionally, to the extent required by Applicable Law, each of the individuals constituting the Committee shall be an "independent director" under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee in its capacity as the Administrator under the Plan except with respect to matters which under Rule 16b 3 under the Exchange Act or any successor rule, or any regulations or rules issued thereunder, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded are required to be determined in the sole discretion of the Committee. Notwithstanding the foregoing, the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors.

11.2 <u>**Duties and Powers of Administrator.**</u> It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan and Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan as are not inconsistent with the Plan, to interpret, amend or revoke any such rules and to amend the Plan or any Award Agreement.

11.3 <u>**Action by the Administrator.**</u> Unless otherwise established by the Board or as required by Applicable Law, a majority of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan. Neither the Administrator nor any member or delegate thereof shall have any liability to any person (including any Participant) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award.

11.4 <u>**Authority of Administrator.**</u> Subject to any specific designation in the Plan and Applicable Law, the Administrator has the exclusive power, authority and sole discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant (including, without limitation, any Awards granted in tandem with another Award granted pursuant to the Plan);

(c) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, purchase price, any Performance Criteria and/or Performance Goals, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and claw-back and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e) Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules, policies, procedures and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

11.5 **Decisions Binding.** The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan or any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding and conclusive on all persons.

11.6 **Acceleration.** Subject to any specific designation in the Plan and Applicable Law, the Administrator has the exclusive power, authority and sole discretion to accelerate, wholly or partially, the vesting or lapse of restrictions (and, if applicable, the Company shall cease to have a right of repurchase) of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and Section 3.2 and Section 12.2.

Article 12.

Miscellaneous Provisions

12.1 **Amendment, Suspension or Termination of the Plan.**

(a) The Board may amend, suspend or terminate the Plan at any time; provided, that the Board may not, except as provided in Section 12.2, take any of the following actions without approval of the Company's stockholders given within twelve (12) months before or after such action: (i) increase the limit imposed in Section 3.1 on the maximum number of Shares which may be issued under the Plan, (ii) reduce the price per share of any outstanding Option or Stock Appreciation Right granted under the Plan or take any action prohibited under Section 10.6, or (iii) cancel any Option or Stock Appreciation Right in exchange for cash or another Award in violation of Section 10.6. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws. No amendment, other than an increase to the limit imposed in Section 3.1 on the maximum number of Shares which may be issued under the Plan, shall adversely affect in any material way any Award previously granted to a Participant pursuant to the Plan at the time of such amendment without the prior consent of the Participant.

(b) No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Award be granted under the Plan after the tenth (10th) anniversary of the earlier of (i) the date on which the Plan was adopted by the Board or (ii) the date the Plan was approved by the Company's stockholders (such anniversary, the "Expiration Date"). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

12.2 **Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.**

(a) **Adjustments.** In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company's stock or the share price of the Company's stock other than an Equity Restructuring, the Administrator may make equitable adjustments to reflect such change with respect to: (i) the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 on the maximum number and kind of Shares which may be issued under the Plan and adjustments of the manner in which Shares subject to Full Value Awards will be counted); (ii) the number and kind of Shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable Performance Criteria and Performance Goals with respect thereto); (iv) the grant or exercise price per share for any outstanding Awards under the Plan; and (v) the number and kind of Shares (or other securities or property) for which automatic grants are subsequently to be made to new and continuing Non-Employee Directors pursuant to any Non-Employee Director Compensation Policy adopted in accordance with Section 4.6.

(b) **Corporate Transactions.** In the event of any transaction or event described in Section 12.2(a) or any unusual or nonrecurring transactions or events affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary, or of changes in Applicable Law, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in Applicable Law:

(i)   To provide for the termination of any such Award in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 12.2 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment);

(ii)   To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

(iii)   To make adjustments in the number and type of Shares of the Company's stock (or other securities or property) subject to outstanding Awards, and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

(iv)   To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement;

(v)   To replace such Award with other rights or property selected by the Administrator; and/or

(vi)   To provide that the Award cannot vest, be exercised or become payable after such event.

(c)   In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article 12, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award's exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants. The adjustments provided under this Section 12(c) will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

(d)   **Change of Control.** Notwithstanding any other provision of the Plan, if a Change of Control occurs and a Participant's outstanding Awards are not continued, converted, assumed, or replaced by the surviving or successor entity in such Change of Control, then immediately prior to the Change of Control such outstanding Awards, to the extent not continued, converted, assumed, or replaced, shall become fully vested and, as applicable, exercisable, and all forfeiture, repurchase and other restrictions on such Awards shall lapse immediately prior to such transaction, provided that, to the extent the vesting of any such Award is subject to the satisfaction of specified Performance Goals, such Award shall vest at either (i) the target level of performance, pro-rated based on the period elapsed between the beginning of the applicable Performance Period and the date of the Change of Control, or (ii) the actual performance level as of the date of the Change of Control (as determined by the Administrator) with respect to all open Performance Periods (and the vesting pursuant to this clause (ii) shall constitute "full vesting" for purposes of this Section 12.2(d)). Subject to Section 12.2(d)(i) above, upon, or in anticipation of, a Change of Control, the Administrator may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change of Control, and shall give each Participant the right to exercise such Awards during a period of time as the Administrator, in its sole and absolute discretion, shall determine. For the avoidance of doubt, if the value of an Award that is terminated in connection with this Section 12.2(d) is zero or negative at the time of such Change of Control, such Award shall be terminated upon the Change of Control without payment of consideration therefor.

(e)   For the purposes of this Section 12.2, an Award shall be considered assumed if, following the Change of Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change of Control, the consideration (whether stock, cash, or other securities or property) received in the Change of Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change of Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change of Control.

(f) The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(g) Unless otherwise determined by the Administrator, no adjustment or action described in this Section 12.2 or in any other provision of the Plan shall be authorized to the extent it would (i) cause the Plan to violate Section 422(b)(1) of the Code, (ii) result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3 of the Exchange Act, or (iii) cause an Award to fail to be exempt from or comply with Section 409A.

(h) The existence of the Plan, any Award Agreement and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

12.3 **Approval of Plan by Stockholders.** The Plan shall be submitted for the approval of the Company's stockholders within twelve (12) months after the date of the Board's initial adoption of the Plan.

12.4 **No Stockholders Rights.** Except as otherwise provided herein or in an applicable Award Agreement, a Participant shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Participant becomes the record owner of such Shares.

12.5 **Paperless Administration.** In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

12.6 **Effect of Plan upon Other Compensation Plans.** The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

12.7 **Compliance with Laws.** The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all Applicable Law (including but not limited to state, federal and foreign securities law and margin requirements), and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. The Administrator, in its sole discretion, may take whatever actions it deems necessary or appropriate to effect compliance with Applicable Law, including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars. Notwithstanding anything to the contrary herein, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.

12.8 **Titles and Headings, References to Sections of the Code or Exchange Act.** The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.

12.9 **Governing Law.** The Plan and any Award Agreements hereunder shall be construed in accordance with and governed by the laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.

12.10 **Section 409A.** To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Plan and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. In that regard, to the extent any Award under the Plan or any other compensatory plan or arrangement of the Company or any of its Subsidiaries is subject to Section 409A, and such Award or other amount is payable on account of a Participant's Termination of Service (or any similarly defined term), then (a) such Award or amount shall only be paid to the extent such Termination of Service qualifies as a "separation from service" as defined in Section 409A, and (b) if such Award or amount is payable to a "specified employee" as defined in Section 409A then to the extent required in order to avoid a prohibited distribution under Section 409A, such Award or other compensatory payment shall not be payable prior to the earlier of (i) the expiration of the six-month period measured from the date of the Participant's Termination of Service, or (ii) the date of the Participant's death. To the extent applicable, the Plan and any Award Agreements shall be interpreted in accordance with Section 409A. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A, the Administrator may (but is not obligated to), without a Participant's consent, adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (A) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (B) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under Section 409A. The Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company shall have no obligation under this Section 12.10 or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties or interest under Section 409A with respect to any Award and shall have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute non-compliant, "nonqualified deferred compensation" subject to the imposition of taxes, penalties and/or interest under Section 409A.

12.11 **Unfunded Status of Awards.** The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

12.12 **Indemnification.** To the extent allowable pursuant to Applicable Law, each member of the Administrator shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan or any Award Agreement and against and from any and all amounts paid by him or her, with the Board's approval, in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf and, once the Company gives notice of its intent to assume such defense, the Company shall have sole control over such defense with counsel of the Company's choosing. The foregoing right of indemnification shall not be available to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of the person seeking indemnity giving rise to the indemnification claim resulted from such person's bad faith, fraud or willful criminal act or omission. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

12.13 **Relationship to Other Benefits.** No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

12.14 **Expenses.** The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

* * * * *



9900 W. 109TH ST. SUITE 100
OVERLAND PARK, KS 66210

compassminerals.com